CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on February 13, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Scilex Holding Company

(Exact name of registrant as specified in its charter)

Delaware	2836	92-1062542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Henry Ji, Ph.D.

Chief Executive Officer & President

960 San Antonio Road

Palo Alto, CA 94303

(650) 516-4310

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey T. Hartlin, Esq.

Elizabeth A. Razzano, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

(650) 320-1800

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2026

PROSPECTUS

SCILEX HOLDING COMPANY

$500,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Rights

Units

We may offer and sell, from time to time in one or more offerings, up to $500,000,000 in the aggregate of any combination of the securities identified above from time to time in one or more offerings, either individually or in combination with other securities. We may also offer common stock or preferred stock upon conversion of debt securities, common stock upon conversion of preferred stock, or common stock, preferred stock or debt securities upon the exercise of warrants, rights or units. This prospectus provides you with a general description of the securities that we may offer.

Each time we offer and sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the amounts, prices and terms of the securities. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus, prospectus supplement and any related free writing prospectuses may also add, update or change information contained in this prospectus with respect to that offering. You should carefully read this prospectus and the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference, before you invest in any of our securities.

We may offer and sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of this prospectus, any applicable prospectus supplement and in any applicable free writing prospectuses, and under similar headings in the documents that are incorporated by reference into this prospectus.

Our common stock, par value $0.0001 per share (“Common Stock”), is currently listed on the Nasdaq Capital Market under the symbol “SCLX”. On February 12, 2026, the last reported sales price for our Common Stock was $8.26 per share. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the Nasdaq Capital Market or any securities market or other exchange of the securities, if any, covered by the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is    , 2026.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

i

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

ABOUT THIS PROSPECTUS

Whenever we refer to “Scilex,” “we,” “our” or “us” in this prospectus, we mean Scilex Holding Company, unless the context suggests otherwise. When we refer to “you” or “yours,” we mean the holders of the applicable series of securities.

This prospectus is part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings, up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement and any related free writing prospectus that we may authorize may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus, any prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, in an accompanying prospectus supplement or incorporated by reference herein or therein and any related free writing prospectus that we may authorize to be provided to you. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any accompanying prospectus supplement and any related free writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement and any related free writing prospectus is correct on any date after the respective dates of the prospectus, such prospectus supplement or supplements and free writing prospectus, as applicable, even though this prospectus, such prospectus supplement or supplements and free writing prospectus are delivered or securities are sold pursuant thereto, as applicable, at a later date. Since the respective dates of the prospectus contained in this registration statement, any accompanying prospectus supplement and any free writing prospectus, our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.” We may only sell securities pursuant to this prospectus if this prospectus is accompanied by a prospectus supplement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, any applicable prospectus supplement and any related free writing prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus forms a part. Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Scilex”, the “Company”, “we”, “us”, “our” or similar references mean Scilex Holding Company.

Overview

We are an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid management products for the treatment of acute and chronic pain. We believe that our innovative non-opioid product portfolio has the potential to provide effective pain management therapies that can have a transformative impact on patients’ lives. We target indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. We launched our first commercial product in October 2018, in-licensed two commercial products in 2022 and 2023, and are developing our late-stage pipeline.

Our commercial product, ZTlido (lidocaine topical system) 1.8% (“ZTlido”), is a prescription lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with post-herpetic neuralgia (“PHN”), which is a form of post-shingles nerve pain. ZTlido possesses novel delivery and adhesion technology designed to address many of the limitations of current prescription lidocaine patches by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. We market ZTlido through a dedicated sales force of approximately 65 people, targeting 10,000 primary care physicians, pain specialists, neurologists and palliative care physicians who we believe treat the majority of PHN patients. We in-licensed the exclusive right to commercialize GLOPERBA (colchicine USP) oral solution (“GLOPERBA”), an FDA-approved prophylactic treatment for painful gout flares in adults, in the United States. We launched GLOPERBA in June 2024 and believe we are well-positioned to market and distribute the product. In January 2025, we in-licensed the rights to commercialize GLOPERBA outside the United States. In February 2023, we acquired the rights to patents, trademarks, regulatory approvals and other rights related to ELYXYB (celecoxib oral solution) (“ELYXYB”) and its commercialization in the United States and Canada. In April 2023, we launched ELYXYB®, in the United States for the treatment of acute migraine, with or without aura, in adults. In January 2025, we received approval from Health Canada’s Pharmaceutical Drugs Directorate, Bureau of Cardiology, Allergy and Neurological Sciences for ELYXYB for the acute treatment of migraine with or without aura in Canada.

Our development pipeline consists of three product candidates, (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SP-102” or “SEMDEXA”), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain or sciatica with the second Phase 3 study initiated in September 2025, (ii) SP-103 (lidocaine topical system) 5.4% (“SP-103”), a Phase 2, next-generation, triple-strength formulation of ZTlido, for the treatment of chronic neck pain associated with muscle spasms and for which we have completed a Phase 2 trial in acute low back pain (“LBP”), and (iii) SP-104(4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride formulation for the treatment of fibromyalgia, for which Phase 1 trials were completed.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SEMDEXA has been granted fast track designation by the FDA and, if approved, could become the first FDA-approved alternative to off-label epidural steroid injections, which are administered over 12 million times annually in the United States. We have completed a pivotal Phase 3 study with final results received in March 2022, which results reflected achievement of primary and secondary endpoints, and initiated the second Phase 3 study in September 2025. SP-103 has also been granted fast track designation by the FDA for LBP. We received our SP-103 Phase 2 top-line results in August 2023 and the trial achieved its objectives characterizing safety, tolerability and preliminary efficacy of SP-103 in acute LBP associated with muscle spasms. SP-103 was safe and well tolerated. Increase of lidocaine load in topical system by three times, compared with approved ZTlido,5.4% vs. 1.8%, did not result in signs of systemic toxicity or increased application site reactions with daily applications over one month treatment. We will continue to analyze the SP-103 Phase 2 trial data along with an investigator study of ZTlido in patients with neck pain completed in the second half of 2023, which also has shown promising top-line efficacy and safety results. SP-103, if approved, could become the first FDA-approved lidocaine topical product for the treatment of chronic neck pain associated with muscle spasms. SP-103 is a triple-strength lidocaine topical system designed to deliver a dose of lidocaine three times higher than any lidocaine topical product that we are aware of, either approved or in development. We are examining SP-103 as a treatment for chronic neck pain associated with muscle spasms, a condition with high unmet need which we expect could affect over 20 million patients in the United States as of 2023. On October 20, 2024, we announced the successful end of a Phase 2 meeting with the FDA and leading to an agreed path forward to a new drug application (including other marketing applications, an “NDA”) for our product candidate, SP-103.

We currently contract with third parties for the manufacture, assembly, testing, packaging, storage and distribution of our products. We obtain our commercial supply of certain of our products, the clinical supply of our product candidates and certain of the raw materials used in our product candidates from sole or single source suppliers and manufacturers. Prior to April 2022, we relied on a single third-party logistics distribution provider, Cardinal Health 105, for ZTlido distribution in the United States. Cardinal Health 105 purchased and shipped ZTlido to customer wholesale distribution centers. Cardinal Health 105 also performed order management services on our behalf. On April 2, 2022, we announced the expansion of our direct distribution network to national and regional wholesalers and pharmacies. Cardinal Health 105 will continue to provide traditional third-party logistics functions for us.

Since our inception, we have invested substantial efforts and financial resources on acquiring product and technology rights while building our intellectual property portfolio and infrastructure. In June 2022, we in-licensed the exclusive right to commercialize GLOPERBA oral solution, an FDA-approved prophylactic treatment for painful gout flares in adults, in the U.S. In February 2023, we acquired rights to FDA-approved ELYXYB in the U.S. and Canada for the acute treatment of migraine. We intend to continue to explore and evaluate additional opportunities such as these to grow our business. We have incurred significant operating losses as a result of such investment efforts, including the development of SEMDEXA, conducting of Phase 3 trials for SEMDEXA, and the development of SP-103 and SP-104. Our ability to generate sufficient revenue to achieve profitability will depend on the successful commercialization of our products, ZTlido, GLOPERBA and ELYXYB, and the development of our product candidates. We had a net loss of $257.8 million and $4.4 million for the three months ended September 30, 2025 and 2024, and a net loss of $327.9 million and $66.3 million for the nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025, we had an accumulated deficit of $888.7 million. As of September 30, 2025, we had cash and cash equivalents of approximately $0.9 million. Our management has concluded that there is substantial doubt about our ability to continue as a going concern for one year after the date that the consolidated financial statements are issued. See Note 2 titled “Liquidity and Going Concern” to our consolidated financial statements for the year ended December 31, 2024 appearing elsewhere in this prospectus and the nine-month period ended September 30, 2025 incorporated by reference herein for additional information.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

We expect to continue to make investments in our sales and marketing organization and expand digital marketing efforts to broaden awareness of ZTlido, GLOPERBA and ELYXYB and in research and development, clinical trials and regulatory affairs to develop our product candidates, SEMDEXA, SP-103 and SP-104. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, government contracts or other strategic transactions. We may be unable to raise additional funds or enter into such agreements or arrangements when needed on favorable terms, or at all. If adequate funds on acceptable terms are not available when needed, we may be required to reduce the scope of the commercialization of ZTlido, GLOPERBA and ELYXYB or delay, scale back or discontinue the development of one or more of our product candidates.

Our Marketed Product and Pipeline

The following chart illustrates completed and anticipated milestones for our current commercial products and novel product candidates.

For a complete description of our business, financial condition, results of operations and other important information, we refer you to our filings with the SEC that are incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, each as amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, which are incorporated by reference into this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information”.

See the section titled “Risk Factors” in this prospectus for a discussion of some of the risks related to the execution of our business strategy.

Business Combination

On November 10, 2022, Vickers Vantage Corp. I, our predecessor company (“Vickers”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 17, 2022, by and among us, Vantage Merger Sub Inc., a Delaware corporation that was a wholly owned subsidiary of Vickers prior to the Closing (“Merger Sub”), and the pre-Business Combination Scilex Holding Company (“Legacy Scilex”), as it may be amended or restated from time to time (the “Merger Agreement”).

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Pursuant to the Merger Agreement, (i) prior to the closing of the Business Combination (the “Closing”), Vickers changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and (ii) at the Closing, and following the Domestication, Merger Sub merged with and into Legacy Scilex (the “Merger”), with Legacy Scilex as the surviving company in the Merger, and, after giving effect to such Merger, Legacy Scilex became a wholly owned subsidiary of Vickers. The Merger was approved by Vickers’s shareholders at a meeting held on November 9, 2022. In connection with the Business Combination, Vickers changed its name to “Scilex Holding Company.”

Reverse Stock Split

On April 3, 2025, the our Board of Directors approved a reverse stock split of the Common Stock at a ratio of 1-for-35 (the “Reverse Stock Split”), which was effected on April 15, 2025. As a result of the Reverse Stock Split, every 35 shares of pre-Reverse Stock Split Common Stock was combined into one share of post-Reverse Stock Split Common Stock, without any change in par value per share. No fractional shares were issued as a result of the Reverse Stock Split, as fractional shares of Common Stock were rounded down to the nearest whole share. All historical share and per share amounts included in this prospectus have been adjusted to reflect the Reverse Stock Split, except that the Company’s financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 15, 2025, have not been adjusted to reflect the Reverse Stock Split.

Corporate Information

We were incorporated under the name “Vickers Vantage Corp. I” on February 21, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On November 9, 2022, we changed our jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. On November 9, 2022, we changed our name to “Scilex Holding Company”.

Our principal executive offices are located at 960 San Antonio Road, Palo Alto, California 94303, and our telephone number is (650) 516-4310. Our website address is www.scilexholding.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any of the documents filed by us with the SEC at no cost from the SEC’s website at http://www.sec.gov.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our business, financial condition and results of operations. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the initial public offering of our company, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates equals or exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

As a result, the information in this prospectus and that we provide to our investors in the future may be different than what you might receive from other public reporting companies.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements”, you should carefully consider the risks and uncertainties described under the section titled “Risk Factors” contained in our most recent Annual Report on Form 10-K, together with all of the other information appearing in or incorporated by reference into this prospectus, as updated by our subsequent filings with the SEC, as well as the risk factors and other information contained in any applicable prospectus supplement and any applicable free writing prospectus before deciding to invest in our securities. If any of these risks actually occurs, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, any prospectus supplement, any post-effective amendment or in any filing or document incorporated by reference herein or therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement or in any free writing prospectuses we have authorized for use in connection with a specific offering, we currently intend to use the net proceeds from the sale of the securities offered by this prospectus, if any, for working capital and general corporate purposes, which may include capital expenditures, commercialization expenditures, research and development expenditures, regulatory affairs expenditures, clinical trial expenditures, acquisitions of new technologies and investments, business combinations and the repayment, refinancing, redemption or repurchase of indebtedness or capital stock.

The intended application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the accompanying prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon a number of factors, such as the costs and timing of commercial and development activities, including, for example, conducting preclinical studies and clinical trials, our funding requirements and the availability and costs of other funds. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in interest-bearing instruments.

We may bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq Capital Market listing fees, and fees and expenses of our counsel and our accountants.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, about us and our subsidiaries. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and include statements relating to:

•	our ability to maintain the listing of our Common Stock on the Nasdaq Capital Market;

•	our public securities’ liquidity and trading;

•	our ability to raise financing in the future;

•	our expected use of proceeds from future issuances of equity or convertible debt securities;

•	our future financial performance, including our revenue, costs of revenue and operating expenses;

•	our future use of equity or debt financings to execute our business strategy;

•	our ability to use cash on hand to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures;

•	the outcome of any legal proceedings that may be instituted against us;

•	our ability to attract and retain qualified directors, officers, employees and key personnel;

•	our ability to compete effectively in a highly competitive market;

•	the competition from larger biotechnology companies that have greater resources, technology, relationships and/or expertise;

•	the ability to protect and enhance our corporate reputation and brand;

•	the impact from future regulatory, judicial and legislative changes in our industry;

•	anticipated regulatory and legal developments in the United States and foreign countries in which we may seek regulatory approval for our product candidates in the future;

•	our ability to obtain and maintain regulatory approval of any of our products and product candidates;

•	our ability to research, discover and develop additional product candidates;

•	our ability to grow and manage growth profitably;

•	our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	our ability to execute our business plans and strategy;

•	our ability to prevent, respond to, and recover from a cybersecurity incident;

•

the effect of any geopolitical conflicts or new or increased international tariffs, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our clinical studies and clinical trials;

•	the effect of global economic and political developments, including the conflicts in Ukraine and Israel;

•	regulatory developments related to crypto assets and crypto asset markets;

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

•	a determination that we are an investment company under the Investment Company Act of 1940 (the “1940 Act”);

•	our ability successfully adopt and execute on our new cryptocurrency treasury strategy;

•	any changes in the accounting treatment of cryptocurrency holdings;

•	general volatility in the cryptocurrency market; and

•	other factors detailed under the section of this prospectus titled “Risk Factors.”

Any forward-looking statements should be considered in light of these factors. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “contemplate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “will,” “would” and other similar words and expressions (including the negative of any of the foregoing), but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on information available as of the date of this prospectus and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and our directors, officers and affiliates. There can be no assurance that future developments will be those that have been anticipated. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements.

You should read this prospectus, or any accompanying prospectus supplement and the documents incorporated by reference completely and with the understanding that our actual future results may be materially different from what we currently expect. Our business and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the risk factors set forth in Part I —Item 1A, “Risk Factors”, in our Annual Report on Form 10-K for the year ended December 31, 2024 and Part II—Item 1A, “Risk Factors”, in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and in other filings with the SEC, which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, that are incorporated by reference in this prospectus.

You should assume that the information appearing in this prospectus, any accompanying prospectus supplement, any related free writing prospectus and any document incorporated herein by reference is accurate as of its date only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. There may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus. Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our securities. The following summary does not purport to be complete and is subject to the Company’s restated certificate of incorporation (the “Certificate of Incorporation”) , the Bylaws of the Company (the “Bylaws”), the certificate of designations of the Company, designating the series of preferred stock, par value $0.0001 per share, of the Company as “Series A Preferred Stock”, filed with the Secretary of State of the State of Delaware on November 10, 2022 (the “Series A Certificate of Designations”), and the provisions of applicable law. Copies of the Certificate of Incorporation and the Bylaws are attached as exhibits to the registration statement of which this prospectus forms a part. The stockholders are encouraged to read the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), the Certificate of Incorporation and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Certificate of Incorporation authorizes the issuance of (i) 740,000,000 shares of Common Stock and (ii) 45,000,000 shares of Preferred Stock, of which 29,057,097 shares have been designated as Series A Preferred Stock. As of January 31, 2026, there were 8,491,267 shares of Common Stock and 29,057,097 shares of Series A Preferred Stock issued and outstanding.

Common Stock

The Certificate of Incorporation provides the following with respect to the rights, powers, preferences and privileges of our Common Stock.

Dividend Rights

The holders of our Common Stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors (the “Board”) upon the shares of our capital stock, which dividends may be paid either in cash, in property or in shares of our capital stock, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Subject to applicable law and the Certificate of Incorporation, our Board will have full power to determine whether any dividends shall be declared and paid to stockholders.

Voting Rights

Each holder of our Common Stock will be entitled to one vote for each share of our Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except for any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding classes or series of our Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Certificate of Incorporation or the DGCL. Any action or matter presented to the stockholders at a duly called or convened meeting, at which a quorum is present, will be decided by the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon, except that our directors will be elected by a plurality of the votes cast.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, the holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our Preferred Stock, if any, then outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

No Preemptive or Similar Rights

Our Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Fully Paid and Non-Assessable

The outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

The Certificate of Incorporation authorizes our Board, subject to limitations prescribed by Delaware law, to issue up to 45,000,000 shares of preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof, including voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights, in each case without further vote or action by our stockholders. The number of authorized shares of our Common Stock and our Preferred Stock may be increased or decreased (but not below the number of the shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of our outstanding stock entitled to vote thereon.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

We filed the Series A Certificate of Designations, which designated 29,057,097 shares of our preferred stock as “Series A Preferred Stock”, all of which are issued and outstanding as of January 31, 2026.

Series A Preferred Stock

Number and Designation

As of January 31, 2026, 29,057,097 shares of the Series A Preferred Stock are held by SCLX Stock Acquisition JV LLC, our indirect wholly-owned subsidiary, which shares were repurchased from Sorrento pursuant to the terms of the Stock Purchase Agreement, dated September 21, 2023, entered into between us and Sorrento (the “Sorrento SPA”) and represent all of the shares of Series A Preferred Stock that were previously owned by Sorrento. The shares of Series A Preferred Stock have all of the rights, preferences and privileges set forth in the Series A Certificate of Designations as more fully described below.

Rank

The Series A Preferred Stock shall rank (i) senior to all of our Common Stock, and to all other classes or series of our capital stock, except for any such other class or series, the terms of which expressly provide that it ranks on parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of the Company (“Junior Securities”); and (ii) on parity with each class or series of our capital stock, created specifically ranking by its terms on parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of the Company (“Parity Securities”).

Dividend Rights

Holders of the Series A Preferred Stock shall not be entitled to dividends unless we pay dividends to holders of the Common Stock and shall be entitled to receive, when, as and if declared by our Board, such dividends

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

(whether in cash or other property) as are paid to holders of our Common Stock to the same extent as if such holders of Series A Preferred Stock had been deemed to convert their shares of Series A Preferred Stock into Common Stock and had held such shares of Common Stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the Common Stock.

Liquidation Preference

In the event of a change of control, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any payment or distribution of our property or assets (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of Series A Preferred Stock shall be entitled to receive an amount per share of Series A Preferred Stock equal to the greater of (i) the sum of $10.00 (which amount shall be appropriately adjusted in the event of any stock split, stock combination or other similar recapitalization of the Series A Preferred Stock) and all accrued and unpaid dividends and (ii) the amount such share of Series A Preferred Stock would be entitled to receive pursuant to the change of control, liquidation, dissolution or winding-up of the Company assuming that such share had been converted into shares of Common Stock in a Deemed Conversion (as defined below).

Conversion and Redemption Rights

The shares of Series A Preferred Stock will not be convertible into Common Stock or any of our other securities and will not be redeemable by the Company; provided, however, a number of the rights, preferences and privileges of the Series A Preferred Stock set forth in the Series A Certificate of Designations will be determined based on an as-converted-to-Common Stock basis or otherwise assume that the shares of Series A Preferred Stock are converted into shares of Common Stock. Accordingly, the number of shares of Common Stock that each share of Series A Preferred Stock is deemed to be (or otherwise being treated as) converted into for the purpose of affecting the various rights, preferences and privileges of the Series A Preferred Stock set forth in the Series A Certificate of Designation (a “Deemed Conversion”), whether in connection with a change of control or otherwise, shall be equal to the result obtained by dividing (i) stated value by (ii) $10.00 (subject to anti-dilution adjustments). As a result of certain anti-dilution adjustments, the conversion price of the Series A Preferred Stock as of the date of this prospectus is $31.50.

Voting and Other Preferred Rights

Except as otherwise required by law or as set forth in the Series A Certificate of Designations, the holders of shares of Series A Preferred Stock will be entitled to vote, together with the holders of shares of Common Stock and not separately as a class, on all matters upon which holders of shares of Common Stock have the right to vote. The holders of shares of Series A Preferred Stock will be entitled to one vote for each share of Common Stock that such share of Series A Preferred Stock would otherwise be convertible into pursuant to a Deemed Conversion on the record date for the determination of the stockholders entitled to vote.

As long as any shares of Series A Preferred Stock are outstanding, we shall not, without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock (a) change the Series A Preferred Stock (whether by merger, consolidation, reclassification or otherwise) into cash, securities or other property except in accordance with the terms of the Series A Certificate of Designations; (b) create, authorize or issue any Parity Security or other equity security the terms of which provide that it ranks senior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company, or increase the authorized amount of any such other class or series; or (c) amend the Certificate of Incorporation or the Series A Certificate of Designations in any manner that adversely affects the holders of Series A Preferred Stock.

Registration Rights

Pursuant to the Amended and Restated Registration Rights Agreement, dated as of November 10, 2022, by and among us, Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Sorrento

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Therapeutics, Inc. and certain security holders set forth on the signature pages thereto (the “Registration Rights Agreement”), entered into in connection with the closing of the Business Combination, certain of our stockholders are able to demand that we register their registrable securities under certain circumstances and each also have piggyback registration rights for these securities. In addition, we are required to file and maintain an effective registration statement under the Securities Act covering the resale of all such registrable securities. We have filed a registration statement on Form S-1 (File No. 333-268603) which was initially declared effective by the SEC on December 27, 2022, in order to satisfy these obligations. The registration of these securities will enable the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of Common Stock trading in the public market may have an adverse effect on the market price of our securities.

Anti-Takeover Matters in our Governing Documents and Under Delaware Law

Certain provisions of Delaware law, along with the Certificate of Incorporation and the Bylaws, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire the Company, which could deprive our stockholders of opportunities to sell their shares of our Common Stock at prices higher than prevailing market prices.

Authorized but Unissued Capital Stock

The authorized but unissued shares of our Common Stock and our Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules and listing standards of The Nasdaq Stock Market LLC. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Impact of the Equity Repurchase Transaction on Provisions Related to a Sorrento Trigger Event

Certain provisions of our Certificate of Incorporation related to the number of authorized directors, filling vacancies on the Board, removal of directors, stockholder actions by written consent, calling of special meetings of our stockholders, our election to not be governed by Section 203 of the DGCL and amendments to our Certificate of Incorporation and our Bylaws lapse upon or are triggered at the time Sorrento Therapeutics, Inc. (“Sorrento”, together with its affiliates, subsidiaries, successors and assigns (other than us and our subsidiaries)) first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors (the “Sorrento Trigger Event”). Upon the closing of the equity repurchase transaction pursuant to the Sorrento SPA in which we purchased from Sorrento (i) 1,716,245 shares of Common Stock, (ii) 29,057,097 shares of Series A Preferred Stock, and (iii) warrants exercisable for 128,304 shares of Common Stock, each with an exercise price of $402.50 per whole share (the “Equity Repurchase Transaction”),, a Sorrento Trigger Event occurred. The disclosures below related to the foregoing provisions are based on the occurrence of such event.

Classified Board of Directors

The Certificate of Incorporation provides that our Board is divided into three classes, with the classes as nearly equal in number as practical and each class serving three-year staggered terms. The directors in each class serve for a three-year term, with one class being elected each year by the stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The Certificate of Incorporation also provides that the total number of directors shall be determined from time to time exclusively by our Board.

Removal of Directors; Vacancies

The Certificate of Incorporation provides that, except as otherwise required by law or the Certificate of Incorporation, directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, in each case subject to the rights of holders of any series of Preferred Stock.

In addition, the Certificate of Incorporation provides that, except as otherwise provided therein or by law, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in our Board, shall be filled only by a majority of the directors then in office, although less than a quorum, and shall not be filled by our stockholders, in each case subject to the rights of the holders of any series of Preferred Stock.

These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of the Company or changes in our management.

Delaware Anti-Takeover Law

The Certificate of Incorporation provides that we are governed by Section 203 of the DGCL.

Section 203 of the DGCL prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

The Certificate of Incorporation provides that the restrictions on business combination of Section 203 of the DGCL will not apply to Sorrento or its current or future Affiliates (as defined in the Certificate of Incorporation) regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of our capital stock entitled to vote generally in the election of directors beneficially owned by them.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our capital stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

The Certificate of Incorporation provides that special meetings of stockholders may only be called by order of the Chairperson of our Board, our Board or the Chief Executive Officer, subject to the rights of the holders of any series of Preferred Stock with respect to such series of preferred stock. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Director Nominations and Stockholder Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information.

Generally, to be timely, a stockholder’s notice must be delivered to our secretary at our principal executive offices not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by us. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow any previously scheduled meeting of stockholders to be postponed, adjourned or canceled by resolution of our Board. In addition, the Bylaws allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL and the terms of the Certificate of Incorporation, any action required or permitted to be taken by our stockholders must be effected by a duly called annual or special meeting of such stockholders, subject to the rights of the holders of any series of Preferred Stock with respect to such series of preferred stock.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Certificate of Incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the following provisions of the Certificate of Incorporation: Article V (Board of Directors), Article VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), Article VII (Limitation of Liability), Article VIII (Corporate Opportunities and Competition), Article IX (Exclusive Forum), Article X (Section 203 of the DGCL) and Article XI (Amendment of Certificate of Incorporation and Bylaws), and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.

The Certificate of Incorporation and the Bylaws provide that, our Board is authorized to make, alter and repeal the Bylaws, without the consent or vote of the stockholders, by an approval of a majority of the total authorized number of directors. The affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the Bylaws.

The provisions of the DGCL, the Certificate of Incorporation and the Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board and our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exclusive Forum

The Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL or of the Certificate of Incorporation or the Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws, (v) any action or proceeding asserting a claim against us or any of our current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL. The foregoing exclusive forum provisions will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, the Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Certificate of Incorporation to be inapplicable or unenforceable in such action. We may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation.

Limitation of Liability and Indemnification of Directors and Officers

The Certificate of Incorporation and the Bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

•	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

The Certificate of Incorporation also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Bylaws provide that we shall indemnify any person who is or was a director or officer of the Company or who is or was serving at our request as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (a “Covered Person”) and who is or was a party to, is threatened to be made a party to, or is otherwise involved (including as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director or officer of the Company or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at our request), in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement consented to in writing by us) and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection therewith, subject to certain conditions. In addition, the Bylaws provide that we may, to the fullest extent permitted by law, (i) advance costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding in advance of the final disposition of such proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at our expense, to protect us and any person who is or was a director, officer, employee or agent of the Company or is or was a director, officer, employee or agent of the Company serving at our request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not we would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL or the provisions of the Bylaws.

We have entered into indemnification agreements with each of our directors, executive officers and certain other employees as determined by our Board. These agreements, among other things, require us to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. Our Board believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The above description of the indemnification provisions of the Certificate of Incorporation, the Bylaws and the indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our Board.

The limitation of liability and indemnification provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. In addition, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation provides that, to the fullest extent permitted by law, no Identified Person (as defined therein) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates or (ii) otherwise investing in or providing services to any person that is engaged in the same or similar business activities as we or our affiliates are engaged in or competes with us or our affiliates. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer to us or our subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates. Subject to the preceding sentences and to the fullest extent permitted by applicable law, neither we nor any of our subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Person, and we waive and renounce any interest or expectancy therein, except with respect to opportunities offered solely and expressly to our officers in their capacity as such.

Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. However, appraisal rights are not available in all circumstances.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in the Company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our capital stock at the time of the transaction to which the action relates.

SPAC Warrants

At the effective time of the Domestication, each warrant to purchase Vickers Ordinary Shares that was issued and outstanding immediately prior to the effective time of the Domestication and not terminated pursuant to its terms was converted into a warrant to purchase shares of our Common Stock on the same terms and conditions as are in effect with respect to such warrant immediately prior to the effective time of the Domestication. As of January 31, 2026, there were 6,968,204 SPAC Warrants outstanding, which are currently exercisable for an aggregate of up to 198,807 shares of Common Stock.

“SPAC Warrants” consist of (i) 5,555,249 redeemable warrants that were included in the Units (each of which consisted of one Vickers Ordinary Share and one-half of one redeemable warrant) that entitle the holder of each whole warrant to purchase one Vickers Ordinary Share at a price of $11.50 per share (the “Public Warrants”), and (ii) 1,402,955 warrants sold in a private placement to Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd consummated on January 11, 2021 (the “Private Warrants”).

Public Warrants

Each Public Warrant entitles the registered holder thereof to purchase 1/35th of a share of our Common Stock at a price of $402.50 per whole share, subject to adjustment as described in the Warrant Agreement. Pursuant to the Warrant Agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. We may, in our sole discretion, lower the warrant exercise price at any time

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

prior to the expiration date for a period of not less than 20 business days and any such reduction will be applied consistently to all of the warrants, provided that we will provide at least 20 days’ prior written notice to registered holders of the warrants.

However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the issuance of the Common Stock issuable upon exercise of the warrants and a current prospectus relating to such Common Stock. Notwithstanding the foregoing, if a registration statement covering the issuance of the Common Stock issuable upon exercise of the Public Warrants is not effective within 90 days from the consummation of the Business Combination, warrantholders may, from the 91st day after the consummation of the Business Combination until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will expire five years from the consummation of the Business Combination (i.e., November 10, 2027) at 5:00 p.m., New York City time or earlier upon redemption or liquidation.

We may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

•	at any time while the warrants are exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrantholder,

•

if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given, and

•

if, and only if, there is an effective registration statement covering the Common Stock issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption.

We may not exercise such redemption right if the issuance of the Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrantholders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing per share price of our Common Stock and the warrant exercise price so that if the per share price of our Common Stock declines as a result of our redemption call, the redemption will not cause the per share price of our Common Stock to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders of warrants to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported closing price of the shares of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. For example, if a holder held 150 warrants to purchase

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

150 shares of our Common Stock and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares of our Common Stock without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our Common Stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances. Requiring a cashless exercise in this manner will reduce the number of shares of our Common Stock to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to use if we do not need the cash from the exercise of the Public Warrants.

The warrants are issued in registered form under a warrant agreement (the “Warrant Agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the registered holders of a majority of the then-outstanding warrants (including the Private Placement Warrants) in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of (i) a stock dividend or split up, (ii) a consolidation, combination, reverse stock split or reclassification of the Common Stock, (iii) extraordinary dividend or (iv) reclassification or reorganization of the outstanding Common Stock or an merger or consolidation of us with or into another corporation. However, the warrants will not be adjusted for issuances of shares of Common Stock at a price below the par value per share issuable upon exercise of the warrants. Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, the warrant exercise price will be adjusted by multiplying such warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check or bank draft payable to the order of the warrant agent or wire transfer, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share of Common Stock held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable for cash and we will not be obligated to issue shares of Common Stock upon exercise of a warrant unless the shares of Common Stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the Common Stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrantholders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrantholder would not be able to exercise their warrants to the extent that, after giving effect to such exercise,

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

such holder (together with such holder’s affiliates) would beneficially own in excess of 9.8% of the Common Stock outstanding immediately after giving effect to such exercise.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number of shares of Common Stock to be issued to the warrantholder.

Private Warrants

The Private Warrants are identical to the Public Warrants except that such Private Warrants are exercisable for cash (even if a registration statement covering the issuance of the Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

The foregoing summary of the terms and conditions of the SPAC Warrants does not purport to be complete and is qualified in its entirety by reference to the copy of the specimen warrant certificate and the Warrant Agreement that are filed as exhibits to the registration statement of which this prospectus forms a part.

Additional Warrants

As of January 31, 2026, warrants to purchase 13,041,124 shares of common stock with a weighted-average exercise price of $7.989 per share were outstanding. All of our outstanding warrants are currently exercisable, except to the extent that certain of them may be subject to a blocker provision, which restricts the exercise of a warrant if, as a result of such exercise, the warrant holder, together with its affiliates and any other person whose beneficial ownership of common stock would be aggregated with the warrant holder’s for purposes of Section 13(d) of the Exchange Act, would beneficially own in excess of 4.99%, 9.99%, 19.99% or 19.9% of our then issued and outstanding shares of common stock (including the shares of common stock issuable upon such exercise), as such percentage ownership is determined in accordance with the terms of such warrant. All of our outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions and our warrants issued on October 7, 2024 also provide for full-ratchet adjustment (down to the exercise price floor referenced therein) in connection with subsequent offerings at a per share price less than the exercise price then in effect). In addition, certain of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, New York 10004.

Listing

Shares of our Common Stock and Public Warrants are listed on the Nasdaq Capital Market under the symbols “SCLX” and “SCLXW”, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. While the terms we have summarized below will apply generally to any debt securities that we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below. Unless the context requires otherwise, whenever we refer to the indenture, we also are referring to any supplemental indentures that specify the terms of a particular series of debt securities.

We will issue the debt securities under the indenture that we will enter into with the trustee named in the indenture. The indenture will be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We have filed the form of indenture as an exhibit to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of the debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC.

The following summary of material provisions of the debt securities and the indenture is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements and any related free writing prospectuses we authorize for use in connection with a specific offering of debt securities, as well as the complete indenture that contains the terms of the debt securities.

General Matters

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and in any currency or currency unit that we may designate. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations or financial condition or transactions involving us.

We may issue the debt securities issued under the indenture as “discount securities”, which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may be issued with “original issue discount” (“OID”), for U.S. federal income tax purposes because of interest payment and other characteristics or terms of the debt securities. Material U.S. federal income tax considerations applicable to debt securities issued with OID will be described in more detail in the applicable prospectus supplement.

We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the form of the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of and interest on the debt securities will be payable;

•	the applicability of any guarantees;

•	the terms and conditions upon which we may redeem the debt securities;

•

whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•

the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•

if the debt securities of the series will be issued in whole or in part in the form of a global debt security, the terms and conditions, if any, upon which such global debt security may be exchanged in whole or in part for other individual debt securities in definitive registered form, the depositary (as defined in the applicable prospectus supplement) for such global security and the form of any legend or legends to be borne by any such global security in addition to or in lieu of the legend referred to in the indenture;

•	the principal amount due at maturity, and whether the debt securities will be issued with original issue discount;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of and interest on the debt securities will be made;

•

if payments of principal of or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•

the manner in which the amounts of payment of principal of or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	the terms of the subordination of any series of the debt securities;

•	restrictions on transfer, sale or other assignment of the debt securities, if any;

•

if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in U.S. dollars;

•	the right, if any, to extend the interest payment periods or defer the payment of interest and maximum length of any such deferral period;

•	with regard to the debt securities that do not bear interest, the dates for certain required reports to the trustee;

•	any provisions granting special rights to holders when a specified event occurs;

•	any addition to or change in the provisions relating to or dealing with defeasance;

•

any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may supplement, modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our Common Stock or our other securities. We will include provisions as to settlement upon conversion or exchange and whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our Common Stock or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

No Protection in the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) that could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Subordination

Debt securities of a series may be subordinated, which we refer to as subordinated debt securities, to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. To the extent we conduct operations through subsidiaries, the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidation, Merger or Sale

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•

we are the surviving corporation or the successor person (if other than Scilex) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•

immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Notwithstanding the above, any of our subsidiaries may consolidate with, merge into or transfer all or part of its properties to us.

Events of Default under the Indenture

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the following are events of default under the indenture with respect to any series of debt securities that we may issue:

•

default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of any debt security of that series when due and payable;

•

default in the performance or breach of any other covenant or warranty by us in the indenture or any debt security (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series outstanding at the time occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•

the holders of not less than 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of not less than 25% in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification of Indenture; Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of, or extend the time for, payment of interest (including default interest) on any debt security;

•

reduce the principal of, or change the fixed maturity of, any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•

waive a default in the payment of the principal of, or interest on, any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of, or interest on, any debt security payable in currency other than that stated in the debt security;

•

make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of and interest on those debt securities and to institute a suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of or any interest on, any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay and discharge each installment of principal and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and such opinion shall confirm based thereon that, the holders of the debt securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•

we may omit to comply with the covenant described under the heading “—Consolidation, Merger or Sale” and certain other covenants set forth in the indenture, as well as any additional covenants that may be set forth in the applicable prospectus supplement; and

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•

depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay and discharge each installment of principal of and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•

delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. In such a case, we would remain liable for those payments.

“Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•

direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•

obligations of a person controlled or supervised by, or acting as an agency or instrumentality of, that government, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

Form, Exchange and Transfer

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a book-entry debt security), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a certificated debt security) as set forth in the applicable prospectus supplement. Except as set forth under the heading “-Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities. The holder may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

The holder may effect the transfer of certificated debt securities and the right to receive the principal of and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

We will require the depositary to agree to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons who have accounts with the depositary for the related global debt security, which we refer to as participants, or persons who may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Scilex, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal of, and premium or interest on, a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given to it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indentures or in the Trust Indenture Act), it must eliminate such conflict or resign.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of, or any premium or interest on, any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in the applicable prospectus supplements and free writing prospectuses we have authorized for use in connection with a specific offering, summarizes the material terms and provisions of the warrants that we may offer under this prospectus, which may consist of warrants to purchase Common Stock, preferred stock or debt securities and may be issued in one or more series.

Warrants may be issued independently or together with Common Stock, preferred stock or debt securities offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will apply generally to any warrants that we may offer under this prospectus, we will describe the particular terms of any series of warrants that we may offer in more detail in the applicable prospectus supplement and any applicable free writing prospectus we authorize for use in connection with the specific offering. The terms of any warrants offered under a prospectus supplement may differ from the terms described below.

We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of warrant agreement, if any, including a form of warrant certificate, that describes the terms of the particular series of warrants we are offering. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement and warrant certificate applicable to the particular series of warrants that we may offer under this prospectus. We urge you to read the applicable prospectus supplements related to the particular series of warrants that we may offer under this prospectus, as well as any related free writing prospectuses we have authorized for use in connection with a specific offering, and the complete warrant agreements and warrant certificates that contain the terms of the warrants.

General Matters

We will describe in the applicable prospectus supplement the terms relating to a series of warrants being offered, including:

•	the title of such securities;

•	the offering price or prices and aggregate number of warrants offered;

•	the currency or currencies for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•

in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

•

in the case of warrants to purchase Common Stock or preferred stock, the number of shares of Common Stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which, and the currency in which, these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

•	the terms of any rights to redeem or call the warrants;

•	the terms of any rights to force the exercise of the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreements and warrants may be modified;

•	a discussion of any material or special U.S. federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•

in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•

in the case of warrants to purchase Common Stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent in connection with the exercise of the warrant.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Governing Law

Unless we provide otherwise in the applicable prospectus supplement, the warrants and warrant agreements, and any claim, controversy or dispute arising under or related to the warrants or warrant agreements, will be governed by and construed in accordance with the laws of the State of New York.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Enforceability of Rights By Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

Warrant Agreement Will Not Be Qualified Under Trust Indenture Act

No warrant agreement will be qualified as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act with respect to their warrants.

Calculation Agent

Calculations relating to warrants may be made by a calculation agent, an institution that we appoint as our agent for this purpose. The prospectus supplement for a particular warrant will name the institution that we have appointed to act as the calculation agent for that warrant as of the original issue date for that warrant. We may appoint a different institution to serve as calculation agent from time to time after the original issue date without the consent or notification of the holders.

The calculation agent’s determination of any amount of money payable or securities deliverable with respect to a warrant will be final and binding in the absence of manifest error.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF RIGHTS

General

We may issue rights to purchase Common Stock, preferred stock, units or the other securities described in this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each right. The accompanying prospectus supplement may add, update or change the terms and conditions of the rights as described in this prospectus.

We will describe in the applicable prospectus supplement the terms and conditions of the issue of rights being offered, the rights agreement relating to the rights and the rights certificates representing the rights, including, as applicable:

•	the title of the rights;

•	the date of determining the stockholders entitled to the rights distribution;

•	the title, aggregate number of shares of Common Stock, preferred stock or other securities purchasable upon exercise of the rights;

•	the exercise price;

•	the currencies in which the rights are being offered;

•	the aggregate number of rights issued;

•	the date, if any, on and after which the rights will be separately transferable;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire; and

•	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Exercise of Rights

Each right will entitle the holder of rights to purchase for cash the principal amount of shares of Common Stock, preferred stock, units or other securities at the exercise price provided in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will be void.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of Common Stock or preferred stock purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters, brokers or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as described in the applicable prospectus supplement.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF UNITS

We may issue units consisting of any combination of the other types of securities offered under this prospectus in one or more series. We may evidence each series of units by unit certificates that we will issue under a separate agreement. We may enter into unit agreements with a unit agent. Each unit agent will be a bank or trust company that we select. We will indicate the name and address of the unit agent in the applicable prospectus supplement relating to a particular series of units.

The following description, together with the additional information included in the applicable prospectus supplement, summarizes the general features of the units that we may offer under this prospectus. You should read any prospectus supplement and any free writing prospectus we authorize for use in connection with a specific offering of units, as well as the complete unit agreements that contain the terms of the units. Specific unit agreements will contain additional important terms and provisions and we will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from another report that we file with the SEC, the form of each unit agreement relating to units offered under this prospectus.

If we offer any units, certain terms of that series of units will be described in the applicable prospectus supplement, including, without limitation, the following, as applicable:

•	identification and description of the separate constituent securities comprising the units;

•	the price or prices at which the units will be issued;

•	the date, if any, on and after which the constituent securities comprising the units will be separately transferable;

•	a discussion of certain U.S. federal income tax considerations applicable to the units; and

•	any other terms of the units and their constituent securities.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee or depositary maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Global securities will be registered in the name of the depositary or its participants. Consequently, for global securities, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a global security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not legal holders, of the securities.

Street Name Holders

We may terminate a global security in certain situations, as described under “—Special Situations When a Global Security Will Be Terminated”, or issue securities that are not issued in global form. In these cases, investors may choose to hold their securities in their own names or in “street name”. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we or any applicable trustee or depositary will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we or any such trustee or depositary will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee or third party employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

For example, once we make a payment or give a notice to the legal holder, we have no further responsibility for the payment or notice even if that legal holder is required, under agreements with its participants or customers or by law, to pass the payment or notice along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture, or for other purposes. In such an event, we would seek approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

Special Considerations for Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form because the securities are represented by one or more global securities or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holder’s consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we issue to, deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and legal holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a legal holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued as a global security, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only as global securities, an investor should be aware of the following:

•

an investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations described below;

•

an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as described above;

•	an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in the global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the global security;

•

we and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security, nor will we or any applicable trustee supervise the depositary in any way;

•

the depositary may, and we understand that DTC will, require that those who purchase and sell interests in the global security within its book-entry system use immediately available funds, and your broker or bank may require you to do the same; and

•

financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in the global security, may also have their own policies affecting payments, notices and other matters relating to the securities.

There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own names, so that they will be direct holders. The rights of holders and street name investors are described above.

A global security will terminate when the following special situations occur:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The applicable prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and neither we nor any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

PLAN OF DISTRIBUTION

We may sell the securities from time to time pursuant to underwritten public offerings, direct sales to the public, “at the market” offerings, negotiated transactions, block trades, a combination of these methods, or through any other method permitted by applicable law and described in a prospectus supplement. We may sell the securities to or through underwriters or dealers, through agents, or directly to one or more purchasers. We may distribute securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

A prospectus supplement or supplements (and any related free writing prospectus that we may have authorized for use in connection with a specific offering) will describe the terms of the offering of the securities, including, to the extent applicable:

•	the name or names of the underwriters, if any;

•	the purchase price of the securities or other consideration therefor, and the proceeds, if any, we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement, other than securities covered by any over-allotment option. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

All securities we may offer, other than Common Stock, will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the Nasdaq Capital Market may engage in passive market making transactions in the Common Stock on the Nasdaq Capital Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In compliance with guidelines of the Financial Industry Regulatory Authority (FINRA), the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and the applicable prospectus supplement.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered by this prospectus, and any supplement thereto, will be passed upon for us by Paul Hastings LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Scilex Holding Company as of December 31, 2024 and December 31, 2023, and for each of the two years in the period ended December 31, 2024, appearing in this prospectus, have been audited by BPM LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Scilex Holding Company. The SEC’s Internet site can be found at http://www.sec.gov.

We also maintain a website at www.scilexholding.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities, and the inclusion of our website address in this prospectus is an inactive textual reference only.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this prospectus:

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, as amended by our Annual Report on Form 10-K/A, filed with the SEC on April 29, 2025;

(b)

Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, filed with the SEC on May 14, 2025, August 13, 2025 and November 14, 2025, respectively;

(c)

Our Current Reports on Form 8-K filed with the SEC on January 3, 2025, January 21, 2025, January 22, 2025 (excluding the information under Item 7.01), February 27, 2025, March 3, 2025 at 6:15 a.m., March 3, 2025 at 1:55 p.m., March 20, 2025, April 15, 2025, April 21, 2025, April 30, 2025, May 12, 2025, June 23, 2025 at 4:06 p.m., July 23, 2025 at 8:00 a.m., July 23, 2025 at 8:15 a.m., August 21, 2025, September 26, 2025 at 4:02 p.m., September 26, 2025 at 4:05 p.m. (excluding the information under Item 7.01), September 26, 2025 at 4:10 p.m. (excluding the information under Item 7.01), October 1, 2025, October 7, 2025, October 31, 2025, November 4, 2025 (excluding the information under Item 7.01), November 24, 2025, December 5, 2025, December 11, 2025, December 12, 2025, December 17, 2025, February 2, 2026 and February 3, 2026[2]; and

(d)

The description of our Common Stock contained in Exhibit 4.16 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, which updates the description of our Common Stock contained in the Registration Statement on Form 8-A (File No. 001-39852) filed with the SEC on January 6, 2021, pursuant to Section 12(b) of the Exchange Act , including any amendments or reports filed for the purpose of updating, amending, or otherwise modifying such description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus forms a part, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus and such future filings will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Attn: Investor Relations

Phone: (650) 516-4310

[2]	Note to Draft: To add any additional Form 8-K prior to filing.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholders of

Scilex Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scilex Holding Company and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity/(deficit), and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2024.

Walnut Creek, California

March 31, 2025 (August 4, 2025 as to the last paragraph of Note 14, Subsequent Events)

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SCILEX HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value and share amounts)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$3,272	$3,921
Accounts receivable, net	26,442	34,597
Inventory	2,436	4,214
Prepaid expenses and other current assets	9,397	4,049
Total current assets	41,547	46,781
Property and equipment, net	708	722
Operating lease right-of-use asset	2,225	2,943
Intangibles, net	32,453	36,485
Investments	2,420	—
Goodwill	13,481	13,481
Other long-term assets	119	897

Total assets	$92,953	$101,309

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$52,620	$40,954
Accrued payroll	1,505	2,681
Accrued rebates and fees	162,517	89,658
Accrued expenses	2,841	7,408
Current portion of deferred consideration	447	491
Debt, current	34,876	108,429
Purchased revenue liability, current	4,115	—
Current portion of operating lease liabilities	714	759
Total current liabilities	259,635	250,380
Long-term portion of deferred consideration	2,448	2,895
Debt, net of issuance costs	845	17,038
Purchased revenue liability, net of current portion	2,685	—
Derivative liabilities	18,303	1,518
Operating lease liabilities, net of current portion	1,523	2,237
Other long-term liabilities	155	179

Total liabilities	285,594	274,247
Commitments and contingencies (See Note 11)
Stockholders’ deficit:
Preferred stock, $0.0001 par value, 45,000,000 shares authorized
Series A, 29,057,097 shares issued and outstanding as of each of December 31, 2024 and December 31, 2023	—	—
Series 1,5,000,000 shares declared as a stock dividend, not yet distributed as of December 31, 2024; no shares authorized, issued and outstanding as of December 31, 2023	1	—
Common stock, $0.0001 par value, 740,000,000 shares authorized; 6,951,622 shares issued and 5,493,359 shares outstanding as of December 31, 2024; 4,573,693 shares issued and 2,857,448 shares outstanding as of December 31, 2023	1	1
Additional paid-in capital	454,614	407,828
Accumulated other comprehensive income	6,317	—
Accumulated deficit	(563,052)	(490,245)
Treasury stock, at cost; 1,716,245 shares as of each of December 31, 2024 and December 31, 2023	(90,522)	(90,522)
Total stockholders’ deficit	(192,641)	(172,938)

Total liabilities and stockholders’ deficit	$92,953	$101,309

See accompanying notes to audited consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SCILEX HOLDING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except for net loss per share amounts)

Net revenue	$56,590	$46,743
Net operating costs and expenses:
Cost of revenue	16,689	15,681
Research and development	9,641	12,746
Selling, general and administrative	119,016	119,641
Intangible amortization	4,031	4,106
Legal settlements	(9,391)	—

Total net operating costs and expenses	139,986	152,174

Loss from operations	(83,396)	(105,431)
Other (income) expense, net:
(Gain) loss on derivative liability	(17,378)	512
Change in fair value of debt and liability instruments	4,782	7,189
Interest expense, net	1,963	1,068
Loss on foreign currency exchange	45	118
Total other (income) expense, net	(10,588)	8,887

Loss before income taxes	(72,808)	(114,318)
Income tax (benefit) expense	(1)	13

Net loss	$(72,807)	$(114,331)

Net loss per share attributable to common stockholders — basic	$(7.24)	$(44.86)

Net loss per share attributable to common stockholders — diluted	$(8.05)	$(44.86)

Weighted average number of shares during the period — basic	10,061	3,722

Weighted average number of shares during the period — diluted	10,145	3,722

Comprehensive loss:
Net loss	$(72,807)	$(114,331)
Other comprehensive income:
Changes in fair value attributable to instrument-specific credit risk	6,317	—

Total other comprehensive income	6,317	—

Comprehensive loss	$(66,490)	$(114,331)

See accompanying notes to audited consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SCILEX HOLDING COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY / (DEFICIT)

(In thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Treasury Stock		Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount				Shares	Amount
Balance, December 31, 2022	29,057	$3	4,038	$1	$412,149	$—	$(375,914)	—	$—	$36,239
Shares issued under the Standby Equity Purchase Agreements	—	—	379	—	34,258	—	—	—	—	34,258
Disbursement of funds to Sorrento	—	—	—	—	(20,000)	—	—	—	—	(20,000)
Repurchase of Treasury Stock, Preferred Stock, and warrants	—	(3)	—	—	(53,196)	—	—	(1,716)	(90,522)	(143,721)
Issuance of Penny Warrants	—	—	—	—	10,401	—	—	—	—	10,401
Issuance of common stock in connection with Settlement Agreement	—	—	14	—	750	—	—	—	—	750
Conversion of Convertible Debentures into common stock	—	—	18	—	7,735	—	—	—	—	7,735
Retainer shares issued	—	—	114	—	—	—	—	—	—	—
Issuance of common stock upon warrants exercise	—	—	1	—	521	—	—	—	—	521
Stock options exercised	—	—	10	—	614	—	—	—	—	614
Stock-based compensation	—	—	—	—	14,596	—	—	—	—	14,596
Net loss	—	—	—	—	—	—	(114,331)	—	—	(114,331)

Balance, December 31, 2023	29,057	—	4,574	1	407,828	—	(490,245)	(1,716)	(90,522)	(172,938)

Shares issued under the Standby Equity Purchase Agreements and under the ATM Sales Agreement	—	—	81	—	2,671	—	—	—	—	2,671
Shares issued under the February 2024 BDO	—	—	168	—	3,769	—	—	—	—	3,769
Shares issued under the April 2024 RDO	—	—	429	—	5,919	—	—	—	—	5,919
April 2024 RDO Placement Agent Warrants and February 2024 BDO Representative Warrants	—	—	—	—	956	—	—	—	—	956
Retainer shares issued	—	—	286	—	—	—	—	—	—	—
Fee Warrant issued in connection with the Commitment Letter	—	—	—	—	310	—	—	—	—	310
Repurchase of warrants	—	—	—	—	(298)	—	—	—	—	(298)
Common stock issuable under the SIPA	—	—	—	—	345	—	—	—	—	345
Placement Agent Shares and October 2024 Placement Agent Warrants	—	—	63	—	3,792	—	—	—	—	3,792
Conversion of Tranche B Notes into common stock	—	—	263	—	9,256	—	—	—	—	9,256
Shares issued under December 2024 RDO	—	—	753	—	328	—	—	—	—	328
StockBlock Warrants issued in connection with the December 2024 RDO	—	—	—	—	1,265	—	—	—	—	1,265
Stock dividend declared, not yet distributed	5,000	1	—	—	(1)	—	—	—	—	—
Issuance of common stock upon warrants exercise	—	—	321	—	2,311	—	—	—	—	2,311
Shares issued under ESPP	—	—	10	—	246	—	—	—	—	246
Stock options exercised	—	—	4	—	227	—	—	—	—	227
Stock-based compensation	—	—	—	—	15,690	—	—	—	—	15,690
Other comprehensive income	—	—	—	—	—	6,317	—	—	—	6,317
Net loss	—	—	—	—	—	—	(72,807)	—	—	(72,807)

Balance, December 31, 2024	34,057	$1	6,952	$1	$454,614	$6,317	$(563,052)	(1,716)	$(90,522)	$(192,641)

See accompanying notes to audited consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SCILEX HOLDING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2024	2023
Operating activities
Net loss	$(72,807)	$(114,331)
Adjustments to reconcile net loss to net cash proceeds from (used for) operating activities:
Depreciation and amortization	4,046	4,146
Amortization of debt issuance costs and debt discount	316	65
Non-cash operating lease cost	718	507
Stock-based compensation	15,689	14,596
Issuance of shares under Settlement Agreement	—	750
(Gain) loss on derivative liability	(17,378)	512
Allocated expense for financial instruments at fair value	17,297	—
Change in fair value of debt and liability instruments	4,782	7,189
Allowances for expected credit losses	1,186	—
Other	661	57
Changes in operating assets and liabilities:
Accounts receivables, net	(6,267)	(13,361)
Inventory	1,462	(2,838)
Prepaid expenses and other	(479)	(441)
Other long-term assets	(30)	855
Accounts payable	7,419	19,880
Accrued payroll	(1,176)	1,327
Accrued expenses	(8,167)	2,310
Accrued rebates and fees	72,859	58,765
Operating lease liability	(758)	(711)
Other long-term liabilities	(24)	16

Net cash proceeds from (used for) operating activities	19,349	(20,707)
Investing activities
Acquisition consideration paid in cash for Romeg intangible asset acquisition	(600)	(300)
Purchase of equity securities	(2,000)	—
Purchase of convertible promissory note from Denali	(75)	—
Purchase of property and equipment	—	(30)

Net cash used for investing activities	(2,675)	(330)
Financing activities
Proceeds from issuance of shares under Standby Equity Purchase Agreements and ATM Sales Agreement	2,671	35,458
Proceeds from issuance of Convertible Debentures	—	24,000
Proceeds from issuance of Revolving Facility	95,438	86,354
Proceeds from issuance of FSF Deposit	10,000	—
Proceeds from issuance of Tranche B Notes and purchased revenue liability	25,000	—
Repayment of Revolving Facility	(112,791)	(69,001)
Repayment of Oramed Note	(64,200)	(5,000)
Cash consideration paid in connection with warrant repurchase	(300)	—
Transaction costs paid related to the Business Combination	—	(1,372)
Repayment of Convertible Debentures	(4,375)	(15,625)
Repayment of Tranche B Notes	(3,283)	—
Payments of debt issuance costs	(4,172)	(380)

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

	Year Ended December 31,
	2024	2023
Disbursement of funds to Sorrento	—	(20,000)
Cash consideration paid in connection with share repurchase	—	(10,000)
Transaction costs paid in connection with share repurchase	—	(1,987)
Excise tax paid in connection with share repurchase	(450)	—
Proceeds from issuance of shares under direct offerings	41,967	—
Payments of direct offering issuance costs	(4,370)	—
Payments of deferred transaction costs related to Semnur Business Combination	(1,379)	—
Proceeds from stock options and warrants exercised and ESPP	2,113	1,135

Net cash (used for) proceeds from financing activities	(18,131)	23,582

Net change in cash, cash equivalents and restricted cash	(1,457)	2,545
Cash, cash equivalents and restricted cash at beginning of period	4,729	2,184

Cash, cash equivalents and restricted cash at end of period	$3,272	$4,729

Supplemental disclosure:
Cash paid for interest	$1,561	$1,426
Non-cash investing and financing activities
Issuance of shares to B. Riley pursuant to B. Riley Purchase Agreement	$—	$1,869
Issuance costs related to direct offerings included in accrued expenses and account payables	$1,845	$—
Fee Warrants issued and exercised in connection with the Commitment Letter	$610	$—
Settlement of FSF Deposit	$13,000	$—
Deferred transaction costs related to Semnur Business Combination included in accrued expenses and account payable	$4,602	$—
Conversion of Oramed Note into Tranche B Notes	$25,000	$—
Conversion of Tranche B Notes into common stock	$9,256	$—
Debt issuance costs included in accrued expenses	$3,063	$—
Placement Agent Shares and October 2024 Placement Agent Warrants	$3,792	$—
StockBlock Warrants issued in connection with the December 2024 RDO	$1,265	$—
Conversion of Convertible Debentures into common stock	$—	$7,735
Right-of-use assets obtained in exchange for operating lease liabilities with lease modification	$—	$2,523
Oramed Note issuance at fair value	$—	$106,252
Other non-cash consideration in connection with share repurchase	$—	$26,154
Excise tax in connection with share repurchase included in accrued expenses	$860	$1,310

See accompanying notes to audited consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SCILEX HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Basis of Presentation

Organization and Principal Activities

Scilex Holding Company (“Scilex” and together with its wholly owned subsidiaries, the “Company”) is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain. The Company was originally formed in 2019 and currently has five wholly owned subsidiaries, Scilex Inc. (“Legacy Scilex”), Scilex Pharmaceuticals Inc. (“Scilex Pharma”), Semnur Pharmaceuticals, Inc. (“Semnur”), SCLX DRE Holdings LLC and SCLX Stock Acquisition JV LLC. The business combination with Vickers (the “Business Combination”) was closed in November 2022.

The Company launched its first commercial product in October 2018, ZTlido (lidocaine topical system) 1.8% (“ZTlido”), a prescription lidocaine topical system that is designed with novel technology to address the limitations of current prescription lidocaine therapies by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. In June 2022, the Company in-licensed the exclusive right to commercialize GLOPERBA (colchicine USP) oral solution (“GLOPERBA”), a U.S. Food and Drug Administration (“FDA”)-approved prophylactic treatment for painful gout flares in adults, in the United States (“U.S.”). In February 2023, the Company acquired the rights related to ELYXYB (celecoxib oral solution) (“ELYXYB”) and the commercialization thereof in the U.S. and Canada. ELYXYB is a first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults. The Company launched ELYXYB in the U.S. in April 2023 and commercialized GLOPERBA in the U.S. in June 2024.

The Company is currently developing three product candidates, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica for which the Company has completed a Phase 3 study (“SP-102” or “SEMDEXA”), SP-103 (lidocaine topical system) 5.4% (“SP-103”), a next-generation, triple-strength formulation of ZTlido, for the treatment of chronic neck pain and for which the Company completed a Phase 2 trial in acute low back pain (“LBP”) in the third quarter of 2023, and SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-burst release low dose naltrexone hydrochloride capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022. Since inception, the Company has devoted substantially all of its efforts to the development of SP-102, SP-103 and SP-104, and the commercialization of ZTlido.

Sorrento Chapter 11 Filing

On February 13, 2023, Sorrento Therapeutics, Inc. (“Sorrento”), the Company’s then-controlling stockholder, and Sorrento’s wholly owned direct subsidiary, Scintilla Pharmaceuticals, Inc. (“Scintilla” and together with Sorrento, the “Debtors”), commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings are jointly administered under the caption In re Sorrento Therapeutics, Inc., et al., Case Number 23-90085 (DRJ) (the “Chapter 11 Cases”). While the Company was majority-owned by Sorrento, the Company was not a debtor in the Chapter 11 Cases. Pursuant to that certain Stock Purchase Agreement that the Company entered into with Sorrento on September 21, 2023 (the “Sorrento SPA”), the Company repurchased shares of its Common Stock, par value $0.0001 per share (the “Common Stock”), and Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), from Sorrento. As a result, Sorrento no longer holds a majority of the voting power of the Company’s outstanding capital stock entitled to vote. As of December 31, 2024, the Company had a $3.2 million receivable from Sorrento, which was fully reserved.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The accompanying consolidated financial statements include the accounts of the Company as well as its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Segments

Operating segments are identified as components of an entity where separate discrete financial information is available for evaluation by the chief operating decision maker (the “CODM”) in making decisions on how to allocate resources and assessing performance. The Company has determined that its CODM is its Chief Executive Officer. The Company is engaged primarily in the development of non-opioid products focused on pain management based on its platform technologies and all sales are based in the United States. Accordingly, the Company has determined that it operates its business as a single reportable segment. The CODM reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company based on consolidated results that are reported on the consolidated statements of operations and comprehensive loss. The Company has also evaluated the significant segment expenses incurred by the single segment that are regularly provided to the CODM and concluded they are consistent with those reported on the consolidated statements of operations and comprehensive loss and include cost of revenue, research and development, selling, general and administrative. The Company manages assets on a consolidated basis as reported on the consolidated balance sheets. Accordingly, the consolidated financial statements and accompanying notes contained herein include the measure of profit or loss, net revenue, categories of expenses, assets and other financial information that is evaluated by the CODM.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of expenses during the reporting period. These estimates include, but are not limited to, revenue recognition, fair value of financial instruments and certain assumptions used in estimating stock-based compensation. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.

Customer and Supplier Concentration Risk

The Company had three customers during the years ended December 31, 2024 and 2023, each of which individually generated 10% or more of the Company’s total revenue. These customers accounted for 86% and 85% of the Company’s revenue for the years ended December 31, 2024 and 2023, respectively, individually ranging from 23% to 34% and 22% to 32%, respectively. As of December 31, 2024 and 2023, three customers represented 95% and 91% of the Company’s outstanding accounts receivable, respectively, individually ranging between 30% and 33% and 24% and 36% for respective periods. Additionally, during the years ended December 31, 2024 and 2023, the Company purchased ZTlido inventory from its sole supplier, Itochu Chemical Frontier Corporation (“Itochu”). In November 2023 and February 2024, respectively, the Company started purchasing ELYXYB and GLOPERBA inventories from its sole suppliers, Contract Pharmaceuticals Ltd Canada (CPL) and Ferndale Laboratories, Inc., respectively. This exposes the Company to concentration of customer and supplier risk. The Company monitors the financial condition of its customers and limits its credit exposure by setting credit limits. During the years ended December 31, 2024 and 2023, the Company had allowances for expected credit losses of $1.2 million and nil, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Fair Value Measurements

Financial assets and liabilities are recorded at fair value on a recurring basis in the consolidated balance sheets. The carrying values of the Company’s financial assets and liabilities, including cash and cash equivalents, restricted cash, prepaid and other current assets, accounts payable and accrued expenses approximate to their fair value due to the short-term nature of these instruments. The valuation of the derivative warrant liability for the Private Warrants, the February 2024 BDO Firm Warrants, the Deposit Warrant, the April RDO Warrants, the October 2024 Noteholder Warrants and the December 2024 RDO Common Warrants (each as defined below) is outlined in Note 4, utilizing the Black-Scholes option pricing model. The Company has chosen the fair value option for the Convertible Debentures, Oramed Note, FSF Deposit and Tranche B Notes (each as defined below), with the valuation methodologies detailed in Note 7. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments that are readily convertible into cash without penalty and with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximate their fair value.

Restricted cash as of December 31, 2023 consisted of deposits placed in a segregated bank account as required under the terms of the eCapital Credit Agreement (as defined below), which is discussed further in Note 7. Restricted cash was recorded as other long-term assets within the Company’s consolidated balance sheet. There is no restricted cash as of December 31, 2024, because Scilex Pharma paid off the outstanding amount of all obligations and indebtedness under the eCapital Credit Agreement in October 2024, which agreement was terminated thereafter.

Cash equivalents were immaterial as of December 31, 2024 and 2023.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that together reflect the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$3,272	$3,921
Restricted cash	—	808

Total cash, cash equivalents, and restricted cash	$3,272	$4,729

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Accounts Receivable, Net

Accounts receivable are presented net of allowances for expected credit losses and prompt payment discounts. Accounts receivable consists of trade receivables from product sales to customers, which are generally unsecured. Estimated credit losses related to trade accounts receivable are recorded as general and administrative expenses and as an allowance for expected credit losses within accounts receivable, net. The Company reviews reserves and makes adjustments based on historical experience and known collectability issues and disputes. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for expected credit losses. As of December 31, 2024, the Company recorded $1.2 million of allowances for credit losses on its accounts receivable. As of December 31, 2023, the Company did not deem any allowances for expected credit losses on its accounts receivable necessary.

Inventory

The Company determines inventory cost on a first-in, first-out basis. The Company reduces the carrying value of inventories to a lower of cost or net realizable value for those items that are potentially excess, obsolete or slow- moving. The Company reserves for excess and obsolete inventory based upon historical experience, sales trends, and specific categories of inventory and expiration dates for on-hand inventory. Inventory costs resulting from these adjustments are recognized as cost of sales in the period in which they are incurred. When future commercialization is considered probable and the future economic benefit is expected to be realized, based on management’s judgment, the Company capitalizes pre-launch inventory costs prior to regulatory approval. As of December 31, 2024 and 2023, the Company’s inventory was primarily comprised of finished goods.

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are generally five to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the respective lease on a straight-line basis. The cost of repairs and maintenance is expensed as incurred.

Acquisitions

The Company accounts for business combinations using the acquisition method of accounting, which requires that assets acquired, including in-process research and development (“IPR&D”) projects and liabilities assumed be recorded at their fair values as of the acquisition date on the Company`s consolidated balance sheets. Any excess of purchase price over the fair value of net assets acquired is recorded as goodwill. The determination of estimated fair value requires the Company to make significant estimates and assumptions. As a result, the Company may record adjustments to the fair values of assets acquired and liabilities assumed within the measurement period (up to one year from the acquisition date) with the corresponding offset to goodwill. Transaction costs associated with business combinations are expensed as they are incurred.

When the Company determines net assets acquired do not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets and, therefore, no goodwill is recorded and contingent consideration such as payments upon achievement of various developmental, regulatory and commercial milestones generally is not recognized at the acquisition date. In an asset acquisition, up-front payments allocated to IPR&D projects at the acquisition date and subsequent milestone payments are charged to expense in the Company`s consolidated statements of operations and comprehensive loss unless there is an alternative future use.

The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates. Intangible assets acquired in a business combination that are used for IPR&D activities are considered indefinite-lived until the completion or abandonment of the associated research and development

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

efforts. Upon commercialization of the relevant research and development project, the Company amortizes the acquired IPR&D over its estimated useful life. Capitalized IPR&D is reviewed annually for impairment or more frequently as changes in circumstance or the occurrence of events suggest that the remaining value may not be recoverable.

Goodwill and Other Long-Lived Assets

Goodwill, which has an indefinite life, represents the excess cost over fair value of net assets acquired. Goodwill is reviewed for impairment at least annually during the fourth quarter, or more frequently if events occur indicating the potential for impairment. The Company has one reporting unit. During its goodwill impairment review, the Company may assess qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount, including goodwill. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and the overall financial performance of the Company. If, after assessing the totality of these qualitative factors, the Company determines that it is not more likely than not that the fair value of its reporting unit is less than its carrying amount, then no additional assessment is deemed necessary. Otherwise, the Company performs a quantitative goodwill impairment test. The Company may also elect to bypass the qualitative assessment in a period and elect to proceed to perform the quantitative goodwill impairment test.

The Company evaluates its long-lived and intangible assets with definite lives, such as property and equipment, patent rights, and acquired technology, for impairment by considering competition by products prescribed for the same indication, the likelihood and estimated future entry of non-generic and generic competition with the same or similar indication and other related factors. The factors that drive the estimate of useful life are often uncertain and are reviewed on a periodic basis or when events occur that warrant review. Recoverability is measured by comparison of the assets’ book value to future net undiscounted cash flows that the assets are expected to generate to determine if a write-down to the recoverable amount is appropriate. If such assets are written down, an impairment will be recognized as the amount by which the book value of the asset group exceeds the recoverable amount.

Contingent Consideration

The fair value of contingent consideration liabilities assumed in business combinations is recorded as part of the purchase price consideration of the acquisition, and is determined using a discounted cash flow model or Monte Carlo simulation model. The significant inputs of such models are not observable in the market, such as certain financial metric growth rates, volatility rates, projections associated with applicable milestones, discount rates and the related probabilities and payment structure in the contingent consideration arrangement. Fair value adjustments to contingent consideration liabilities are recorded through operating expenses in the consolidated statements of operations and comprehensive loss. Other than contingent consideration that is accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity, and Topic 815, Derivatives and Hedging, contingent consideration arrangements assumed in an asset acquisition will be measured and accrued when such contingency is resolved.

Warrants

In accordance with ASC Subtopic No. 815-40, Contracts on an Entity’s Own Equity, the Company determines how to account for warrants either assumed in connection with the Business Combination or issued under various financing arrangements. Warrants classified as equity are recorded at their issuance cost and are not subject to remeasurement at each subsequent balance sheet date. The Company records them in additional paid-in capital in the Company’s consolidated balance sheets. Warrants accounted for as liabilities are recorded at their estimated fair value on the date of issuance and are revalued at each subsequent balance sheet date, with fair value changes recognized in the consolidated statement of operations. The Company estimates the value of these warrants using a Black-Scholes option pricing formula.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Debt

The Company may enter into financing arrangements, the terms of which involve significant assumptions and estimates. This involves estimating future net product sales, determining interest expense, determining the amortization period of the debt discount, as well as determining the classification between current and long-term portions.

Convertible Debentures, the Oramed Note, FSF Deposit and Tranche B Notes

The Company has elected the fair value option to account for the Convertible Debentures, the FSF Deposit, the Tranche B Notes (each as defined in Note 2 “Liquidity and Going Concern” below) and the Oramed Note (as defined in Note 4 “Fair Value Measurements” below) that were issued in March and April 2023, June 2024, October 2024 and September 2023, respectively, as discussed further in Note 7. The Company recorded these financial instruments at fair value upon issuance with changes in fair value recorded as change in fair value of debt and liability instruments in the consolidated statements of operations, with the exception of changes in fair value due to instrument-specific credit risk, if any, which are recorded as a component of other comprehensive income. Interest expense related to these financial instruments is included in the changes in fair value. As a result of applying the fair value option, direct costs and fees related to these financial instruments were expensed as incurred. The weighted-average interest rates for the short-term loans, including these financial instruments, were 6.67% and 13.55% for the years ended December 31, 2024 and 2023, respectively.

Purchased Revenue Liability

The purchased revenue liability is associated with the Purchase and Sale Agreement (the “ZTlido Royalty Purchase Agreement”) that the Company entered into in October 2024 (Note 7). The Company elected the fair value option to account for the purchased revenue liability (as described in Note 4 “Fair Value Measurements” below). The Company recorded the ZTlido Royalty Purchase Agreement at fair value upon issuance with changes in fair value recorded as change in fair value of debt and liability instruments in the consolidated statements of operations, with the exception of changes in fair value due to instrument-specific credit risk, if any, which are recorded as a component of other comprehensive income. Interest expense related to these financial instruments is included in the changes in fair value. As a result of applying the fair value option, direct costs and fees related to the purchased revenue liability were expensed as incurred.

Derivative Liabilities

Derivative liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and are revalued on each balance sheet date until such instruments are exercised or expire, with changes in the fair value between reporting periods recorded as other income or expense.

Research and Development Costs

The Company expenses the cost of research and development as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including clinical trial costs, manufacturing costs for both clinical and preclinical materials as well as other contracted services, license fees and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with FASB ASC Topic 730, Research and Development.

Income Taxes

The provisions of the FASB ASC Topic 740, Income Taxes, address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under ASC Subtopic 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company has determined that it has uncertain tax positions.

The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates.

The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 31, 2024 and 2023, the Company maintained a full valuation allowance against its deferred tax assets.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term in selling, general and administrative expenses.

Revenue Recognition

The Company’s revenue is generated from product sales within the United States. The Company does not incur significant direct costs to obtain contracts with its customers.

Revenue from product sales is comprised of sales of ZTlido, ELYXYB and GLOPERBA. The Company’s performance obligation with respect to sales of ZTlido, ELYXYB and GLOPERBA is satisfied at a point-in-time, when control is transferred upon delivery of product to the customer. The Company considers control to have transferred upon delivery because the customer has legal title to the product, physical possession of the product has been transferred to the customer, the customer has significant risks and rewards of ownership of the product, and the Company has a present right to payment at that time. Invoicing typically occurs upon shipment and the length of time between invoicing and when payment is due is not significant. The aggregate dollar value of unfulfilled orders as of December 31, 2024 and 2023 were not material.

Revenues from product sales are recorded net of reserves established for commercial and government rebates, fees and chargebacks, wholesaler and distributor fees, sales returns, special marketing programs and prompt payment discounts. Such variable consideration is estimated in the period of the sale and is estimated using a most likely amount approach based primarily upon provisions included in the Company’s customer contract, customary industry practices and current government regulations.

Rebates and Chargebacks

Rebates are discounts which the Company pays under either government or private health care programs. Government rebate programs include state Medicaid drug rebate programs, the Medicare coverage gap discount programs and the Tricare programs. Commercial rebate and fee programs relate to contractual agreements with commercial healthcare providers, under which the Company pays rebates and fees for access to and position on that provider’s patient drug formulary. Rebates and chargebacks paid under government programs are generally mandated under law, whereas private rebates and fees are generally contractually negotiated by the Company with commercial healthcare providers. Both types of rebates vary over time. The Company records a reduction to gross product sales at the time the customer takes title to the product based on

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

estimates of expected rebate claims. The Company monitors the sales trends and adjusts for these rebates on a regular basis to reflect the most recent rebate experience and contractual obligations. Reserves for rebates and chargebacks are separately presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Prompt Payment Discounts

The Company provides its customers with prompt payment discounts which may result in adjustments to the price that is invoiced for the product transferred, in the case that payments are made within a defined period. The prompt payment discount reserve is based on actual gross sales and contractual discount rates. Reserves for prompt payment discounts are included in accounts receivable, net on the consolidated balance sheets.

Service Fees

The Company compensates its customer and others in the distribution chain for wholesaler and distribution services. The Company has determined such services received to date are not distinct from the Company’s sale of products to the customer and, therefore, these payments have been recorded as a reduction of revenue. Service fees are presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Product Returns

The Company is obligated to accept the return of products sold that are expiring within six months, damaged or do not meet certain specifications. The Company may authorize the return of products sold in accordance with the term of its sales contracts, and estimates allowances for such amounts at the time of sale. The Company estimates the amount of its product sales that may be returned by its customer and records this estimate as a reduction of revenue in the period the related product revenue is recognized. Product returns are presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Co-Payment Assistance

Patients who have commercial insurance or pay cash and meet certain eligibility requirements may receive co- payment assistance. The Company accrues for co-payment assistance based on actual program participation and estimates of program redemption using data provided by third-party administrators. Co-payment assistance is presented as accrued rebates and fees under current liabilities within the Company’s consolidated balance sheets.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718, Compensation — Stock Compensation, which establishes accounting for equity instruments exchanged for employee and consulting services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant) or non-employee’s vesting period. The Company accounts for forfeitures as incurred.

For purposes of determining the inputs used in the calculation of stock-based compensation, the Company determines the expected life assumption for options issued using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period since the Company does not have historic exercise behavior. Then the Company determines an estimate of option volatility based on an assessment of historical volatilities of comparable companies whose share prices are publicly available. The Company uses these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations and comprehensive loss.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Treasury Stock

The Company uses the cost method to account for repurchases of its stock. In the computation of net (loss) income per share, treasury shares are not included as part of the outstanding shares.

Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants, which consists of the incremental Common Stock issuable upon the exercise of stock options and warrants (using the treasury stock method or the reverse treasury stock method, as applicable).

In accordance with FASB ASC 260, Earnings Per Share, Penny Warrants are warrants that would be exercised for no or little consideration and therefore should be included in the calculation of weighted average shares outstanding for purposes of calculating basic and diluted net income (loss) per share to the extent all vesting conditions or exercise contingencies are removed except for the passage of time.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280), which requires disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU retrospectively on December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires a public business entity to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. Adoption of the ASU allows for either the prospective or retrospective application of the amendment and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, which will require additional expense disclosures for all public entities. The amendments require that at each interim and annual reporting period, an entity will disclose certain disaggregated expenses included in each relevant expense caption, as well as the total amount of selling expenses and, in annual periods, an entity’s definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning with the fiscal year ending December 31, 2027, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the incremental disclosures that will be required in its consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

In November 2024, the FASB issued ASU 2024-04, Debt — Debt with Conversion and Other Options, which clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

2. Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management has assessed the Company’s ability to continue as a going concern for at least one year after the issuance date of the accompanying consolidated financial statements.

On November 17, 2022, the Company entered into a standby equity purchase agreement (the “Original Purchase Agreement”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”). On February 8, 2023, the Company entered into an amended and restated standby equity purchase agreement with Yorkville (the “A&R Yorkville Purchase Agreement”), amending, restating and superseding the Original Purchase Agreement. On, and effective as of, March 25, 2024, the Company and Yorkville mutually agreed to terminate the A&R Yorkville Purchase Agreement.

On January 8, 2023, the Company entered into a standby equity purchase agreement (the “B. Riley Purchase Agreement” and together with A&R Yorkville Purchase Agreement, the “Standby Equity Purchase Agreements”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to each of the Standby Equity Purchase Agreements, the Company had the right, but not the obligation, to sell to each of Yorkville and B. Riley up to $500.0 million of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at its request any time during the 36 months following the date on which the registration statement related to each such purchase agreement was initially declared effective by the SEC, subject to certain conditions, which are discussed further in Note 9. As consideration for Yorkville’s and B. Riley’s respective commitment to purchase shares of Common Stock at the Company’s direction, the Company issued 7,142 commitment shares to each of Yorkville (the “Yorkville Commitment Shares”) and B. Riley (the “B. Riley Commitment Shares”). On, and effective as of, February 16, 2024, the Company and B. Riley mutually agreed to terminate the B. Riley Purchase Agreement.

On March 21, 2023, the Company entered into a securities purchase agreement with Yorkville (the “Yorkville SPA”), pursuant to which the Company issued and sold to Yorkville convertible debentures in an aggregate principal amount of up to $25.0 million (the “Convertible Debentures”) for net cash proceeds of $24.0 million, as discussed further in Note 7. The Company fully repaid the Convertible Debentures in March 2024.

On June 27, 2023, Scilex Pharma entered into a Credit and Security Agreement (the “eCapital Credit Agreement”) with eCapital Healthcare Corp. (the “Lender”), pursuant to which the Lender made available loans (the “Revolving Facility”) in an aggregate principal amount of up to $30.0 million (the “Facility Cap”). The proceeds of the Revolving Facility were used for (i) transaction fees incurred in connection with the eCapital Credit Agreement, (ii) working capital needs of Scilex Pharma and (iii) other uses not prohibited under the eCapital Credit Agreement. See Note 7 for additional discussion of the terms of the eCapital Credit Agreement. On October 8, 2024, Scilex Pharma paid off the outstanding amount of all obligations and indebtedness of Scilex Pharma owing to the Lender under the eCapital Credit Agreement. Accordingly, the eCapital Credit Agreement, the related Loan Documents and the Subordination Agreement (each as defined in the eCapital Credit Agreement) were terminated, canceled and are of no further force and effect.

On December 22, 2023, the Company entered into a Sales Agreement (the “ATM Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC (the “Sales Agents”), which agreement was voluntarily terminated by us effective as of March 5, 2025. Pursuant to the ATM Sales

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Agreement, the Company was able to offer and sell (the “ATM Offering”) shares of Common Stock up to $170.0 million (the “ATM Shares”), through or to the Sales Agents as part of the ATM Offering. The Company had no obligation to sell any shares of Common Stock under the ATM Sales Agreement and could suspend offers thereunder at any time. As of December 31, 2024, the Company sold 78,975 shares of Common Stock pursuant to the ATM Sales Agreement for net proceeds of approximately $2.7 million. As of December 31, 2023, no sales of Common Stock had been made under the ATM Sales Agreement.

On June 11, 2024, the Company entered into that certain Commitment Side Letter (the “Commitment Letter”) with FSF 33433 LLC (“FSF Lender”), pursuant to which FSF Lender committed to provide the Company a loan (the “FSF Loan”) in the aggregate amount of $100.0 million (the “Commitment Amount”). The Commitment Amount shall be payable as follows: (i) $85.0 million no later than the date that is 70 days following the date on which the Company receives the FSF Deposit (as defined below) (the “Outside Date” and the funding of the initial $85.0 million, the “Initial Closing”) and (ii) the remaining $15.0 million within 60 days following the Initial Closing (the funding of the second $15.0 million, the “Second Closing”). Pursuant to the Commitment Letter, FSF Lender was required to provide the Company a non-refundable deposit in immediately available funds in the aggregate principal amount of $10.0 million (the “FSF Deposit” and the date on which such funds are fully received, the “Deposit Date”), which amount will be creditable towards the $85.0 million required to be funded by FSF Lender at the Initial Closing. The Company received the FSF Deposit on June 18, 2024 and issued to FSF Lender a warrant to purchase up to an aggregate of 3,250,000 shares of the Common Stock (subject to adjustment for any stock dividend, stock split, reverse stock split or similar transaction) (the “Deposit Warrant”), with an exercise price of $1.20 per share. The Deposit Warrant is immediately exercisable and will expire five years from the date of issuance.

On September 17, 2024, the Company entered into a Satisfaction Agreement (the “Satisfaction Agreement”) with FSF Lender and Endeavor Distribution LLC, a Delaware limited liability company and affiliate of FSF Lender (“Endeavor”), pursuant to which the remaining obligations in respect of the FSF Deposit shall be fully satisfied by the Company’s delivery of 28,000 cartons of ZTlido to Endeavor (the “Additional Product”), which delivery shall occur no later than December 31, 2024. Upon satisfaction of such remaining obligations, the Commitment Letter shall be terminated and of no further force or effect and neither FSF Lender nor the Company shall have any further liability or obligations thereunder. In consideration of Endeavor assuming the payment obligation of the Company in respect of the FSF Deposit, Endeavor will not be responsible for making any payment to the Company for (i) the product already delivered as of the date of such agreement in an amount of approximately $13.2 million and (ii) the Additional Product. Pursuant to the terms of the Satisfaction Agreement, if the Company fails to fully deliver the Additional Product by December 31, 2024, the Company shall be liable to Endeavor for liquidated damages in the amount of $20,000,000. In November 2024, the Company delivered the Additional Product to Endeavor and fully satisfied the remaining obligations in respect of the FSF Deposit.

On October 8, 2024, the Company entered into a securities purchase agreement (the “Tranche B Securities Purchase Agreement”) with certain institutional investors (collectively, the “Tranche B Investors”) and Oramed Pharmaceuticals Inc. (“Oramed”) (together with the Tranche B Investors, the “Tranche B Noteholders”), to issue and sell, in a registered offering by the Company directly to the Tranche B Noteholders, a new tranche B of senior secured convertible notes of the Company in the aggregate principal amount of $50.0 million (the “Tranche B Notes”) which notes will mature on the two-year anniversary of the issuance date and will be convertible into shares of Common Stock at a conversion price equal to $38.15 per share (which was automatically reduced to $36.40 per share of Common Stock subsequent to the December 2024 RDO (as defined below) in accordance with the terms of such notes). The Company has received in exchange for the issuance of the Tranche B Notes to the Tranche B Investors an aggregate amount in cash of $22,500,000, excluding fees and expenses payable by the Company. The Company has received from Oramed in consideration for the Tranche B Notes issued to Oramed an exchange and reduction of the principal balance under the Oramed Note (as defined below) of $22,500,000.

As of December 31, 2024, the Company’s negative working capital was $218.1 million, including cash and cash equivalents of approximately $3.3 million. During the year ended December 31, 2024, the Company had

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

operating losses of $83.4 million and cash flows from operations of $19.3 million. The Company had an accumulated deficit of $563.1 million as of December 31, 2024.

The Company has plans to obtain additional resources to fund its currently planned operations and expenditures and to service its debt obligations (whether under the Oramed Note, the Tranche B Notes or otherwise) for at least twelve months from the issuance of these consolidated financial statements through a combination of equity offerings, debt financings, collaborations, government contracts or other strategic transactions. The Company’s plans are also dependent upon the success of future sales of ZTlido, ELYXYB and GLOPERBA, among which GLOPERBA is still in the early stages of commercialization.

Although the Company believes such plans, if executed, should provide the Company with financing to meet its needs, successful completion of such plans is dependent on factors outside the Company’s control. As a result, management has concluded that the aforementioned conditions, among other things, raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

3. Acquisitions and License Agreements

SP-104 Acquisition

In May 2022, the Company acquired the Delayed Burst Release Low Dose Naltrexone asset and intellectual property rights for the treatment of chronic pain, fibromyalgia and chronic post-COVID syndrome (collectively, the “SP-104 Assets”). Pursuant to the acquisition provisions, the Company is obligated to pay Aardvark Therapeutics, Inc. (“Aardvark”) (i) $3.0 million upon initial approval by the FDA of a new drug application for the SP-104 Assets (which amount may be paid in shares of Common Stock or cash, in the Company’s sole discretion) (the “Development Milestone Payment”) and (ii) $20.0 million in cash, upon achievement of certain net sales by the Company of a commercial product that uses the SP-104 Assets (the “Sales Milestone Payment”). The Company will also pay Aardvark certain royalties in the single digits based on percentages of annual net sales by the Company of a commercial product that uses the SP-104 Assets.

The Sales Milestone Payment and sale volume-based future royalties were determined to meet a scope exception for derivative accounting and will not be recognized until the contingencies are realized. The Development Milestone Payment represents a liability, which will be measured at fair value for each reporting period. As of December 31, 2024 and December 31, 2023, the contingent consideration associated with the Development Milestone Payment was $0.2 million, recorded in the other long-term liabilities.

GLOPERBA License Agreement

On June 14, 2022 (the “Original Signing Date”), the Company entered into a License and Commercialization Agreement with RxOmeg Therapeutics LLC (a/k/a Romeg Therapeutics, LLC) (“Romeg”) for the in-licensing of certain intellectual property rights from Romeg with respect to the commercialization of GLOPERBA, which was amended by that First Amendment to License and Commercialization Agreement, dated as of January 16, 2025 (such agreement, as amended, the “Romeg License Agreement”). Under the Romeg License Agreement, among other things, Romeg granted the Company (1) a license, with the right to sublicense, under the patents and know-how specified therein to (a) commercialize a pharmaceutical product comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans (the “Initial Licensed Product”) in the United States (including its territories) (the “Romeg U.S. Territory”), (b) develop other products comprising the Initial Licensed Product as an active pharmaceutical ingredient (together with the Initial Licensed Product, the “Licensed Products”) and commercialize any such products in the Romeg U.S. Territory and (c) manufacture Licensed Products anywhere in the world, solely for commercialization in the Romeg U.S. Territory; (2) an exclusive license, with right to sublicense, to use the trademark “GLOPERBA” and logos, designs, translations, and modifications thereof (collectively, the “Licensed Trademark”) in connection with the commercialization of

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

the Initial Licensed Product solely in the Romeg U.S. Territory; and (3) pursuant to the amendment thereto, a license, with the right to (a) sublicense under the know-how and, if any, patents existing worldwide other than the Romeg U.S. Territory (the “Romeg Ex-U.S. Territory”), as specified therein, to develop, manufacture and commercialize Licensed Products in the Romeg Ex-U.S. Territory and (b) to use the Licensed Trademark in connection with the commercialization of the Licensed Products in the Romeg Ex-U.S. Territory. The Initial Licensed Product, GLOPERBA, was approved and made available in the United States in 2020.

As consideration for the license under the Romeg License Agreement, the Company agreed to pay Romeg (1) an up-front license fee of $2.0 million, (2) upon the Company’s achievement of certain net sales milestones, certain milestone payments in the aggregate amount of up to $13.0 million, (3) certain royalties in the mid-single digit percentage based on annual net sales of the Licensed Products attributable to sales of the Licensed Products occurring in the Romeg U.S. Territory during the Romeg U.S. Territory Royalty Term, with a quarterly minimum royalty of $150,000, and (4) pursuant to the amendment thereto, (a) certain royalties at rates in the low-single digit percentage, based on annual net sales of the Licensed Products attributable to sales of License Products in the Romeg Ex-U.S. Territory during the Romeg Ex-U.S. Territory Royalty Term and (b) a one-time, non-refundable, non-creditable payment of $700,000. Pursuant to the amendment agreement, we also transferred to Romeg 22,267 shares of our Common Stock.

In connection with the Romeg License Agreement, the Company recorded an intangible asset for acquired licenses of $5.7 million, which is comprised of the upfront license fee of $2.0 million and deferred consideration of $3.7 million that is the present value of the future minimum royalty payments and immaterial transaction costs. During the years ended December 31, 2024 and 2023, the Company made royalty payments in the amount of $0.6 million and $0.3 million, respectively. No contingent consideration was recognized as a liability or included in the fair value of the assets as of December 31, 2024 or December 31, 2023.

ELYXYB Acquisition

In February 2023, the Company entered into an asset purchase agreement (the “ELYXYB APA”) with BioDelivery Sciences International, Inc. (“BDSI”) and Collegium Pharmaceutical, Inc. (“Collegium”, and together with BDSI, the “Sellers”) to acquire the rights to certain patents, trademarks, regulatory approvals, data, contracts, and other rights related to ELYXYB and its commercialization in the United States and Canada (the “ELYXYB Territory”).

As consideration for the acquisition, the Company assumed various rights and obligations under the asset purchase agreement between BDSI and Dr. Reddy’s Laboratories Limited, a company incorporated under the laws of India (“DRL”), dated August 3, 2021 (the “DRL APA”), including an irrevocable, royalty-free, exclusive license to know-how and patents of DRL related to ELYXYB and necessary or used to exploit ELYXYB in the ELYXYB Territory. No cash consideration was or will be payable to the Sellers for such acquisition; however, the obligations under the DRL APA that were assumed by the Company include contingent sales and regulatory milestone payments and sales royalties. The Company is also obligated to make quarterly royalty payments to DRL on net sales of ELYXYB in the ELYXYB Territory. In April 2023, the Company launched ELYXYB in the U.S. As of December 31, 2024 and 2023, the Company had ending balances of accrued royalty payables of $0.1 million and $5.0 thousand, respectively, which was recorded as accrued expenses under current liabilities on the consolidated balance sheets. During the years ended December 31, 2024 and 2023, the Company made royalty payments in the amount of $0.3 million and $26.0 thousand, respectively. As of December 31, 2024, no sales or regulatory milestone payments had been accrued as there were no potential milestones yet considered probable of achievement.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

4. Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and the level of inputs used in such measurements (in thousands):

	December 31, 2024
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Oramed Note	$12,161	$—	$—	$12,161
Tranche B Notes	23,560	—	—	23,560
Purchased Revenue Liability	6,800	—	—	6,800
Derivative liabilities	18,303	—	—	18,303
Other long-term liabilities	155	—	—	155

Total liabilities measured at fair value	$60,979	$—	$—	$60,979

	December 31, 2023
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Oramed Note	$104,089	$—	$—	$104,089
Convertible Debentures	4,340	—	—	4,340
Derivative liabilities	1,518	—	—	1,518
Other long-term liabilities	179	—	—	179

Total liabilities measured at fair value	$110,126	$—	$—	$110,126

The Oramed Note

In September 2023, the Company issued a senior secured promissory note to Oramed in the principal amount of $101.9 million (the “Oramed Note”) (see Note 7). The Company elected the fair value option to account for the Oramed Note with any changes in the fair value of such note recorded in the consolidated statements of operations, with the exception of changes in fair value due to instrument-specific credit risk, if any, which are recorded as a component of other comprehensive income. The Company uses a discounted cash flow model to determine the fair value of the Oramed Note based on Level 3 inputs. This methodology discounts the interest and principal payments using a risk-adjusted discount rate. The fair value as of December 31, 2024 and 2023 was determined to be $12.2 million and $104.1 million, respectively, by applying a discount rate of 128.82% and 13.05%, respectively. For the years ended December 31, 2024 and 2023, the Company recorded a loss of $3.6 million and $2.8 million in change in fair value of the Oramed Note, respectively. For the years ended December 31, 2024 and 2023, the change in fair value due to instrument-specific credit risk recorded as a component of other comprehensive income was $6.3 million and nil, respectively. During the year ended December 31, 2024 the Company reclassified $5.0 million from accumulated other comprehensive income to the consolidated statement of operations. This reclassification was related to the principal payments and partial conversion of the Oramed Note balance into the Tranche B Notes (see Note 7).

FSF Deposit

In June 2024, the Company received the FSF Deposit in the aggregate principal amount of $10.0 million from FSF Lender (see Note 2 and Note 7). The Company elected the fair value option to account for the FSF Deposit

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

with any changes in the fair value of the deposit recorded in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2024, the Company recorded a loss of $4.7 million in change in fair value of the FSF Deposit in the consolidated statement of operations. In November 2024, the Company delivered the Additional Product to Endeavor and fully satisfied the remaining obligations in respect of the FSF Deposit. Upon the satisfaction of the FSF Deposit, the Deposit Warrant became a freestanding instrument under ASC 480 and was included in derivative liabilities on the Company’s consolidated balance sheet.

Tranche B Notes

In October 2024, the Company entered into the Tranche B Securities Purchase Agreement to issue and sell the Tranche B Notes in the principal amount of $50.0 million (see Note 7). The Company elected the fair value option to account for the Tranche B Notes with any changes in the fair value of such notes recorded in the consolidated statements of operations, with the exception of changes in fair value due to instrument-specific credit risk, if any, which are recorded as a component of other comprehensive income. The Tranche B Notes are measured at fair value on a recurring basis using the Level 3 inputs. The Company uses the Binomial Lattice Model valuation technique to measure the fair value of the Tranche B Notes. The fair value as of December 31, 2024, was determined to be $23.6 million. For the year ended December 31, 2024, the Company recorded a gain of $6.6 million in change in fair value of the Tranche B Notes in the consolidated statement of operations.

Purchased Revenue Liability

In October 2024, the Company entered into the ZTlido Royalty Purchase Agreement with certain institutional investors (collectively, the “ZTlido Royalty Investors”) and Oramed (see Note 7). The Company elected the fair value option for the purchased revenue liability with changes in fair value recorded as change in fair value of debt and liability instruments in the consolidated statements of operations, with the exception of changes in fair value due to instrument-specific credit risk, if any, which are recorded as a component of other comprehensive income. The Company uses a Scenario-Based Method valuation technique to measure the fair value of the purchased revenue liability. The fair value as of December 31, 2024, was determined to be $6.8 million. For the year ended December 31, 2024, the Company recorded a loss of $0.9 million in change in fair value of the purchased revenue liability in the consolidated statement of operations.

Convertible Debentures

In March and April 2023, the Company issued the Convertible Debentures in the principal amount of $25.0 million (see Note 7). The Convertible Debentures were measured at fair value on a recurring basis using Level 3 inputs. The Company used the Binomial Lattice Model valuation technique to measure the fair value of the Convertible Debentures with any changes in the fair value of the Convertible Debentures recorded in the consolidated statements of operations and comprehensive loss. Interest expense related to the Convertible Debentures is included in the changes in fair value. For the years ended December 31, 2024 and 2023, the Company recorded a loss of $35.0 thousand and a loss of $4.4 million in change in fair value of the Convertible Debentures, respectively. The Company fully repaid the Convertible Debentures in March 2024.

Derivative Liabilities

The Company recorded a gain of $17.4 million for the year ended December 31, 2024, attributed to warrant liabilities consisting of the Private Warrants, the February 2024 BDO Firm Warrants, the April 2024 RDO Common Warrants, the October 2024 Noteholder Warrants, and December 2024 RDO Common Warrants (each as defined below). The Company recorded a loss of $0.5 million for the year ended December 31, 2023, on derivative liabilities which was attributed to the Private Warrants that the Company assumed from Vickers in November 2022 in connection with the Business Combination (“Private Warrants”).

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

As of December 31, 2024, the following warrants to purchase Common Stock that are included in derivative liabilities were outstanding: 1,000,000 Private Warrants, which are currently exercisable for an aggregate of up to 28,572 shares of Common Stock, 3,803,447 February 2024 BDO Firm Warrants, which are currently exercisable for an aggregate of up to 108,686 shares of Common Stock, 15,000,000 April 2024 RDO Common Warrants, which are currently exercisable for an aggregate of up to 428,572 shares of Common Stock, 3,250,000 Deposit Warrant, which are currently exercisable for an aggregate of up to 3,250,000 shares of Common Stock, 7,500,000 October 2024 Noteholder Warrants, which are currently exercisable for an aggregate of up to 214,284 shares of Common Stock, and 57,512,958 December 2024 RDO Common Warrants, which are currently exercisable for an aggregate of up to 1,642,871 shares of Common Stock. As of December 31, 2024, the fair value of derivative warrant liabilities related to these warrants was $18.3 million.

The following table includes a summary of the derivative liabilities measured at fair value during the years ended December 31, 2024 and 2023 (in thousands):

Fair Value
Ending Balance as of December 31, 2022	$1,231
Change in fair value measurement	512
Forfeiture of Private Warrants	(225)

Ending Balance as of December 31, 2023	1,518
Issuance of February 2024 BDO Firm Warrants as part of February 2024 BDO, April 2024 RDO Common Warrants as part of April 2024 RDO, October 2024 Noteholder Warrants as part of Tranche B Notes, December 2024 RDO Common Warrants as part of December 2024 RDO, and December 2024 RDO Pre-Funded Warrants as part of December 2024 RDO	34,330
Reclass of Deposit Warrant liability upon satisfaction of FSF Deposit	1,690
Cancellation of Private Warrants as part of Oramed Letter Agreement	(445)
Warrant amendment and exercise as part of December 2024 RDO	(428)
Settlement of December 2024 RDO Pre-Funded Warrants	(984)
Change in fair value measurement	(17,378)

Ending Balance as of December 31, 2024	$18,303

Warrant Liability Measurement

The derivative warrant liability was valued using the Black-Scholes option pricing model, which is considered to be Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the warrant is the expected volatility of the Common Stock. The expected volatility assumption is based on the Company’s historical volatility, historical volatilities of comparable companies whose share prices are publicly

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

available as well as the implied volatility of the Public Warrants (see Note 9). A summary of the inputs used in valuing the derivative warrant liabilities is as follows:

	Private Warrants	February 2024 BDO Firm Warrants	April 2024 RDO Common Warrants	Deposit Warrant	October 2024 Noteholder Warrants	December 2024 RDO Common Warrants (5yr)	December 2024 RDO Common Warrants (2.5yr)
	December 31, 2024
Exercise price	$402.50	$59.50	$38.50	$1.20	$36.40	$22.72	$22.72
Term, in years	2.86	4.18	4.32	4.47	4.77	4.95	2.45
Volatility	109.0%	81.0%	80.0%	73.0%	77.0%	76.0%	95.0%
Risk-free rate	4.22%	4.29%	4.30%	4.30%	4.32%	4.33%	4.21%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Private Warrants
December 31, 2023
Exercise price	$402.50
Term, in years	3.86
Volatility	76.0%
Risk-free rate	3.90%
Dividend yield	0.0%

Contingent Consideration Related to SP-104 Acquisition

The Development Milestone Payment related to the SP-104 Assets represents an obligation to potentially settle a fixed value in a variable number of shares of Common Stock and requires remeasurement at fair value through settlement.

Upon the achievement of FDA approval for a new drug application for SP-104, the Company will transfer $3.0 million in cash or shares of Common Stock, at the discretion of the Company. The fair value of the contingent consideration liability associated with the Development Milestone Payment was estimated using a probability-weighted discounted cash flow method. Significant unobservable inputs assumptions included the likelihood of receiving FDA approval for SP-104, expected timing for receipt of FDA approval for SP-104, and a discount rate of 10.0%. As of December 31, 2024 and 2023, the fair value of contingent consideration related to the Development Milestone Payment was $0.2 million.

There were no transfers between fair value measurement levels during the years ended December 31, 2024 and 2023.

5. Balance Sheet Components

Investments

Convertible Promissory Note

On August 9, 2024, Denali Capital Acquisition Corp. (“Denali”) issued a convertible promissory note (the “Convertible Promissory Note”) in the total principal amount of up to $180,000 to the Company. The Convertible Promissory Note was issued with an initial principal balance of $15,063.74, with the remaining $164,936.26 drawable at Denali’s request and upon the consent of the Company prior to the maturity of the Convertible Promissory Note. The Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of Denali’s initial business combination or (ii) the date of the liquidation of Denali. Any future drawdowns of the remaining $164,936.26 principal amount available under the Convertible Promissory Note are expected to fund future one-month extensions as necessary to provide additional time for Denali to complete a business combination. At the option of the Company, upon consummation of an initial business

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

combination, the Convertible Promissory Note may be converted in whole or in part into additional Class A ordinary shares of Denali, at a conversion price of $10.00 per ordinary share (the “Conversion Shares”). The terms of the Conversion Shares will be identical to those of the private placement shares that were issued to Denali Capital Global Investments, LLC in connection with Denali’s initial public offering (the “IPO”). In the event that Denali does not consummate an initial business combination, the Convertible Promissory Note will be repaid only from funds held outside of the trust account established in connection with the IPO or will be forfeited, eliminated or otherwise forgiven. No interest shall accrue on the unpaid principal balance of the Convertible Promissory Note. As of December 31, 2024, the balance of the Convertible Promissory Note was $75.3 thousand as a result of additional draws after the initial amount.

Semnur Business Combination Agreement and Sponsor Interest Purchase Agreement

On August 30, 2024, Semnur entered into an agreement and plan of merger (the “Semnur Business Combination Agreement”) with Denali and Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali (“Denali Merger Sub”).

The Semnur Business Combination Agreement provides that, among other things, (i) on the terms and subject to the conditions set forth therein, Denali Merger Sub will merge with and into Semnur, with Semnur surviving as a wholly owned subsidiary of Denali (the “Semnur Business Combination”), and (ii) prior to the closing of the Semnur Business Combination, Denali will migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and de-register in the Cayman Islands in accordance with Section 206 of the Cayman Companies Act (the “Domestication”). Upon the closing of the Semnur Business Combination, it is anticipated that Denali will change its name to “Semnur Pharmaceuticals, Inc.” (“New Semnur”). Shares of Denali common stock following the Domestication are hereinafter referred to as “New Semnur Common Shares”. Shares of Denali Series A preferred stock following the Domestication are hereinafter referred to as “New Semnur Preferred Shares”. Warrants to purchase New Semnur Common Shares following the Domestication are hereinafter referred to as “New Semnur Warrants”.

In accordance with the terms and subject to the conditions of the Semnur Business Combination Agreement, following the Domestication and at the effective time of the Semnur Business Combination (the “Effective Time”): (i) each share of common stock, par value $0.00001 per share (the “Semnur Common Stock”), of Semnur, issued and outstanding immediately prior to the Effective Time, will be automatically converted into the right to receive, without interest, a number of New Semnur Common Shares equal to the Exchange Ratio (as defined in the Semnur Business Combination Agreement); (ii) each share of Series A preferred stock of Semnur issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, (a) one New Semnur Preferred Share and (b) one-tenth of one New Semnur Common Share, and (iii) subject to Denali’s receipt of the Option Exchange Approval (as defined in the Semnur Business Combination Agreement), each option to purchase a share of Semnur Common Stock that is then outstanding shall be converted into the right to receive an option to purchase a number of New Semnur Common Shares as determined by the Exchange Ratio upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, with the exercise price thereof adjusted by the Exchange Ratio.

The Company defers specific incremental costs directly attributable to the Semnur Business Combination, such as legal, accounting and other general and administrative costs. After the consummation of the Semnur Business Combination, these costs will be classified in stockholders’ deficit as a reduction of additional paid-in capital recorded as a result of the Semnur Business Combination. In the event the Semnur Business Combination Agreement is terminated, all deferred offering costs will be reclassified to general and administrative expenses in the Company’s consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2023, deferred offering costs related to the Semnur Business Combination totaled $6.0 million and nil, respectively, and were included in prepaid expenses and other current assets in the Company’s consolidated balance sheet.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

In connection with the execution and delivery of the Semnur Business Combination Agreement, Denali Capital Global Investments LLC, a Cayman Islands limited liability company (the “Sponsor”), and the Company entered into a Sponsor Interest Purchase Agreement (the “SIPA”) dated August 30, 2024 (the “Signing Date”). Pursuant to the SIPA, the Company agreed to purchase 500,000 Class B ordinary shares, par value $0.0001 per share (the “Purchased Interests”), of Denali that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000 (the “Cash Consideration”) and (ii) 8,571 shares of Common Stock. Pursuant to the SIPA, the Company has paid the Cash Consideration on the Signing Date and has agreed to issue Common Stock to the Sponsor contingent upon and following the occurrence of the Effective Time. The Company accounted for this promise to issue shares at a future date as an equity classified instrument as it is indexed to the Company’s own stock and meets the conditions to be classified in equity under FASB ASC 815, Derivatives and Hedging. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Share at the effective time of the Domestication pursuant to the terms of the Semnur Business Combination Agreement. The Company determined it does not have significant influence over Denali and accounted for the Purchased Interests as equity securities at the transaction price which consists of the $2,000,000 paid by the Company to the Sponsor and the value of the 8,571 shares of the Common Stock at the closing price of $40.25 per share on the Signing Date for a total of $2.3 million. The Company elected to subsequently measure the investment at cost less any impairment. As of December 31, 2024, the Company’s investment in the Purchased Interests had a balance of $2.3 million. No impairment loss was recognized during the year ended December 31, 2024.

Property and Equipment, Net

Property and equipment, net, consists of the following (in thousands):

	December 31, 2024	December 31, 2023
Construction in progress	$689	$689
Furniture	17	5
Computers and equipment	16	36
Leasehold improvements	50	50

Property and equipment, gross	772	780
Less: Accumulated depreciation	(64)	(58)

Property and equipment, net	$708	$722

The Company recognized depreciation expense of $14.0 thousand and $40.0 thousand for the years ended December 31, 2024 and 2023, respectively.

Accrued Expenses

Accrued expenses consists of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued professional service fees	$667	$2,029
Accrued sales and marketing costs	876	1,601
Accrued research and development costs	315	1,546
Accrued tax payable	876	1,452
Accrued litigation expenses	—	500
Accrued others	107	280

Accrued expenses	$2,841	$7,408

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

6. Goodwill and Intangible Assets

As of December 31, 2024 and 2023, the Company had recorded goodwill of $13.5 million. No goodwill impairment was recognized for the years ended December 31, 2024 and 2023.

Amortization of the intangible assets that have finite useful lives is generally recorded on a straight-line basis over their useful lives, ranging from 6.8 to 13.0 years. A summary of the Company’s identifiable intangible assets as of December 31, 2024 and 2023 is as follows (in thousands):

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Intangibles, net
Patent rights	$32,630	$17,770	$14,860
Acquired technology	21,940	9,143	12,797
Acquired licenses	5,711	915	4,796
Assembled workforce	500	500	—

Total intangible assets	$60,781	$28,328	$32,453

As of December 31, 2024, the weighted average remaining life for identifiable intangible assets was 8.5 years. Aggregate amortization expense was $4.0 million and $4.1 million for the years ended December 31, 2024 and 2023, respectively. Patent rights, acquired technology and acquired licenses are amortized over a 15-year period. Assembled workforce is amortized over a five-year period.

Estimated future amortization expense related to intangible assets as of December 31, 2024 is as follows (in thousands):

Amount
2025	$4,006
2026	4,006
2027	4,006
2028	4,006
2029	4,006
Thereafter	12,423

Total	$32,453

7. Debt

Convertible Debentures

On March 21, 2023, the Company entered into the Yorkville SPA, pursuant to which the Company would issue and sell to Yorkville Convertible Debentures in an aggregate principal amount of up to $25.0 million. The Yorkville SPA provided that the Convertible Debentures would be issued and sold at a purchase price equal to 96% of the applicable principal amount in three tranches as follows: (i) $10.0 million upon the signing of the Yorkville SPA, which was funded on March 21, 2023; (ii) $7.5 million upon the filing of a registration statement on Form S-1 with the SEC to register the resale by Yorkville of any shares of Common Stock issuable upon conversion of the Convertible Debentures under the Securities Act of 1933, as amended (the “Securities Act”), which was funded on April 11, 2023; and (iii) $7.5 million at the time such registration statement was declared effective by the SEC, which was funded on April 20, 2023.

The Convertible Debentures bore interest at an annual rate of 7.00% and were initially set to mature on December 21, 2023. On October 11, 2023, the Company and Yorkville amended the Convertible Debentures. The Default Conversion Price (as defined therein) was originally set not to fall below $70.00 per share and such

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

floor price has been amended to mean a price per share of Common Stock equal to 95% of the lowest daily VWAP (as defined therein) during the five consecutive trading days immediately preceding the conversion date, but not lower than $17.50 per share. The maturity date of the Convertible Debentures was also extended from December 21, 2023 to March 15, 2024. The outstanding principal amount was to be repaid in equal installments that are due every 30 days beginning on May 20, 2023, which is 60 days after the date on which the first Convertible Debenture was issued to Yorkville. The Convertible Debentures provided a conversion right, in which any portion of the outstanding and unpaid principal and any accrued but unpaid interest, may be converted into shares of Common Stock, at a conversion price of $280.00 per share at the option of the holder of the Convertible Debentures.

The Company had the option to repay either (i) in cash, with premium equal to 5% in respect of the principal amount of such payment, or (ii) by submitting a notice for an advance under the A&R Yorkville Purchase Agreement, or a series of advances thereunder, or any combination of (i) or (ii) as determined by the Company. In the case of (ii), the proceeds from the shares sold to Yorkville are applied against the outstanding amounts.

The Company had the right, but not the obligation, in its sole discretion, to redeem, upon five business days’ prior written notice to Yorkville (the “Redemption Notice”), all or any portion of the amounts outstanding under the Convertible Debentures; provided that the trading price of the Common Stock is less than the Conversion Price at the time of the Redemption Notice. The redemption amount shall be equal to the outstanding principal balance being redeemed by the Company, plus the redemption premium of 10% of the principal amount being redeemed, plus all accrued and unpaid interest in respect of such redeemed principal amount.

The Company elected the fair value option for the Convertible Debentures and recorded the changes in the fair value within the consolidated statements of operations and comprehensive loss at the end of each reporting period. Pursuant to the Yorkville SPA, the Company issued additional Convertible Debentures in an aggregate principal amount of $15.0 million in April 2023 for $14.4 million in net cash proceeds. In April 2023, Yorkville elected to convert $5.0 million of the outstanding principal and accrued interest of the first Convertible Debentures issued to Yorkville, resulting in the issuance of 18,069 shares of Common Stock at a conversion price of $280.00 per share and reducing the outstanding Convertible Debentures fair value balance by $7.7 million. The Company repaid $4.4 million of the Convertible Debentures during the year ended December 31, 2024. Interest expense related to the Convertible Debentures and included in the changes in fair value was $35.0 thousand and $0.7 million for the years ended December 31, 2024 and 2023, respectively.

The following table provides a summary of the changes in the balance and the estimated fair value of the Convertible Debentures (in thousands):

December 31, 2024
Ending Balance as of December 31, 2023	$4,340
Repayment of Convertible Debentures	(4,375)
Change in fair value of Convertible Debentures	35

Ending Balance as of December 31, 2024	$—

Revolving Facility

On June 27, 2023, Scilex Pharma entered into the eCapital Credit Agreement, pursuant to which the Lender shall make available the Revolving Facility in an aggregate principal amount of up to $30.0 million. The Facility Cap may, at the request of Scilex Pharma and with the consent of the Lender, be increased in increments of $250,000 at such time as the outstanding principal balance under the eCapital Credit Agreement equals or exceeds 95% of the then-existing Facility Cap. The amount available to Scilex Pharma under the Revolving Facility at any one time is the lesser of the Facility Cap and 85% of the Net Collectible Value of Eligible Receivables (each as defined therein) minus the amount of any reserves or adjustments against receivables required by the Lender, in its discretion.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Under the terms of the eCapital Credit Agreement, interest would accrue daily on the principal amount outstanding at a rate per annum equal to the Wall Street Journal Prime Rate plus 1.5%, based on a year consisting of 360 days, and which shall be payable by Scilex Pharma monthly in arrears, commencing July 1, 2023. The eCapital Credit Agreement provided for an early termination fee of 0.5% of the Facility Cap if Scilex Pharma voluntarily prepaid and terminated in full the Revolving Facility prior to the first anniversary of the closing of the Revolving Facility.

In connection with the eCapital Credit Agreement, Scilex Pharma and the Lender entered into blocked account control agreements with respect to Scilex Pharma’s collections and eCapital Credit Agreement funding accounts, which permitted the Lender to sweep all funds in the collections account to an account of the Lender for application to the outstanding amounts under the Revolving Facility, and to exercise customary secured party remedies with respect to the eCapital Credit Agreement funding account. All indebtedness incurred and outstanding under the eCapital Credit Agreement would be due and payable in full on July 1, 2026, unless the eCapital Credit Agreement was earlier terminated.

The eCapital Credit Agreement contained a financial covenant requiring Scilex Pharma to maintain cash on hand of at least $1.0 million at all times. Scilex Pharma’s obligations under the eCapital Credit Agreement were secured by a continuing security interest in Scilex Pharma’s accounts receivable, arising from customers in the ordinary course of business. The eCapital Credit Agreement contained customary events of default and also provided that an event of default included a change of control of Scilex Pharma and the failure by the Company to issue at least $75.0 million of debt or equity by September 30, 2023, which condition was satisfied by the issuance of the Oramed Note.

On September 21, 2023, Scilex Pharma signed a subordination agreement (the “Subordination Agreement”) with the Lender and Acquiom Agency Services LLC (the “Agent”). Pursuant to the Subordination Agreement, the rights and interests of the Lender under the eCapital Credit Agreement would be secured by first priority liens on the ABL Priority Collateral (as defined therein). The ABL Priority Collateral consisted of all of the Company’s properties identified in the description of collateral in the UCC-1 Financing Statement filed with the Delaware Secretary of State on June 27, 2023. The Agent’s rights and interests under the Subsidiary Guarantee, dated as of September 21, 2023, entered into by the Company and each of its subsidiaries with Oramed and the Agent (the “Subsidiary Guarantee”), would be secured by first priority liens on certain other collateral and second priority liens on the ABL Priority Collateral. The Subordination Agreement also included other standard interlender terms and requires that the Facility Cap (as defined therein) shall not exceed $30.0 million.

On October 8, 2024, Scilex Pharma paid off the outstanding amount of all obligations and indebtedness of Scilex Pharma owing to the Lender under the eCapital Credit Agreement. Accordingly, the eCapital Credit Agreement, the related Loan Documents (as defined in the eCapital Credit Agreement) and the Subordination Agreement were terminated, canceled and are of no further force and effect. As of December 31, 2024 and 2023, the outstanding balance under the Revolving Facility for Scilex Pharma was nil and $17.0 million, respectively, which was classified as a long-term liability in the consolidated balance sheet.

The Oramed Note

On September 21, 2023, the Company entered into a securities purchase agreement with Oramed (the “Scilex-Oramed SPA”), pursuant to which the Company issued the Oramed Note. The Oramed Note, which has a principal amount of $101.9 million, matures on March 21, 2025. It is payable in six principal installments, with the first installment of $5.0 million payable on December 21, 2023, the second installment in the principal amount of $15.0 million payable on March 21, 2024, the next three installments each in the principal amount of $20.0 million payable on each of June 21, 2024, September 21, 2024 and December 21, 2024 and the last installment in the entire remaining principal balance of the Oramed Note payable on March 21, 2025. Interest under the Oramed Note accrues at a fluctuating per annum interest rate equal to the sum of (1) the greater of (x) 4% and (y) Term SOFR (as defined in the Oramed Note) and (2) 8.5%, payable in-kind on a monthly basis.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Pursuant to the Oramed Note, since the outstanding principal of the Oramed Note was not repaid in full on or prior to March 21, 2024, an exit fee of approximately $3.1 million has been earned with respect to the Oramed Note, which shall be due and payable on the date the outstanding principal amount of the Oramed Note is paid in full. Upon the occurrence and during the continuance of an event of default under the Oramed Note, holders of more than 50% of the aggregate unpaid principal amount of the Oramed Notes may elect to accrue interest at a default rate equal to the lesser of (i) Term SOFR plus 15% or (ii) the maximum rate permitted under applicable law. Voluntary prepayments made before the one-year anniversary of the closing date of the Scilex-Oramed SPA must include a make-whole amount equal to 50% of the additional interest that would accrue on the principal amount so prepaid from the date of such prepayment through and including the maturity date. If the Oramed Note is accelerated upon an event of default, repayment is required at a mandatory default rate of 125% of the principal amount (together with 100% of accrued and unpaid interest thereon and all other amounts due in respect of the Oramed Note). The Oramed Note contains mandatory prepayment provisions requiring use of 70% of net cash proceeds from any Cash Sweep Financing (as defined in the Oramed Note) or advances under the ELOCs (as defined in the Oramed Note) to prepay the outstanding principal after the earlier of April 1, 2024 or full repayment of Acceptable Indebtedness (as defined in the Oramed Note). Following each of the April 2024 RDO (as defined below and as described under Note 9), the receipt of the FSF Deposit (as described below) and the sale of shares of Common Stock pursuant to the ATM Sales Agreement, the Company made a mandatory prepayment of $9,578,835, $7,000,000 and $1,760,796, respectively, to Oramed, which equals 70% of the net cash proceeds the Company received from the April 2024 RDO, the FSF Deposit and sale of shares of Common Stock pursuant to the ATM Sales Agreement. Given such payment was not a voluntary prepayment, such prepayment did not trigger the make-whole amount under the Oramed Note.

The Oramed Note contains affirmative and negative covenants binding on the Company and its subsidiaries, which restrict, among other things, the Company and its subsidiaries from incurring indebtedness or liens, amending charter and organizational documents, repaying or repurchasing stock, repaying, repurchasing, or acquiring indebtedness, paying or declaring cash dividends, assigning, selling, transferring or otherwise disposing of assets, making or holding investments, entering into transactions with affiliates, and entering into settlement agreements, in each case as more fully set forth in, and subject to certain qualifications and exceptions set forth in, the Oramed Note.

In connection with the Oramed Note, the Company and each of its subsidiaries (collectively, the “Guarantors”) entered into a security agreement (the “Security Agreement”) with Oramed (together with its successors and permitted assigns, the “Holder”) and the Agent, which acts as the collateral agent for the holders of the Oramed Note. Under this agreement, the Company and the Guarantors granted to the Agent (on behalf of and for the benefit of the holders of the Oramed Note and any Additional Notes as defined thereunder) a security interest in all or substantially all of the properties of the Company and each of the Guarantors. This was done to ensure the timely payment, performance, and full discharge of all obligations under the Oramed Note. The Security Agreement contains certain customary representations, warranties and covenants regarding the collateral thereunder, all of which are detailed in the Security Agreement.

On September 20, 2024, the Company and Oramed entered into a letter agreement (the “Oramed Letter Agreement”), pursuant to which the Company agreed to pay to Oramed $2,000,000 (the “Specified September Payment”) on September 23, 2024, which payment was applied as follows: (i) $1,700,000 was applied to the amortization payment due under the Oramed Note on March 21, 2025 (the “Maturity Date”) and (y) $300,000 to purchase an aggregate of 4,000,000 SPAC Warrants (as defined below, which are currently exercisable for an aggregate of up to 114,286 shares of Common Stock) owned by Oramed.

The parties further agreed, upon receipt of the Specified September Payment by Oramed, (i) that notwithstanding the minimum Liquidity (as defined therein) requirements set forth in Section 7(b)(x) of the Oramed Note, the Company and its Subsidiaries (as defined therein) shall be required to maintain the following minimum liquidity during the specified time periods instead: from and after September 19, 2024 until the Maturity Date, $0, and (ii) to extend the due date of the $20,000,000 amortization payment from September 23, 2024 to September 30,

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

2024. Oramed further agreed to extend such due date to October 8, 2024, on which date a consent and amendment letter was signed with Oramed (“Oramed Consent and Amendment”) under which: (i) the Company made a payment of $12,500,000 to Oramed in lieu of the payment due on September 23, 2024, using the proceeds from the issuance of the Tranche B Notes, and (ii) the remaining payments under the Oramed Note were amended as follows: installment payment of $15,000,000 payable on December 21, 2024, which payment was made on December 13, 2024, and the remaining principal balance, accrued interest and fees payable on the Maturity Date. On January 21, 2025, the Company and Oramed agreed to extend the Maturity Date under and as set forth in the Oramed Note from March 21, 2025 to December 31, 2025.

At issuance, the Company concluded that certain features of the Oramed Note would be considered derivatives that would require bifurcation. In lieu of bifurcating such features, the Company has elected the fair value option for this financial instrument and records the changes in the fair value within the consolidated statements of operations and comprehensive loss at the end of each reporting period. As of December 31, 2024, the fair value of the Oramed Note was $12.2 million, which is classified as debt, current in the consolidated balance sheet.

The following table provides a summary of the changes in the balance and the estimated fair value of the Oramed Note (in thousands):

December 31, 2024
Ending Balance as of December 31, 2023	$104,089
Repayment of Oramed Note	(64,200)
Conversion into Tranche B Notes	(25,000)
Change in fair value of Oramed Note – recorded in the consolidated statements of operations	3,589
Change in fair value of Oramed Note – due to instrument-specific credit risk recorded as a component of other comprehensive income	(6,317)

Ending Balance as of December 31, 2024	$12,161

Commitment Letter

On June 11, 2024, the Company entered into the Commitment Letter with FSF Lender, pursuant to which FSF Lender committed to provide the Company the FSF Loan in the aggregate amount of $100.0 million. The Commitment Amount should be payable as follows: (i) $85.0 million no later than the Outside Date, which is 70 days following the date on which the Company received the FSF Deposit and (ii) the remaining $15.0 million within 60 days following the Initial Closing.

Pursuant to the Commitment Letter, FSF Lender provided the Company a non-refundable FSF Deposit in immediately available funds in the aggregate principal amount of $10.0 million on the Deposit Date, which amount would be creditable towards the $85.0 million required to be funded by FSF Lender at the Initial Closing. The Company received the FSF Deposit on June 18, 2024 and issued to FSF Lender the Deposit Warrant to purchase up to an aggregate of 3,250,000 shares of Common Stock (subject to adjustment for any stock dividend, stock split, reverse stock split or similar transaction), with an exercise price of $1.20 per share. The Deposit Warrant was immediately exercisable and would expire five years from the date of issuance. If the Initial Closing did not occur on or prior to the Outside Date, the FSF Deposit should automatically convert into an unsecured loan on the first day after the Outside Date. Within five days after such automatic conversion occurs, the Company should issue a promissory note (the “Unsecured Promissory Note”) to FSF Lender to evidence such unsecured loan, which note should be unsecured, had a maturity date of five years after the date of the Unsecured Promissory Note and was prepayable without premium or penalty. The Unsecured Promissory Note should bear interest, payable quarterly in arrears, in an amount equal to the Unsecured Applicable Interest Amount (as

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

defined in the Commitment Letter) for such period based on the actual number of days elapsed while principal is outstanding.

It was contemplated by the Commitment Letter that the Company and FSF Lender would enter into definitive documents with respect to the FSF Loan on terms to be mutually agreed in good faith. If such definitive documents were entered into on or before the Outside Date, the Company agreed to issue to FSF Lender (i) at the Initial Closing, a warrant to purchase up to an aggregate of 24,375,000 shares (subject to adjustment for any stock dividend, stock split, reverse stock split or similar transaction) of Common Stock (the “Initial Closing Warrant”), and (ii) at the Second Closing, a warrant to purchase up to an aggregate of 4,875,000 shares (subject to adjustment for any stock dividend, stock split, reverse stock split or similar transaction) of Common Stock (the “Second Closing Warrant”), each to have an exercise price of $1.20 per share (with such exercise price and underlying shares presented on a pre-Reverse Stock Split basis); however, neither the Initial Closing Warrant nor the Second Closing Warrant were ever issued. The Initial Closing Warrant and the Second Closing Warrant would expire five years from the date of issuance. To evidence the FSF Loan, the Company agreed to issue to FSF Lender a Senior Secured Promissory Note (the “Secured Promissory Note”), which shall have a maturity date of five years after the date of issuance. The Secured Promissory Note shall bear interest, payable quarterly in arrears, in an amount equal to the Secured Applicable Interest Amount (as defined in the Commitment Letter) for such period, based on the actual number of days elapsed, while principal is outstanding, subject to certain conditions.

At issuance, the Company concluded that certain features of the FSF Deposit would be considered derivatives that would require bifurcation. In lieu of bifurcating such features, the Company has elected the fair value option for this financial instrument and records the changes in the fair value within the consolidated statements of operations and comprehensive loss at the end of each reporting period.

In connection with the transactions contemplated by the Commitment Letter, the Company also entered into an agreement with FSF Lender and the FSF Lender’s strategic consultant, IVI 66766 LLC (“IVI”), dated July 16, 2024, pursuant to which the Company agreed to reimburse the actual, reasonable and documented consulting fees incurred by FSF Lender in connection with the preparation, negotiation and execution of the Commitment Letter and the definitive documents with respect to the transactions contemplated thereby, which fees were satisfied in full by the Company issuing to IVI a warrant to purchase up to an aggregate of 7,142 shares of Common Stock (the “Fee Warrant”) on July 16, 2024, with an exercise price of $42.00 per share. Subject to certain ownership limitations, the Fee Warrant is immediately exercisable and will expire five years from the date of issuance. The Company accounted for the Fee Warrant as an equity classified instrument and recognized the Fee Warrant in additional paid-in capital in the Company’s consolidated balance sheets. The fair value of the Fee Warrant as of the date of issuance was $0.3 million. In October 2024, the Fee Warrant was exercised by IVI.

On September 17, 2024, the Company entered into the Satisfaction Agreement with FSF Lender and Endeavor, pursuant to which the remaining obligations in respect of the FSF Deposit shall be fully satisfied by the Company’s delivery of 28,000 cartons of ZTlido to Endeavor, which delivery shall occur no later than December 31, 2024. Upon satisfaction of such remaining obligations, the Commitment Letter shall be terminated and of no further force or effect and neither FSF Lender nor the Company shall have any further liability or obligations thereunder. In consideration of Endeavor assuming the payment obligation of the Company in respect of the FSF Deposit, Endeavor will not be responsible for making any payment to the Company for (i) the product already delivered as of the date of such agreement in an amount of approximately $13.2 million and (ii) the Additional Product. Pursuant to the terms of the Satisfaction Agreement, if the Company fails to fully deliver the Additional Product by December 31, 2024, the Company shall be liable to Endeavor for liquidated damages in the amount of $20,000,000. In November 2024, the Company delivered the Additional Product to Endeavor and fully satisfied the remaining obligations in respect of the FSF Deposit.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table provides a summary of the changes in the balance and the estimated fair value of the FSF Deposit (in thousands):

December 31, 2024
Beginning Balance as of June 11, 2024	$10,000
Change in fair value of FSF Deposit	4,690
Reclass of Deposit Warrant liability upon satisfaction of FSF Deposit	(1,690)
Repayment of FSF Deposit	(13,000)

Ending Balance as of December 31, 2024	$—

Tranche B Notes

On October 8, 2024, the Company entered into the Tranche B Securities Purchase Agreement with the Tranche B Investors and Oramed to refinance a portion of the Oramed Note and pay off certain other indebtedness of the Company. Pursuant to the Tranche B Securities Purchase Agreement, the Company agreed to issue and sell, in a registered offering by the Company directly to the Tranche B Noteholders: (i) the Tranche B Notes, which notes will mature on the two-year anniversary of the issuance date and will be convertible into shares of Common Stock at a conversion price equal to $38.15 per share (which was automatically reduced to $36.40 per share of Common Stock subsequent to the December 2024 RDO (as defined below) in accordance with the terms of such notes) and (ii) warrants (the “October 2024 Noteholder Warrants”) to purchase up to 214,284 shares of Common Stock directly to the Tranche B Noteholders.

The Company has received in exchange for the issuance of the Tranche B Notes to the Tranche B Investors an aggregate amount in cash of $22,500,000, excluding fees and expenses payable by the Company. The Company has received from Oramed in consideration for the Tranche B Notes issued to Oramed an exchange and reduction of the principal balance under the Oramed Note of $22,500,000.

The October 2024 Noteholder Warrants are immediately exercisable for cash at an exercise price equal to $38.15 per share of Common Stock (which was automatically reduced to $36.40 per share of Common Stock subsequent to the December 2024 RDO (as defined below) in accordance with the terms of such warrants) and will expire five years from the issuance date. The October 2024 Noteholder Warrants issued to the Tranche B Investors are initially exercisable for 107,142 shares of Common Stock in the aggregate. The October 2024 Noteholder Warrants issued to Oramed are initially exercisable for 107,142 shares of Common Stock.

In connection with the offering of the Tranche B Notes, the Company issued to StockBlock Securities LLC (“StockBlock”) and its affiliate, Rodman & Renshaw LLC (collectively, the “Placement Agents”) or their respective designees, (i) 62,794 shares of Common Stock (the “Placement Agent Shares”) and (ii) warrants to purchase up to 104,848 shares of Common Stock (the “October 2024 Placement Agent Warrants”). The October 2024 Placement Agent Warrants will have the same terms as the October 2024 Noteholder Warrants, except that the Placement Agents have agreed not to exercise the October 2024 Placement Agent Warrants for a period of 180 days following the date of issuance.

In conjunction with the Tranche B Securities Purchase Agreement, the Company entered into the ZTlido Royalty Purchase Agreement (as defined below) for $5.0 million of the aggregate purchase price for the ZTlido Purchased Receivables in full consideration for the sale, transfer, conveyance and granting of the ZTlido Purchased Receivables, subject to the terms and conditions set forth in the ZTlido Royalty Purchase Agreement. The $50.0 million of total proceeds received were allocated based on their relative fair value to the Tranche B Notes, the October 2024 Noteholder Warrants, and the ZTlido Royalty Purchase Agreement, with the excess of fair value over the proceeds received in amount of $2.6 million recognized as a loss upon issuance in change in fair value of debt and liability instruments in the consolidated statement of operations during the year ended December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table provides a summary of the changes in the balance and the estimated fair value of the Tranche B Notes (in thousands):

December 31, 2024
Beginning Balance as of October 8, 2024	$42,740
Conversion of Tranche B notes	(9,255)
Repayment of Tranche B Notes	(3,283)
Change in fair value of Tranche B Notes	(6,641)

Ending Balance as of December 31, 2024	$23,560

Aggregate principal repayments for the Company’s outstanding debt will be $47.7 million and $19.5 million in 2025 and 2026, respectively.

ZTlido Royalty Purchase Agreement

On October 8, 2024, in connection with the closing of the transactions contemplated by the Tranche B Securities Purchase Agreement, the Company and Scilex Pharma entered into the ZTlido Royalty Purchase Agreement with the ZTlido Royalty Purchasers. Pursuant to the ZTlido Royalty Purchase Agreement, Scilex Pharma sold to the ZTlido Royalty Purchasers the right to receive 8% of all aggregate net sales worldwide (the “ZTlido Purchased Receivables”) with respect to ZTlido, SP-103 and any related, improved, successor, replacement or varying dosage forms of the foregoing, which shall be paid within 60 calendar days after the end of each calendar quarter.

In full consideration for the sale, transfer, conveyance and granting of the ZTlido Purchased Receivables, and subject to the terms and conditions set forth in the ZTlido Royalty Purchase Agreement, the aggregate purchase price for the ZTlido Purchased Receivables was $5.0 million (net of expenses of the ZTlido Royalty Purchasers). The ZTlido Royalty Investors paid to Scilex Pharma an aggregate amount equal to $2.5 million minus the expenses of the ZTlido Royalty Investors and Oramed paid to Scilex Pharma an amount equal to $2.5 million minus Oramed’s expenses (collectively, the amount so paid by the ZTlido Royalty Purchasers, the “ZTlido RPA Closing Payment”). Oramed’s portion of the purchase price was paid by exchanging a portion of the outstanding principal balance under the Oramed Note equivalent to its portion of the ZTlido RPA Closing Payment, which amount extinguished and reduced $2.5 million of the outstanding balance under the Oramed Note.

The Royalty Purchase Agreement terminates six months following receipt by the ZTlido RPA Purchasers of all payments of the ZTlido Purchased Receivables to which each ZTlido RPA Purchaser is entitled during the period commencing on the closing date of the ZTlido Royalty Purchase Agreement and expiring on the tenth anniversary of such closing date.

The Company elected the fair value option for the ZTlido Royalty Purchase Agreement and records the changes in the fair value within the consolidated statements of operations and comprehensive loss at the end of each reporting period. As of December 31, 2024, the fair value of the ZTlido Royalty Purchase Agreement was $6.8 million, recorded as a purchased revenue liability on the consolidated balance sheet. The Company incurred $0.2 million of issuance costs in connection with the ZTlido Royalty Purchase Agreement, which were included in the consolidated statement of operations for the year ended December 31, 2024.

The following table summarizes the purchased revenue liability activity during the year ended December 31, 2024 (in thousands):

December 31, 2024
Beginning Balance as of October 8, 2024	$5,900
Change in fair value of purchased revenue liability	900

Ending Balance as of December 31, 2024	$6,800

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

8. Junior DIP Facility and Sorrento Stock Purchase Agreement

Junior DIP Facility

In July 2023, the Company entered into an agreement to provide Sorrento with a non-amortizing super-priority junior secured term loan facility (“Junior DIP Facility”) in an aggregate principal amount of $20.0 million (the “Junior DIP Loan Agreement”), which was funded in the same month. The Junior DIP Facility bears interest at a per annum rate of 12.0% payable in kind on the first day of each month in arrears and on the DIP Termination Date (as defined in the Junior DIP Loan Agreement). Upon repayment or satisfaction of the DIP Loans (as defined in the Junior DIP Loan Agreement) in whole or in part, Sorrento is required to pay to the Company in cash an exit fee equal to 2.00% of the aggregate principal amount of the Junior DIP Facility. The Junior DIP Facility was to mature on the earliest of: (i) September 30, 2023; (ii) the effective date of any Chapter 11 plan of reorganization with respect to Sorrento; (iii) the consummation of any sale or other disposition of all or substantially all of the assets of Sorrento; (iv) the date of the acceleration of the DIP Loans and the termination of the DIP Commitments (as defined in the Junior DIP Loan Agreement) in accordance with the DIP Documents (as defined in the Junior DIP Loan Agreement); and (v) dismissal of the Chapter 11 Cases or conversion of the Chapter 11 Cases into cases under Chapter 7 of the Bankruptcy Code.

On September 21, 2023, Sorrento’s obligations under the Junior DIP Facility were waived and deemed to be fully settled in conjunction with the Sorrento SPA as described below. Consequently, the transfer of funds associated with the Junior DIP Facility was deemed and accounted for as a capital distribution to Sorrento.

Sorrento Stock Purchase Agreement

On September 21, 2023, the Company entered into the Sorrento SPA, pursuant to which the Company purchased from Sorrento (i) 1,716,245 shares of Common Stock, (ii) 29,057,097 shares of Series A Preferred Stock and (iii) 1,386,617 Public Warrants, which are currently exercisable for an aggregate of up to 39,617 shares of Common Stock and 3,104,000 Private Warrants, which are currently exercisable for an aggregate of up to 88,685 shares of Common Stock (collectively, the “Purchased Securities”). On the same day, the Company and Oramed entered into the Scilex-Oramed SPA. The Company concluded that the Sorrento SPA and the Scilex-Oramed SPA were entered in contemplation of each other and the issuance of the Oramed Note was accounted as part of the consideration payable for the Purchased Securities acquired from Sorrento.

Pursuant to the terms of the Scilex-Oramed SPA, the Company issued the Oramed Note (see Note 7), which replaced Sorrento’s outstanding obligations to Oramed, warrants to purchase up to an aggregate of 4,500,000 shares of Common Stock (the “Closing Penny Warrant”) with an exercise price of $0.01 per share and restrictions on exercisability, and warrants to purchase up to an aggregate of 8,500,000 shares of Common Stock (the “Subsequent Penny Warrants” and together with the Closing Penny Warrant, the “Penny Warrants”), each with an exercise price of $0.01 per share and each with restrictions on exercisability. Additionally, the Company agreed to transfer to Oramed 4,000,000 SPAC Warrants, which are currently exercisable for an aggregate of up to 114,286 shares of Common Stock, which were acquired by the Company under the Sorrento SPA. There was no change in the terms for the warrants transferred to Oramed as a result of the transactions described above. The remaining consideration for the Purchased Securities was comprised of a credit bid for all amounts of principal and accrued but unpaid interest outstanding under the Junior DIP Facility, a $10.0 million cash payment, and the assumption and assignment of certain obligations of Sorrento for legal fees and expenses amounting to approximately $12.3 million.

The Company allocated the total consideration between the repurchased instruments by allocating to the repurchased Private Warrants their full value, with the remaining consideration allocated to the Common Stock, Series A Preferred Stock, and Public Warrants based on their relative fair values as of September 21, 2023.

Before the closing of the Sorrento SPA transactions and in connection with the transactions contemplated by the Sorrento SPA, the Company formed two entities: (a) Scilex DRE Holdings LLC (“Holdco”), a single purpose entity that is the Company’s direct wholly owned subsidiary and (b) Scilex Stock Acquisition Joint Venture LLC,

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

a single purpose bankruptcy-remote entity that is the Company’s indirect wholly owned subsidiary (“SCLX JV”), which was formed to hold the Purchased Securities. Holdco was formed to hold all of the equity interests in SCLX JV. Holdco and SCLX JV are parties to the Security Agreement and Subsidiary Guarantee (see Note 7).

Series A Preferred Stock

Pursuant to the terms of the Sorrento SPA, the Company repurchased all of the outstanding Series A Preferred Stock. The Series A Preferred Stock is classified in permanent equity and does not have any bifurcated features. Therefore, the repurchase of the Series A Preferred Stock by the Company is treated as a redemption of shares and viewed as a deemed dividend. The fair value of Series A Preferred Stock as of the repurchase date of September 21, 2023 was $52.6 million. The Company derecognized the carrying value of the Series A Preferred Stock, with any excess amount allocated as the reduction in additional paid-in capital. The Series A Preferred Stock is currently held as collateral for the Oramed Note.

Treasury Stock

The Common Stock that has been repurchased by the Company under the Sorrento SPA is not intended for constructive retirement, and is being held as collateral for the Oramed Note. In accordance with treasury stock accounting guidance, the consideration allocated to Common Stock is presented under a separate caption of Treasury Stock as a reduction of equity.

Penny Warrants

The Closing Penny Warrant will be exercisable upon the earliest of (i) March 14, 2025, (ii) the date on which the Oramed Note has been repaid in full and (iii) the Management Sale Trigger Date (as defined therein), if any, and will expire on the date that is the fifth anniversary of the issuance date.

The Company issued four Subsequent Penny Warrants, each for 2,125,000 shares of Common Stock, one of which shall vest and become exercisable on the date that is the later of (i) each of March 19, 2024 (the “CS-2 Warrant”), June 17, 2024 (the “CS-3 Warrant”), September 15, 2024 (the “CS-4 Warrant”) or December 14, 2024 (the “CS-5 Warrant”) (each, the “Subsequent Penny Warrant Vesting Date”) and (ii) the earliest of (A) March 14, 2025, (B) the date on which the Oramed Note has been repaid in full and (C) the Management Sale Trigger Date (as defined therein), if any. Each Subsequent Penny Warrant will expire on the date that is the fifth anniversary of the issuance date; provided that, if the Oramed Note is repaid in full prior to the Subsequent Penny Warrant Vesting Date applicable to such Subsequent Penny Warrant, such Subsequent Penny Warrant will expire on the date the Oramed Note is repaid in full.

Pursuant to a letter agreement the Company entered into with Oramed, dated as of August 30, 2024, the parties agreed that: (i) the CS-4 Warrant shall fully vest on August 30, 2024 and (ii) Oramed may immediately exercise the Oramed Warrants with respect to up to 5,437,500 shares of Common Stock. Pursuant to the Oramed Letter Agreement the Company entered into with Oramed, dated as of September 20, 2024, the parties agreed that Oramed may immediately exercise the CS-5 Warrant with respect to up to 1,062,500 shares of Common Stock.

The exercise price of the Penny Warrants is $0.01 per share, subject to adjustments provided therein. The exercise price and number of shares of Common Stock issuable upon the exercise of the Penny Warrants will be subject to adjustment in the event of any stock dividend, stock split, recapitalization, reorganization or similar transaction, as described in the Penny Warrants; provided that there shall not be any adjustment to the exercise price of the Penny Warrants in the event the Company combines (by combination, reverse stock split or otherwise) its Common Stock into a smaller number of shares. Oramed may exercise the Penny Warrants by means of a “cashless exercise.” The Closing Penny Warrant and the Subsequent Penny Warrants utilize the same form of warrant.

The Penny Warrants may not be exercised if Oramed, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

exercise (the “Oramed Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, Oramed may increase or decrease the Oramed Beneficial Ownership Limitation.

The Company accounted for the Penny Warrants as an equity classified instrument as they are indexed to the Company’s own stock and meet the conditions to be classified in equity under FASB ASC 815, Derivatives and Hedging, including sufficient available shares for the Company to settle the exercise of the warrants in shares. The Penny Warrants are recognized in additional paid-in capital in the Company’s consolidated balance sheets. The fair value of Penny Warrants as of September 21, 2023, the date of issuance, was $10.4 million.

During the year ended December 31, 2024, there were 6,500,000 Penny Warrants exercised by Oramed for net proceeds of approximately $0.1 million. As of December 31, 2024, there were 6,500,000 Penny Warrants outstanding that were fully vested and such warrants became exercisable on March 14, 2025.

Excise Tax

In December 2022, the Department of the Treasury and the Internal Revenue Service (the “IRS”) issued guidelines on the implementation of the new code section added by the Inflation Reduction Act of 2022, which imposes a 1% excise tax on the total fair market value of stock repurchases during the tax year, subject to adjustments. Pursuant to the terms of the Sorrento SPA, the Company repurchased the Purchased Securities from Sorrento. The total fair market value of the Purchased Securities was offset by the fair market value of the shares issued during the year ended December 31, 2023. The Company has accrued $1.3 million of the excise tax liability during the year ended December 31, 2023, which was recorded as accrued expenses under current liabilities on the consolidated balance sheet. During the year ended December 31, 2024, the Company made a total of $0.5 million payments for the excise tax. As of December 31, 2024, the remaining balance of the excise tax liability recorded as accrued expenses was $0.8 million.

9. Stockholders’ Deficit

SPAC Warrants

Upon the completion of the Business Combination, the Company assumed the Private Warrants and the public warrants to purchase Common Stock, each with an exercise price of $402.50 per share (the “Public Warrants”, and together with the Private Warrants, the “SPAC Warrants”).

Holders of the SPAC Warrants are entitled to acquire shares of Common Stock. The SPAC Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

If the reported last sale price of the Common Stock equals or exceeds $630.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders, the Company may redeem all the Public Warrants at a price of $0.01 per warrant upon not less than 30 days’ prior written notice.

If the Company calls the Public Warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. The Company will not be required to net cash settle the SPAC Warrants.

The Public Warrants are equity-classified warrants and recognized in additional paid-in capital in the accompanying consolidated balance sheets. The Private Warrants are liability-classified warrants and are recognized as liabilities (refer to Notes 1 and 4).

During the year ended December 31, 2023, the SPAC Warrants held by Sorrento were repurchased, and certain of such warrants transferred to Oramed, as a result of the Sorrento SPA (refer to Note 8). On September 20, 2024, the Company repurchased 4,000,000 of the SPAC Warrants, which are currently exercisable for an

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

aggregate of up to 114,286 shares of Common Stock, held by Oramed (refer to Note 7). Following the repurchase, these warrants were cancelled.

As of December 31, 2024 and 2023, there were 5,467,692 and 6,854,309 Public Warrants outstanding, which are currently exercisable for an aggregate of up to 156,220 shares of Common Stock and 195,838 shares of Common Stock, respectively.

As of December 31, 2024 and 2023, there were 1,000,000 and 3,613,383 Private Warrants outstanding, which are currently exercisable for an aggregate of up to 28,572 shares of Common Stock and 103,240 shares of Common Stock, respectively.

Preferred Stock

The Company is authorized to issue 45,000,000 shares of preferred stock (the “Preferred Stock”) of which there are two series in total.

Series A Preferred Stock

As of December 31, 2024 and 2023, there were 29,057,097 shares of Series A Preferred Stock outstanding. On September 21, 2023, the Series A Preferred Stock was repurchased and derecognized for accounting purposes. The Series A Preferred Stock is currently held as collateral for the Oramed Note.

Series 1 Preferred Stock

On October 27, 2024, the Board declared a stock dividend (the “Dividend”) consisting of an aggregate of 5,000,000 shares (the “Dividend Stock”) of Series 1 Mandatory Exchangeable Preferred Stock, par value $0.0001 per share (the “Series 1 Preferred Stock”), of the Company to record holders of certain of the Company’s securities as of the close of business on November 7, 2024 (which date was subsequently changed to such later date to be determined in the sole discretion of the Board). Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series 1 Mandatory Exchangeable Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on October 28, 2024, the Series 1 Preferred Stock ranks senior to the Common Stock but junior to all other series of Preferred Stock with respect to distributions of assets upon voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company. The holders of Series 1 Preferred Stock may become entitled to a pro rata portion of the number of shares that represents the lesser of (a) 10% of the shares of the Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted), held by the Company as of immediately prior to the Effective Time (as defined below) (taking into account any adjustment for any stock dividend, stock split, reverse stock split or similar transaction) and (b) that number of shares of Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted) equal to $200,000,000 divided by the closing price of such Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted) on any national securities exchange on which such shares are listed on the date that is 10 trading days prior to the Determination Date (as defined below), which shares shall be paid from the shares of Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted) held by the Company as of immediately prior to the Effective Time (taking into account any adjustment for any stock dividend, stock split, reverse stock split or similar transaction). Furthermore, the holders of Series 1 Preferred Stock shall not be entitled to receive any dividends and shall not have any voting rights by virtue of their ownership of any shares of Series 1 Preferred Stock.

For purposes of the Certificate of Designation, (a) “Effective Time” means the effective time of the Semnur Business Combination as determined under the terms of the Semnur Business Combination Agreement, (b) “Determination Date” means, if the Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted) is listed for, and trading on, any national securities exchange, the date that is 15 trading days following the Registration Date, (c) “Registration Date” means the earlier of (i) the Effective Time, at which time the shares of Semnur Common Stock (or such other securities into which or for which such stock has been exchanged or converted) are registered under the Securities Exchange Act of 1934, as

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

amended (the “Exchange Act”) and (ii) the time at which the Registration Statement is declared effective by the Securities and Exchange Commission and (d) “Registration Statement” means a registration statement, whether under the Exchange Act, or the Securities Act, that is filed by Semnur or any successor thereto or affiliate thereof with respect to the registration of the Semnur Common Stock or any securities into which or for which such stock may be exchanged or converted. The Board has the right to change the Record Date and the right to revoke the Dividend at any time prior to the payment date therefor. There can be no assurance that the Board will not revoke the Dividend or that, even if such Dividend is paid, the conditions for the mandatory exchange set forth in the Certificate of Designations will ever occur (including that the Registration Date shall have occurred on or before 11:59 p.m. Eastern time on October 28, 2025).

The Series 1 Preferred Stock does not have any bifurcated features and is classified in equity at par value because the Company had an accumulated deficit position as of Dividend Stock declaration date. As of December 31, 2024 and as of the date of this filing, none of the Dividend Stock or any shares of the Series 1 Preferred Stock were issued or distributed.

Treasury Stock

As of December 31, 2024 and 2023, there were 1,716,245 shares of Treasury Stock.

A&R Yorkville Purchase Agreement

Pursuant to the A&R Yorkville Purchase Agreement, the Company had the right, but not the obligation, in its sole and absolute discretion, to sell to Yorkville up to $500.0 million of shares of Common Stock at its request and subject to certain conditions by delivering written notice to Yorkville at any time until the first day of the month following the 36-month anniversary of the date on which the Company’s registration statement on Form S-1 registering such shares was declared effective by the SEC. Pursuant to the A&R Yorkville Purchase Agreement, the shares of Common Stock, if any, that the Company elected to sell to Yorkville pursuant to a sale of Common Stock will be purchased at a price equal to 98% of the VWAP (as defined below) during the applicable pricing period for such advance, which shall be the period commencing upon receipt by Yorkville of an advance notice from the Company (or the open of regular trading hours, if later) and ending on 4:00 p.m. on the same day. For purposes of the A&R Yorkville Purchase Agreement, “VWAP” means, for a specified period, the volume weighted average price of the Common Stock on the Nasdaq Capital Market for such period as reported by Bloomberg L.P. through its “AQR” function. Pursuant to the terms of the Original Purchase Agreement, the Company filed a registration statement on Form S-1 (File No. 333-268607) (as it may be amended or supplemented from time to time, the “Yorkville Registration Statement”) related to the Original Purchase Agreement with the SEC on November 30, 2022 (following the execution of the Original Purchase Agreement). The Yorkville Registration Statement was initially declared effective by the SEC on December 9, 2022.

In connection with the execution of the Original Purchase Agreement, the Company issued to Yorkville 7,142 shares of Common Stock. During the year ended December 31, 2024, the Company sold 2,770 shares of Common Stock pursuant to the A&R Yorkville Purchase Agreement for aggregate net proceeds of $0.2 million. During the year ended December 31, 2023, the Company sold 330,059 shares of Common Stock pursuant to the A&R Yorkville Purchase Agreement for aggregate net proceeds of $32.3 million. On, and effective as of, March 25, 2024, the Company and Yorkville mutually agreed to terminate the A&R Yorkville Purchase Agreement.

B. Riley Purchase Agreement

Pursuant to the B. Riley Purchase Agreement, the Company had the right, but not the obligation, to sell to B. Riley up to $500.0 million of shares of Common Stock, subject to certain limitations and conditions set forth therein, from time to time at the Company’s sole and absolute discretion, during the term of the B. Riley Purchase Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The Company’s right to sell shares of Common Stock pursuant to the B. Riley Purchase Agreement shall end on the first day of the month following the 36-month anniversary of the date on which the B. Riley Registration Statement (as defined below) was initially declared effective by the SEC. Pursuant to the terms of the B. Riley Purchase Agreement, the Company filed a registration statement on Form S-1 (File No. 333-269205) (as it may be amended or supplemented from time to time, the “B. Riley Registration Statement”) related to the B. Riley Purchase Agreement with the SEC on January 12, 2023 (following the execution of the B. Riley Purchase Agreement). The B. Riley Registration Statement was initially declared effective by the SEC on January 20, 2023.

The shares of Common Stock, if any, that the Company elects to sell to B. Riley pursuant to an advance under the B. Riley Purchase Agreement will be purchased at a price equal to 98% of the VWAP (as defined in such agreement) during the pricing period prescribed therein.

In connection with the execution of the B. Riley Purchase Agreement, the Company issued to B. Riley 7,142 shares of Common Stock. During the year ended December 31, 2024, the Company did not sell any shares of Common Stock pursuant to the B. Riley Purchase Agreement. During the year ended December 31, 2023, the Company sold an aggregate of 40,415 shares of Common Stock for aggregate net proceeds of $3.2 million. On, and effective as of, February 16, 2024, the Company and B. Riley mutually agreed to terminate the B. Riley Purchase Agreement.

Stock Issued under Settlement Agreement with Hudson Bay Parties

In August 2023, the Company, along with Hudson Bay Capital Management LP (“Hudson Bay”), Cove Lane Onshore Fund, LLC (“Cove Lane”), and HBC Investments LLC (“HBC” and collectively, the “Hudson Bay Parties”), entered into several agreements. Under these agreements, the Company agreed to issue and sell up to $118.6 million in securities and warrants to the Hudson Bay Parties. However, on September 15, 2023, a settlement agreement was reached and released all claims related to the previous agreements. The Company acknowledged payments of $8.65 million made to the Hudson Bay Parties as properly earned. To satisfy remaining obligations, the Company agreed to issue shares of Common Stock to Cove Lane and HBC worth $0.3 million and $0.5 million, respectively. This resulted in the issuance of an aggregate of 13,562 shares of Common Stock on September 25, 2023.

At-the-Market Sales Agreement

On December 22, 2023, the Company entered into a Sales Agreement (the “ATM Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC (the “Sales Agents”), which agreement was voluntarily terminated by us effective as of March 5, 2025. Pursuant to the ATM Sales Agreement, the Company was able to offer and sell (the “ATM Offering”) shares of Common Stock up to $170,000,000 (the “ATM Shares”), through or to the Sales Agents. The Company had no obligation to sell any shares of Common Stock under the ATM Sales Agreement and could suspend offers at any time.

The ATM Shares offered and sold in the ATM Offering were issued pursuant to the Company’s shelf registration statement on Form S-3 (which was initially filed with the SEC on December 22, 2023, as amended, and declared effective on January 11, 2024 (File No. 333-276245)) (the “Shelf S-3 Registration Statement”). The ATM Shares were offered only by means of a prospectus forming a part of the Shelf S-3 Registration Statement.

The Sales Agents were entitled to a commission equal to 3.0% of the gross proceeds from each sale of shares of Common Stock. The Company agreed to reimburse the Sales Agents for certain expenses and has agreed to provide indemnification and contribution to the Sales Agents against certain civil liabilities, including liabilities under the Securities Act.

As of December 31, 2024, the Company sold 78,975 shares of Common Stock pursuant to the ATM Sales Agreement for net proceeds of approximately $2.7 million. As of December 31, 2023, no sales of Common Stock had been made under the ATM Sales Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

February 2024 Bought Deal Offering Underwriting Agreement

On February 29, 2024, the Company entered into an underwriting agreement (the “February 2024 BDO Underwriting Agreement”) with Rodman & Renshaw LLC and StockBlock, acting as representatives of the underwriters, to sell, in an underwritten offering (the “February 2024 BDO”), 168,068 shares of Common Stock (the “February 2024 BDO Firm Shares”) and accompanying common warrants to purchase up to an aggregate of 168,068 shares of Common Stock (the “February 2024 BDO Firm Warrants”). The securities in the February 2024 BDO were offered and sold by us pursuant to the Shelf S-3 Registration Statement, a base prospectus dated January 11, 2024, and a final prospectus supplement dated February 29, 2024.

The February 2024 BDO closed on March 5, 2024, and the combined price per Firm Share and accompanying February 2024 BDO Firm Warrant paid by the underwriters was $54.74, which amount reflects the combined public offering price of $59.50, less underwriting discounts and commissions. Pursuant to the February 2024 BDO Underwriting Agreement, the Company also granted the underwriters a 30-day option to purchase up to 25,211 additional shares of Common Stock and/or common warrants to purchase up to 25,211 shares of Common Stock (the “February 2024 BDO Optional Warrants”, and together with the February 2024 BDO Firm Warrants, the “Common Warrants”). The underwriters did not exercise this option and it expired on March 30, 2024. Subject to certain ownership limitations, the Common Warrants are immediately exercisable, set to expire five years later, with an exercise price of $59.50 per share, subject to adjustments. Additionally, the Company issued the representative warrants (the “February 2024 BDO Representative Warrants”) to the underwriters, allowing them to purchase up to 13,446 shares of Common Stock, with these warrants being immediately exercisable at $74.38 per share, representing 125% of the combined public offering price per Firm Share and accompanying February 2024 BDO Firm Warrant.

The Company accounted for the February 2024 BDO Firm Warrants as a liability classified instrument (see Note 4) and the February 2024 BDO Representative Warrants as an equity classified instrument. The February 2024 BDO Representative Warrants are recognized in additional paid-in capital in the Company’s consolidated balance sheet. The issuance costs allocated to the equity component are recorded as the reduction of the offering proceeds and the amounts allocated to the liability component are expensed as incurred within the selling, general and administrative expenses in the Company’s consolidated statement of operations. The fair value of February 2024 BDO Representative Warrants as of the date of issuance was $0.3 million.

On December 11, 2024, the Company entered into a warrant amendment (the “Warrant Amendment”) with one of its investors to exercise the outstanding number of the February 2024 BDO Firm Warrants that the Company issued to such investor in the February 2024 BDO. Pursuant to the Warrant Amendment, the investor agreed to exercise outstanding February 2024 BDO Firm Warrants to purchase an aggregate of 50,421 shares of Common Stock in cash at an amended exercise price of $20.65 per share. During the year ended December 31, 2024, there were 59,398 February 2024 BDO Firm Warrants exercised for total net proceeds of approximately $1.6 million, including the amended February 2024 BDO Firm Warrants. As of December 31, 2024, there were 3,803,447 February 2024 BDO Firm Warrants, which are currently exercisable for an aggregate of up to 108,686 shares of Common Stock outstanding and 470,588 February 2024 BDO Representative Warrants, which are currently exercisable for an aggregate of up to 13,446 shares of Common Stock outstanding.

April 2024 Registered Direct Offering

On April 23, 2024, the Company entered into a securities purchase agreement (the “April 2024 RDO Purchase Agreement”) with the investor named therein, pursuant to which the Company agreed to sell and issue, in a registered direct offering (the “April 2024 RDO”): (i) an aggregate of 428,572 shares of Common Stock (the “RDO Shares”), and (ii) common warrants to purchase up to 428,572 shares of Common Stock (the “April 2024 RDO Common Warrants”). The offering price per RDO Share and accompanying April 2024 RDO Common Warrant to purchase one share of Common Stock was $35.00, for aggregate gross proceeds to the Company of $15,000,000, before deducting the placement agent fees and other offering expenses. Subject to certain ownership limitations, the April 2024 RDO Common Warrants are exercisable on the six-month anniversary

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

from the date of issuance, will expire on the five-year anniversary of the date of issuance and have an exercise price of $38.50 per share. The exercise price of the April 2024 RDO Common Warrants is subject to certain adjustments, including stock dividends, stock splits, combinations and reclassifications of the Common Stock.

StockBlock and its affiliate, Rodman & Renshaw LLC, acted as exclusive placement agents (the “Placement Agents”) in connection with the April 2024 RDO. As compensation for such placement agent services, the Company paid the Placement Agents an aggregate cash fee equal to 8.0% of the gross proceeds actually received by the Company from the April 2024 RDO. The Company also reimbursed the Placement Agents $100,000 for actual, reasonable and documented fees and expenses, inclusive of fees and expenses of legal counsel and out-of-pocket expenses and $15,950 for clearing expenses. The Company has also agreed to issue to the Placement Agents or their respective designees common warrants, substantially in the form of the April 2024 RDO Common Warrants, to purchase up to 34,286 shares of Common Stock (the “April 2024 RDO Placement Agent Warrants”), representing up to 8.0% of the total number of the April 2024 RDO Shares issued in the April 2024 RDO. The April 2024 RDO Placement Agent Warrants have an exercise price of $43.75 per share (which represents 125% of the combined offering price per share of Common Stock and the April 2024 RDO Common Warrant sold in the April 2024 RDO), will become exercisable on the six-month anniversary of the date of issuance and expire five years from the commencement of sales in the April 2024 RDO.

The Company accounted for the April 2024 RDO Common Warrants as a liability classified instrument (see Note 4) and the April 2024 RDO Placement Agent Warrants as an equity classified instrument. The April 2024 RDO Placement Agent Warrants are recognized in additional paid-in capital in the Company’s consolidated balance sheets. The issuance costs allocated to the equity component are recorded as the reduction of the offering proceeds and the amounts allocated to the liability component are expensed as incurred within the selling, general and administrative expenses in the Company’s consolidated statement of operations. The fair value of April 2024 RDO Placement Agent Warrants as of the date of issuance was $0.6 million.

As of December 31, 2024, there were 15,000,000 April 2024 RDO Common Warrants, which are currently exercisable for an aggregate of up to 428,572 shares of Common Stock outstanding, and 1,200,000 April 2024 RDO Placement Agent Warrants, which are currently exercisable for an aggregate of up to 34,286 shares of Common Stock outstanding.

December 2024 Registered Direct Offering

On December 11, 2024, the Company entered into a securities purchase agreement (the “December 2024 RDO Purchase Agreement”) with the investors named therein, pursuant to which the Company agreed to sell and issue, in a registered direct offering (the “December 2024 RDO”): (i) an aggregate of 753,009 shares of Common Stock, (ii) pre-funded warrants to purchase up to 68,604 shares of Common Stock (the “December 2024 RDO Pre-Funded Warrants”) and (iii) common warrants to purchase up to 1,642,871 shares of Common Stock (the “December 2024 RDO Common Warrants” and together with the December 2024 RDO Pre-Funded Warrants and the warrants issued to StockBlock pursuant to certain contractual obligations between the Company and StockBlock (the “StockBlock Warrants”), the “December 2024 RDO Warrants”). The combined offering price (a) per share of Common Stock and accompanying December 2024 RDO Common Warrants was $20.65 and (b) per December 2024 RDO Pre-Funded Warrant and accompanying December 2024 RDO Common Warrants was $20.6499. The aggregate gross proceeds to the Company from the December 2024 RDO were approximately $17.0 million, before deducting offering fees and expenses. The Company intends to use the net proceeds from the December 2024 RDO for working capital and general corporate purposes, which may include capital expenditures, commercialization expenditures, research and development expenditures, regulatory affairs expenditures, clinical trial expenditures, acquisitions of new technologies and investments, business combinations and the repayment, refinancing, redemption or repurchase of indebtedness or capital stock.

The Company accounted for the December 2024 RDO Common Warrants and December 2024 RDO Pre-Funded Warrants as liability classified instruments (see Note 4) and the StockBlock Warrants as an equity classified

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

instrument. The StockBlock Warrants are recognized in additional paid-in capital in the Company’s consolidated balance sheets. The issuance costs allocated to the equity component are recorded as the reduction of the offering proceeds and the amounts allocated to the liability component are expensed as incurred within the selling, general and administrative expenses in the Company’s consolidated statement of operations. The fair value of StockBlock Warrants as of the date of issuance was $1.3 million. On December 26, 2024, the December 2024 RDO Pre-Funded Warrants were exercised by the holder for total net proceeds of approximately $0.2 million.

As of December 31, 2024, there were 57,512,958 December 2024 RDO Common Warrants, which are currently exercisable for an aggregate of up to 1,642,871 shares of Common Stock outstanding, and 4,601,036 StockBlock Warrants, which are currently exercisable for an aggregate of up to 131,472 shares of Common Stock outstanding.

10. Stock Incentive and Employee Benefit Plan

2017 Scilex Pharmaceuticals Inc. Equity Incentive Plan

In June 2017, the Board of Directors of the Company adopted the Scilex Pharmaceuticals Inc. Equity Incentive Plan (the “Scilex Pharma 2017 Plan”). In connection with the corporate reorganization in March 2019, the Scilex Pharma 2017 Plan was terminated. Accordingly, after such time, no additional awards were granted under the Scilex Pharma 2017 Plan.

Scilex Holding Company 2019 Stock Option Plan

In May 2019, the Board of Directors of the Company adopted the Scilex Holding Company 2019 Stock Option Plan (the “2019 Stock Option Plan”), which subsequently was amended in December 2020. The 2019 Stock Option Plan was terminated at the closing of the Business Combination, and no further awards have been granted under the 2019 Stock Option Plan thereafter. However, the 2019 Stock Option Plan will continue to govern outstanding awards granted thereunder.

Scilex Holding Company 2022 Equity Incentive Plan

In October 2022, the Board of Directors of the Company adopted the Scilex Holding Company 2022 Equity Incentive Plan (the “Equity Incentive Plan”). As of December 31, 2024, a total of 575,220 shares of Common Stock were available and have been reserved for future issuance under the Equity Incentive Plan, which number of shares accounts for the automatic annual increase on January 1, 2024 pursuant to the Equity Incentive Plan.

Scilex Holding Company 2023 Inducement Plan

On January 17, 2023, the compensation committee of the Board of Directors of the Company adopted the Scilex Holding Company 2023 Inducement Plan (the “Inducement Plan”). The Inducement Plan provides for the grant of equity-based awards in the form of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, and other awards solely to prospective employees of the Company or an affiliate of the Company, provided that certain criteria are met. The initial maximum number of shares available for grant under the Inducement Plan is 40,000 shares of Common Stock (subject to adjustment for recapitalizations, stock splits, reorganizations and similar transactions). No awards were granted under the Inducement Plan during the years ended December 31, 2024 and 2023.

As of December 31, 2024, options to purchase 1,027,977 shares of Common Stock were outstanding under all equity incentive plans.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes stock option activity during the year ended December 31, 2024 (shares in thousands):

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life, in years	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	946	$153.15	7.5	$7,459
Granted	129	$33.21
Exercised	(4)	$51.67
Forfeited/Cancelled	(43)	$160.56

Outstanding as of December 31, 2024	1,028	$138.23	6.43	$—
Vested and expected to vest as of December 31, 2024	1,028	$138.23	6.43	$—

Exercisable as of December 31, 2024	727	$113.01	5.5	$—

Intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of the Common Stock for the options that had exercise prices that were lower than the per share fair value of the Common Stock as of the measurement date of the intrinsic value. The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2024 and 2023 was $23.49 and $113.00 per share, respectively. The total intrinsic values of options exercised during the years ended December 31, 2024 and 2023 were $47.3 thousand and $1.1 million, respectively. The maximum term of options granted under each of the equity incentive plans is ten years.

Total stock-based compensation recorded within operating expenses was $15.7 million and $14.6 million for the years ended December 31, 2024 and 2023, respectively.

The total unrecognized compensation costs related to unvested employee and non-employee stock option grants as of December 31, 2024 were $27.8 million, which the Company expects to recognize over a weighted-average period of approximately 2.3 years.

Scilex Holding Company 2022 Employee Stock Purchase Plan

In October 2022, the Board of Directors of the Company adopted the Scilex Holding Company 2022 Employee Stock Purchase Plan (the “ESPP”). The purchase price of the Common Stock is equal to 85% of the lesser of the market value of such shares at the beginning of an offering period or the date of purchase. As of December 31, 2024, the total number of shares of Common Stock that may be issued under the ESPP shall not exceed 127,902, which was increased from 82,164 shares as a result of automatic annual increase on January 1, 2024.

Total stock-based compensation recorded as operating expense for the ESPP was $242.8 thousand and $21.0 thousand for the years ended December 31, 2024 and 2023, respectively.

There were 9,551 and nil shares of Common Stock issued under the ESPP during the years ended December 31, 2024 and 2023, respectively.

Valuation Assumptions

The Company calculates the fair value of stock options and ESPP awards granted to employees and nonemployees using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The following assumptions were used in the Black-Scholes options pricing model to estimate stock-based compensation on the date of grant for stock options and ESPP:

Year Ended December 31, 2024
Stock options:
Expected dividend yield	0.00%
Expected volatility	72.00% - 119.08%
Risk-free interest rate	3.79% - 4.71%
Term of options (in years)	3.0 - 6.3
Employee stock purchase plan:
Expected dividend yield	0.00%
Expected volatility	129.30%
Risk-free interest rate	5.39%
Expected life (in years)	0.50

Semnur 2024 Stock Option Plan

Concurrent with the signing of the Semnur Business Combination Agreement, the Board, the Company (as the sole stockholder of Semnur) and the board of directors of Semnur approved the 2024 Stock Option Plan (“Semnur 2024 Plan”). Under the Semnur 2024 Plan, 40,000,000 shares of Semnur Common Stock were reserved for future issuance and nonstatutory stock options (“NSOs”) to purchase the same amount of Semnur Common Stock were granted to certain executive officers of Semnur. The NSOs were granted on August 30, 2024 and expire on August 30, 2034. No expense was recorded in connection with the NSOs as of December 31, 2024, as until the date on which all payments and all obligations under the Oramed Note have been paid in full in cash, such options will not be or become exercisable, eligible for exchange, redemption or repurchase, eligible to participate in any dividends or distributions or have any voting rights in respect of the Company or any of its current or future subsidiaries of the Company, and following the closing of the transactions contemplated by the Semnur Business Combination Agreement, the Company, Denali or any of their respective current and future subsidiaries, successors and assigns.

Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company made matching contributions to the 401(k) plan totaling $0.6 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively.

Retainer Shares

On February 13, 2023, the Company entered into a Stock Issuance Agreement (the “2023 SIA”) with a law firm for the provision of legal services to the Company. Under the 2023 SIA, the Company issued 114,286 shares of Common Stock to the law firm. On July 1, 2024, the Company entered into another Stock Issuance Agreement (the “2024 SIA”) with the same law firm for the provision of legal services to the Company. Under the 2024 SIA, the Company issued 285,714 shares of Common Stock to the same law firm. All such shares are held by the law firm as collateral for current and future outstanding legal fees due from the Company (the “Retainer Shares”). At the option of the law firm, the Retainer Shares may be sold and the net proceeds may be applied against the outstanding legal fees. The Retainer Shares not applied against the outstanding legal fees due will be returned to the Company. As of December 31, 2024, it was not probable that any of the Retainer Shares would be applied against any outstanding legal fees.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

11. Commitments and Contingencies

Product Development Agreement

In February 2013, Scilex Pharma became a party to a product development agreement (as amended, the “Product Development Agreement”) with Itochu and Oishi Koseido Co., Ltd. (“Oishi,” and together with Itochu, the “Developers”), pursuant to which the Developers will manufacture and supply lidocaine tape products, including ZTlido and SP-103 (the “Products”), for Scilex Pharma. The Developers initially developed and have intellectual property rights relating to the Products. Pursuant to the Product Development Agreement, Scilex Pharma acquired an exclusive right to develop and commercialize the Products worldwide except for Japan. The Developers are responsible for sourcing and supplying lidocaine for development and commercialization purposes.

Pursuant to the Product Development Agreement, Scilex Pharma is required to make aggregate royalty payments between 25% and 35% to the Developers based on net profits. For each of the years ended December 31, 2024 and 2023, Scilex Pharma made royalty payments in the amount of $8.3 million. As of December 31, 2024 and 2023, Scilex Pharma had ending balances of accrued royalty payables of $4.0 million and $2.4 million, respectively. Total royalty expense recorded within cost of revenue was $9.9 million and $8.5 million for the years ended December 31, 2024 and 2023, respectively. Net profits are defined as net sales, less cost of goods and marketing expenses. Net sales are defined as total gross sales of any Product, less all applicable deductions, to the extent accrued, paid or allowed in the ordinary course of business with respect to the sale of such Product, and to the extent that they are in accordance with GAAP. If Scilex Pharma were to sublicense the licensed technologies, the Developers will receive the same proportion of any sublicensing fees received therefrom. The Product Development Agreement will continue in full force and effect until October 2, 2028, the date that is ten years from the date of the first commercial sale of ZTlido. The Product Development Agreement will renew automatically for subsequent successive one-year renewal periods unless Scilex Pharma or the Developers terminate it upon six months’ written notice.

On February 16, 2017, Scilex Pharma entered into a Commercial Supply Agreement (as amended, the “Supply Agreement”) with the two Developers to provide commercial supply of ZTlido and SP-103 to Scilex Pharma. The Supply Agreement contains standard terms regarding term, termination, payment, product quality and supply. In addition, the agreement provides additional terms regarding the calculation and amount of marketing expenses that may be deducted from net sales for purposes of determining the amount of net profit under the Product Development Agreement.

Litigation

In the normal course of business, the Company may be named as a defendant in one or more lawsuits. Other than the following four lawsuits, the Company is not a party to any outstanding material litigation and management is not aware of any legal proceedings that, individually or in the aggregate, are deemed to be material to the Company’s financial condition or results of operations.

From time to time the Company may become involved in various legal proceedings, including those that may arise in the ordinary course of business.

Sanofi-Aventis U.S. LLC and Hisamitsu America, Inc. Litigation

On February 23, 2021, the Company filed an action (the “OTC Action”) in the U.S. District Court for the Northern District of California against Sanofi-Aventis U.S. LLC and Hisamitsu America, Inc., two manufacturers of over-the-counter (“OTC”) lidocaine patch products, alleging, among other things, false and deceptive advertising and unfair competition under the Lanham Act and California state laws by those companies regarding their respective OTC patch products. This lawsuit sought, among other relief, damages and an injunction enjoining the defendants from continuing to make false or misleading statements of fact about their respective

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

OTC lidocaine patch products. The defendants filed motions to dismiss, which narrowed slightly the Company’s claims, but which motions the court largely rejected. Discovery proceeded. On January 26 and February 2, 2024, Scilex Pharma entered into two separate settlement agreements and mutual releases with the two manufacturers that resolved the OTC Action. The terms of those agreements are confidential.

Former Employee Action

On March 12, 2021, Scilex Pharma and Sorrento (the “Plaintiffs”) filed an action (the “Former Employee Action”) in the Delaware Court of Chancery against the former President of Scilex Pharma, Anthony Mack, and Virpax Pharmaceuticals, Inc. (“Virpax”, and together with Mr. Mack, the “Defendants”), a company founded and then headed by Mr. Mack, alleging, among other things, breach by Mr. Mack of a restrictive covenant agreement with Sorrento related to his sale of his Scilex Pharma stock to Sorrento, tortious interference with that agreement by Virpax, breach of Mr. Mack’s fiduciary duties to Scilex Pharma, aiding and abetting of that breach by Virpax, and misappropriation of Scilex Pharma’s trade secrets by Mr. Mack and Virpax. Such lawsuit sought, among other relief, damages and various forms of injunctive relief. The case was tried from September 12, 2022 to September 14, 2022. On September 1, 2023, the court found in favor of the Plaintiffs on all but three counts deemed to have been waived. In its 95-page opinion, the court instructed the parties to submit supplemental briefing on the appropriate remedy to implement its rulings. On October 18, 2023, the Plaintiffs submitted a supplemental brief on remedies. On November 29, 2023, Defendants submitted a supplemental brief on remedies. On December 21, 2023, the Plaintiffs submitted a supplemental reply brief on remedies. On February 26, 2024, the Company and Virpax entered into a term sheet regarding a mutual release and settlement agreement, pursuant to which the parties have agreed to resolve the ongoing disputes. On February 29, 2024, the Company and Virpax entered into a definitive settlement agreement, which provides for, among other things, that Virpax would be obligated to make the following payments to the Company to settle the Former Employee Action: (i) $3.5 million (the “Initial Payment”) by two business days after the Effective Date (as defined therein), which payment has been made; (ii) $2.5 million by July 1, 2024, which payment has been made on July 8, 2024 and (iii) to the extent any of the following drug candidates are ever sold, royalty payments of (a) 6% of annual Net Sales (as defined therein) of Epoladerm; (b) 6% of annual Net Sales of Probudur and (c) 6% of annual Net Sales of Envelta during the Royalty Term (as defined therein). The Company and Virpax provided mutual releases of all claims that existed as of the Effective Date, whether known or unknown, arising from any allegations set forth in the Former Employee Action. Plaintiffs’ release relates to claims against Virpax only, which does not affect its claims against Mr. Mack. Plaintiffs have not released Mr. Mack, and litigation against him remains ongoing. The court has requested additional oral argument on the topic of remedies against Mr. Mack, which argument occurred on November 15, 2024. The parties are awaiting a final judgment from the court.

ZTlido Patent Litigation

On June 22, 2022, the Company filed a complaint against Aveva Drug Delivery Systems, Inc. (“Aveva”), Apotex Corp., and Apotex, Inc. (together, “Apotex”) in the U.S. District Court for the Southern District of Florida (the “ZTlido Patent Litigation”) alleging infringement of certain Orange Book listed patents covering ZTlido (the “ZTlido Patents”). The ZTlido Patent Litigation was initiated following the submission by Apotex, in accordance with the procedures set out in the Hatch-Waxman Act, of an abbreviated new drug application (“ANDA”). Apotex’s ANDA seeks approval to market a generic version of ZTlido prior to the expiration of the ZTlido Patents and alleges that the ZTlido Patents are invalid, unenforceable, and/or not infringed. The Company is seeking, among other relief, an order that the effective date of any FDA approval of Apotex’s ANDA be no earlier than the expiration of the asserted patents listed in the Orange Book, the latest of which expires on May 10, 2031, and such further and other relief as the court may deem appropriate. Apotex and Aveva were subject to an automatic 30-month stay preventing them from selling a generic version of ZTlido during that time which was extinguished by the U.S. District Court for the Southern District of Florida decision described below. However, to our knowledge, Aveva has not received FDA approval for any generic version of ZTlido. The two Apotex entities were dismissed from the litigation without prejudice, as they no longer had an interest in the

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

generic product that Aveva seeks to market. Before trial, Aveva dropped its challenge to the validity and enforceability of the Company’s patents. Trial in the ZTlido Patent Litigation was held from July 8, 2024 to July 11, 2024. Final post-trial briefing was submitted by the parties on July 25, 2024, and the case was submitted to the U.S. District Court for the Southern District of Florida. On August 26, 2024, that court issued a decision finding that Aveva’s product does not infringe the Company’s ZTlido Patents. The Company is appealing that decision to the U.S. Court of Appeals for the Federal Circuit, and it filed a Notice of Appeal with the U.S. District Court for the Southern District of Florida on September 25, 2024.

GLOPERBA Patent Litigation

On November 6, 2023, Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) filed a complaint against the Company in the U.S. District Court for the District of Delaware (the “GLOPERBA Patent Litigation”) alleging that the Company’s filing with the FDA of an application for approval of a proposed revision to the product label for its GLOPERBA product infringed certain Orange Book listed patents covering Takeda’s colchicine product, Colcrys® (the “Colcrys Patents”). Takeda sought an order that the effective date of any FDA approval of the Company’s labeling revision be no earlier than the expiration date of the asserted patents listed in the Orange Book, and such further and other relief as the court may deem appropriate. The Company had previously accrued $0.5 million with respect to the GLOPERBA Patent Litigation. On March 7, 2024, the Company entered into a Settlement Agreement (the “Settlement Agreement”) with Takeda to resolve the action and entered into a license agreement with Takeda pursuant to which Takeda granted a non-exclusive license to the Company and its affiliates of certain patents owned by Takeda. The terms of those agreements are confidential. The Settlement Agreement was subject to review by the Federal Trade Commission and the U.S. Department of Justice, neither of which objected during the review period. After the expiration of the review period, the U.S. District Court for the District of Delaware entered a final consent judgment on May 3, 2024.

Operating Leases

The Company leases administrative and research and development facilities under various non-cancelable lease agreements. Facility leases generally provide for periodic rent increases and may include options to extend. As of December 31, 2024, the Company’s leases have remaining lease terms of approximately 2.8 years. The terms of the Company’s leases, ranging from 3 to 5 years, include extension options that were not reasonably certain to be exercised. Many of the Company’s leases are subject to variable lease payments. Variable lease payments are recognized in the period in which the obligations for those payments are incurred, are not included in the measurement of the ROU assets or lease liabilities, and are immaterial. Additionally, the Company subleases certain properties to third parties. Sublease income is recognized on a straight-line basis and is immaterial.

As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company calculates the associated lease liability and corresponding ROU asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. As of December 31, 2024, the Company has no finance leases.

In April 2023, the Company modified the lease term for its principal executive offices located in Palo Alto, California. The modification extended the lease term for an additional three years, with the lease term expiring in September 2027. As a result of the modification, the Company recognized additional ROU assets and corresponding lease liabilities of $2.5 million.

Lease expense was $1.0 million and $1.1 million for the years ended December 31, 2024 and 2023, respectively, and was primarily comprised of operating lease costs. The lease expense also included variable lease costs and sublease income, which were immaterial for the periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Supplemental quantitative information related to leases includes the following:

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases (in thousands)	$(1,042)	$(1,021)
Weighted average remaining lease term in years — operating leases	2.8	3.6
Weighted average discount rate — operating leases	11.0%	11.1%

Approximate future minimum lease payments under operating leases were as follows (in thousands):

Year Ended December 31,	Amount
2025	$916
2026	944
2027	724

Total lease payments	2,584
Less imputed interest	(347)

Total lease liabilities	2,237
Less current portion of lease liability	714

Lease liability, net of current portion	$1,523

12. Income Taxes

Total loss before income taxes for the years ended December 31, 2024 and 2023 did not include a foreign component.

The components of the provision (benefit) expense were as follows for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Current income tax (benefit) expense:
Federal	$—	$—
State	(1)	13

Total current income tax (benefit) expense	(1)	13
Deferred income tax benefit:
Federal	(16,279)	(16,514)
State	(2,803)	(11,247)

Total deferred income tax benefit	(19,082)	(27,761)
Changes in tax rate	2,155	(1,471)
Changes in valuation allowance	16,927	29,232

Total income tax (benefit) expense from continuing operations	$(1)	$13

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The components of the Company’s net deferred tax liabilities and related valuation allowance are as follows as of December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$85,226	$71,434
Debt related interest	16,228	16,898
Capitalized research and development	5,228	4,936
Tax credit carryforwards	4,415	3,960
Stock-based compensation	1,157	525
Accrued expense and reserves	1,812	1,584
Purchased revenue liability	1,754	—
Operating lease liabilities	577	774
Other	303	159

Total deferred tax assets	116,700	100,270
Less valuation allowance	(113,703)	(96,776)

Total deferred tax assets	2,997	3,494

Deferred tax liabilities:
Intangible assets	(2,423)	(2,734)
Operating lease right-of-use assets	(574)	(760)

Total deferred tax liabilities	(2,997)	(3,494)

Net deferred tax liabilities	$—	$—

The reconciliation between U.S. federal income taxes at the statutory rate and the Company’s provision for income taxes are as follows for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Income tax benefit at federal statutory rate	$(15,290)	$(24,007)
Valuation allowance	18,559	29,232
Compensation expense	2,772	3,798
Acquisition related charges	485	260
Prior year true-up and carryback	(1,182)	(5,079)
State, net of federal tax benefit	(2,705)	(5,127)
Change in fair value of Convertible Debentures	(4,449)	1,752
Change in tax rates	2,155	(1,471)
Other	(346)	655

Income tax (benefit) expense	$(1)	$13

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realization of the deferred tax assets, the Company maintains a valuation allowance of $113.7 million against its deferred tax assets as of December 31, 2024. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.

As of December 31, 2024, the Company had $336.5 million and $248.2 million of federal and state net operating loss carryforwards, respectively. The net operating loss carryforwards begin to expire in 2033 for both federal

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

and state. As of December 31, 2024, the Company had a total of $313.5 million of federal net operating losses that have an indefinite life and will not expire, and had federal research and development income tax credits of $3.7 million which will begin to expire in 2034. As of December 31, 2024, the Company had California research and development income tax credits of $2.2 million that have an indefinite life and will not expire.

Internal Revenue Code Section 382 rules apply to limit a corporation’s ability to utilize existing net operating loss and tax credit carryforwards once the corporation experiences an ownership change as defined in Section 382. For the years ended December 31, 2024 and 2023, there was no impact of such limitations on the Company’s income tax provision.

The Company is subject to taxation in U.S. federal and state tax jurisdictions. All of the Company’s tax years will remain open for three years for examination by the federal and state tax authorities from the date of utilizations of net operating loss. There are no active tax compliance audits as of December 31, 2024.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Gross unrecognized tax benefits at the beginning of the year	$1,071	$408
Increase related to prior year tax positions	—	536
Increase related to current year tax positions	127	127

Gross unrecognized tax benefits at the end of the year	$1,198	$1,071

As of December 31, 2024 and 2023, the Company had $1.2 million and $1.1 million in total unrecognized tax benefits, respectively, which have been reflected as a reduction in deferred tax assets. If these were to be recognized, they would affect the effective tax rate, however given the full valuation allowance in the jurisdiction in which the unrecognized tax benefits relate to, the impact on the effective tax rate would be nil.

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. No interest or penalties have been recognized as of and for the years ended December 31, 2024 and 2023.

The Company believes that no material amount of the liabilities for uncertain tax positions are expected to reverse within 12 months of December 31, 2024.

13. Net Loss Per Share

The following table sets forth the reconciliation of basic and diluted loss per share for the years ended December 31, 2024 and 2023 (in thousands except per share data):

	Year Ended December 31,
	2024	2023
Net loss	$(72,807)	$(114,331)
Premium on redemption of Series A Preferred Stock	—	(52,645)

Net loss for basic loss per share available to common stockholders	$(72,807)	$(166,976)

Reversal of mark-to-market adjustment for liability classified warrants	(8,895)	—

Net loss for diluted loss per share available to common stockholders	$(81,702)	$(166,976)

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

	Year Ended December 31,
	2024	2023
Weighted average number of shares outstanding	3,561	3,722
Weighted average common stock warrants exercisable for nominal consideration	6,500	—

Weighted average number of shares, basic	10,061	3,722
Effect of dilutive securities	84	—

Weighted average number of shares, diluted	10,145	3,722
Loss per share
Basic	$(7.24)	$(44.86)
Diluted	$(8.05)	$(44.86)

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of Common Stock outstanding during the period. Premium paid on redemption of Series A Preferred Stock was added to the net loss to arrive at loss available for common stockholders as it represents a dividend to the Series A preferred stockholder. Diluted earnings per share is computed using the weighted average number of Common Stock and, if dilutive, potential Common Stock outstanding during the period. Potential Common Stock consists of the incremental Common Stock issuable upon the exercise of stock options and warrants (using the treasury stock method or the reverse treasury stock method, as applicable).

In the computation of net loss per share, treasury shares are not included as part of the outstanding shares. Shares of the Dividend Stock, as declared by the Board of Directors of the Company on October 27, 2024 and not yet distributed as of December 31, 2024, are also excluded from the computation of net loss per share because the associated Series 1 Preferred Stock is not considered to be a participating security.

In accordance with FASB ASC 260, Earnings Per Share, Penny Warrants are warrants that would be exercised for no or little consideration and therefore should be included in the calculation of weighted average shares outstanding for purposes of calculating basic and diluted net income (loss) per share. The Closing Penny Warrants become exercisable upon the passage of time and are included in basic and diluted net income (loss) per share from the closing date of September 21, 2023. The Subsequent Penny Warrants to purchase up to an aggregate of 8,500,000 shares of Common Stock were not vested as of the closing date of September 21, 2023 and the vesting was based on the passage of time, the Company’s repayment of the Oramed Note or the occurrence of the Management Sale Trigger Date (as defined therein). The Subsequent Penny Warrants became vested during the year ended December 31, 2024, and therefore are included in the computation for basic and diluted net income per share as of December 31, 2024, since all other exercise contingencies were removed except for the passage of time.

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	December 31,	December 31,
	2024	2023
Stock options	1,027,977	946,275
Public Warrants	156,220	195,838
February 2024 BDO Firm Warrants	108,686	—
April 2024 RDO Placement Agent Warrants	34,286	—
Retainer Shares	399,999	114,285
Private Warrants	28,572	103,240
February 2024 BDO Representative Warrants	13,446	—
Shares Issuable pursuant to the ESPP	2,204	851

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

	December 31,	December 31,
	2024	2023
Shares issuable under the SIPA	8,571	—
Convertible Debentures	—	15,626
October 2024 Placement Agent Warrants	104,848	—
December 2024 RDO Common Warrants	1,642,871	—
StockBlock Warrants	131,472	—
Shares issuable under Tranche B Notes	1,158,617	—

Total	4,817,769	1,376,115

14. Subsequent Events

Deferral and Consent under Tranche B Senior Secured Convertible Note

Pursuant to the Tranche B Notes, commencing on January 2, 2025 (the “First Amortization Payment Date”), the Company is required to redeem in cash (the “First Amortization Payment”) such portion of the principal amount of the Tranche B Notes equal to each Tranche B Noteholder’s Holder Pro Rata Amount (as defined in the Tranche B Notes) of $6,250,000 per fiscal quarter at a redemption price equal to 100% of such Amortization Amount (as defined in the Tranche B Notes).

On January 2, 2025, the Company entered into a deferral and consent letter with each of (i) Nomis Bay Ltd and BPY Limited (the “Nomis Bay Consent”), (ii) Oramed (the “Oramed Consent”) and (iii) 3i, LP (the “3i Consent” and, together with the Nomis Bay Consent and the Oramed Consent, the “Tranche B Consents”), respectively, pursuant to which the Tranche B Noteholders agreed to defer the Company’s obligation to make the First Amortization Payment until January 31, 2025. In consideration of such deferral, and to limit the Tranche B Noteholders’ right to exercise certain secured creditor remedies (including recourse against the assets of SCLX JV as a grantor under the Security Agreement (as defined in the Tranche B Consents)), SCLX JV delivered to the Tranche B Noteholders (or their designee) by deposit/withdrawal at custodian with the Depository Trust Company an aggregate of 142,855 Scilex shares held by SCLX JV, of which 71,428 shares were delivered to Oramed, 20,571 shares were delivered to BPY Limited, 36,571 shares were delivered to Nomis Bay Ltd, and 14,285 shares were delivered to 3i, LP.

In addition, pursuant to the Tranche B Consents, effective as of the latest of (i) the time of execution and delivery of the Tranche B Consents, (ii) the time of the delivery of the Scilex shares and (iii) the time of grant of the Royalty and Exclusive Rights (each as defined in, and contemplated pursuant to, the Term Sheet that is an exhibit to the Tranche B Consents (the “Term Sheet”)), the Tranche B Noteholders agreed to further defer the Company’s obligation to make the First Amortization Payment until October 8, 2026, provided that, as contemplated in the Term Sheet, the Company pays an aggregate of $1.1 million in respect of a portion of the First Amortization Payment and related make-whole interest (which amount has been paid).

The Term Sheet provides that the Company and the Tranche B Noteholders would enter into an agreement pursuant to which the Tranche B Noteholders shall collectively receive a 10 year, assignable, freely transferable, 4% royalty on the worldwide Net Sales (as defined therein) of GLOPERBA and ELYXYB, excluding sales of ELYXYB in Canada. Please see section below titled “Gloperba and Elyxyb Royalty Purchase Agreement” for a description of such royalty agreement entered into by us.

Amendment to Senior Secured Note

On January 21, 2025, the Company entered into an amendment letter with Oramed (the “Oramed Amendment”), pursuant to which, among other things, Oramed agreed to extend the Maturity Date under and as set forth in the Oramed Note from March 21, 2025 to December 31, 2025. In consideration of such extension, SCLX JV agreed to deliver to Oramed an aggregate of 92,857 shares of Common Stock held by SCLX JV.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

ZTlido Rest of World License Agreement

On February 22, 2025 (the “Lido Effective Date”), Scilex Pharma entered into a License Agreement (the “Lido License Agreement”) with RoyaltyVest Ltd. (the “Licensee”) with respect to services, compositions, products, dosages and formulations comprising lidocaine that have been or are later developed by or on behalf of Scilex Pharma, including the product and any future product defined as a “Product” under Scilex Pharma’s existing (i) Product Development Agreement, dated as of May 11, 2011, with Oishi and Itochu, as amended, and (ii) the associated Commercial Supply Agreement, dated February 16, 2017, between Scilex Pharma, Oishi and Itochu, as amended, which include (a) ZTlido (lidocaine topical system) 1.8%, including the composition of matter with the NDC 69557-111-30 and (b) SP-103 (collectively, the “Lido Product”). The Lido License Agreement supersedes and replaces the that certain Rest of World License Term Sheet parties entered into on October 8, 2024.

Under the Lido License Agreement, Scilex Pharma granted to the Licensee during the Lido License Term (as defined below) a worldwide (other than the United States and certain territories stated in the Lido License Agreement), exclusive, non-transferable right, license and interest in, to, and under all Product Rights Controlled (each as defined therein) by Scilex Pharma to develop, manufacture, obtain and maintain regulatory approvals for, commercialize and otherwise exploit all Lido Products, in all cases solely for commercialization of the Lido Products outside of the United States and certain territories stated in the Lido License Agreement (the “Lido Licensee Territory”). The Licensee granted to Scilex Pharma a non-exclusive, non-transferable, right and license under the Licensee Non-Blocking Patents (as defined therein) (i) in the Licensor Territory (as defined therein), to develop, manufacture, obtain and maintain regulatory approvals for, commercialize and otherwise exploit Lido Product for commercialization of Lido Products in the Licensor Territory in the Field (each as defined therein), and (ii) worldwide, to develop and manufacture Lido Product for commercialization in the Licensor Territory in the Field (each as defined therein). Each of the Licensee and Scilex Pharma will receive 50% of the Net Revenue (as defined therein) generated, and the Licensee shall effect the foregoing by paying to Scilex Pharma its share of the Net Revenue on a quarterly basis.

Pursuant to the Lido License Agreement, the Licensee shall (i) use commercially reasonable efforts to obtain and maintain regulatory approval for the Lido Product in at least one Major Market Country (as defined therein) within 18 months after the Lido Effective Date, and (ii) commit $200,000, or its equivalent in kind, annually towards such efforts until it obtains regulatory approval for the Lido Product in the Lido Licensee Territory. Scilex Pharma shall use commercially reasonable and diligent efforts to obtain and maintain regulatory approvals for SP-103 and all existing Lido Products in each country or jurisdiction in the Licensor Territory (as defined therein).

Promptly after the Lido Effective Date, Scilex Pharma is required to (i) facilitate an introduction between Oishi, Itochu, and the Licensee, and (ii) use reasonable efforts to cause each of Oishi and Itochu to accept a direct engagement with the Licensee for the manufacturing or supply of the Lido Product in finished dosage form. In addition, Scilex Pharma agreed to appoint the Licensee as its exclusive distributor of the Lido Product in the Licensee Territory during the Lido License Term.

The term of the Lido License Agreement commences on the Lido Effective Date and continues until expiration of the last to expire Licensed Patents (as defined therein), unless earlier terminated (the “Lido License Term”).

Parent Guarantee for Lido License Agreement

On February 22, 2025, in connection with Lido License Agreement, the Company entered into that certain Parent Guarantee for Lidocaine License Agreement (the “Parent Guarantee”) with the Licensee, pursuant to which the Company agreed to guarantee the due and proper performance of Scilex Pharma’s obligations under the Lido License Agreement on the terms and conditions set forth in the Parent Guarantee. Pursuant to the terms of the Parent Guarantee, the Company shall provide the Licensee with written notice of any Change of Control (as

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

defined therein) of Scilex Pharma within five business days after the consummation of such Change of Control, and the Parent Guarantee and the guarantee obligations shall automatically terminate upon the consummation of such Change of Control.

Gloperba-Elyxyb Royalty Purchase Agreement

As contemplated by the Term Sheet in respect of the Royalty and Exclusive Rights described therein, on February 28, 2025 (the “Gloperba-Elyxyb Closing Date”), the Company entered into a Purchase and Sale Agreement (the “Gloperba-Elyxyb Royalty Purchase Agreement”) with Scilex Pharma, certain institutional investors (collectively, the “Gloperba-Elyxyb Royalty Investors”) and Oramed (together with the Gloperba-Elyxyb Royalty Investors, the “Gloperba-Elyxyb RPA Purchasers”). Pursuant to the Gloperba-Elyxyb Royalty Purchase Agreement, Scilex Pharma sold to the Gloperba-Elyxyb RPA Purchasers the right to receive 4% of all aggregate net sales worldwide (the “Gloperba-Elyxyb Purchased Receivables”) with respect to Gloperba, Elyxyb, and any related, improved, successor, replacement and/or varying dosage forms of the foregoing (the “Gloperba-Elyxyb Covered Products”).

In consideration of the Further Deferral and representing the “grant of the Royalty and Exclusive Rights” (as defined in the Term Sheet), during the period commencing on the Gloperba-Elyxyb Closing Date and expiring on the tenth anniversary of the Gloperba-Elyxyb Closing Date (the “Gloperba-Elyxyb Payment Term”), Scilex Pharma shall pay to each Gloperba-Elyxyb RPA Purchaser, by wire transfer of immediately available funds in U.S. dollars to such Gloperba-Elyxyb RPA Purchaser’s account such Gloperba-Elyxyb RPA Purchaser’s Specified Percentage (as defined in the Gloperba-Elyxyb Royalty Purchase Agreement) of the Covered Product Revenue Payments (each as defined in the Gloperba-Elyxyb Royalty Purchase Agreement) for each calendar quarter (commencing with the calendar quarter beginning January 1, 2025) promptly, but in any event no later than 60 calendar days after the end of each calendar quarter.

The Gloperba-Elyxyb Royalty Purchase Agreement shall terminate six months following receipt by the Gloperba-Elyxyb RPA Purchasers of all payments of the Purchased Receivables to which each Gloperba-Elyxyb RPA Purchaser is entitled during the Payment Term.

Royalty Security Agreement

Pursuant to the terms of the Gloperba-Elyxyb Royalty Purchase Agreement, the Company entered into a Security Agreement with Scilex Pharma and the collateral agent (as identified therein) for the benefit of the Gloperba-Elyxyb RPA Purchasers, dated as of February 28, 2025 (the “Gloperba-Elyxyb Royalty Security Agreement”).

Under the Gloperba-Elyxyb Royalty Security Agreement, each of our and Scilex Pharma’s due performance and payment under the Gloperba-Elyxyb Royalty Purchase Agreement is secured by certain collateral, including a collection account and certain material contracts, intellectual property rights and regulatory approvals, in each case related to the Gloperba-Elyxyb Covered Products.

Subordination Agreement

In connection with the Gloperba-Elyxyb Royalty Purchase Agreement and the Gloperba-Elyxyb Royalty Security Agreement, the Company entered into that certain Subordination Agreement, dated as of February 28, 2025 (the “Gloperba-Elyxyb Subordination Agreement”), by and among the Company, Scilex Pharma the Gloperba-Elyxyb RPA Purchasers and the Note Agent (each as defined in the Subordination Agreement). Pursuant to the Gloperba-Elyxyb Subordination Agreement, the parties agreed that all obligations, liabilities and indebtedness under the Gloperba-Elyxyb Royalty Purchase Agreement are secured by first priority liens on the collateral under the Gloperba-Elyxyb Royalty Security Agreement (the “Gloperba-Elyxyb Royalty Collateral”) and the Note Agent’s lien on the Gloperba-Elyxyb Royalty Collateral is subordinated and becomes a second priority lien.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Amendment No. 1 to ZTlido Royalty Purchase Agreement

On February 28, 2025, the Company and Scilex Pharma entered into an Amendment No. 1 to Purchase and Sale Agreement (the “ZTlido Royalty Amendment”) with the purchasers (the “ZTlido Royalty Purchasers”) under that certain Purchase and Sale Agreement, dated as of October 8, 2024 (the “ZTlido Royalty Purchase Agreement”). Pursuant to the Royalty Amendment, the Company and Scilex Pharma may assign their respective rights or delegate their respective obligations under the ZTlido Royalty Purchase Agreement without the prior written consent of the Purchasers if the Company receives a commitment, contingent upon an asset purchase of Covered Products (as defined in the ZTlido Royalty Purchase Agreement), that would allow the Company to pay in full all obligations owed under the Debt Instruments (as defined therein), provided that such purchaser of Covered Products agrees to assume all of the obligations of the Company and Scilex Pharma under the ZTlido Royalty Purchase Agreement.

Gloperba Rest of World License Agreement

On February 28, 2025 (the “Effective Date”), the Company entered into a License Agreement (the “Gloperba License Agreement”) with Scilex Pharma and the Licensee with respect to (i) services, compositions, products, dosages and formulations comprising Gloperba that have been or are later developed by or on behalf of the Company, including the product and any future product defined as a “Licensed Product” under the Romeg License Agreement, as amended and as may be further amended or restated from time to time, and (ii) any related, improved, successor or replacement forms of any such product Controlled (as defined therein) by the Company ((i) and (ii) collectively, the “Gloperba Product”).

Under the Gloperba License Agreement, the Company granted to the Licensee during the Gloperba License Term (as defined below) a worldwide, exclusive, non-transferable (except in connection with a permitted assignment of the Gloperba License Agreement) right, license and interest in, to, and under all Product Rights Controlled (each as defined therein) by the Company to develop, manufacture, obtain and maintain regulatory approvals for, commercialize and otherwise exploit all Gloperba Products, in all cases solely for commercialization of the Gloperba Products outside of the United States in the Field (as defined therein). The Licensee granted to the Company a non-exclusive, non-transferable (except in connection with a permitted assignment of the Gloperba License Agreement), right and license under the Licensee Non-Blocking Patents (as defined therein) (i) in the United States, to develop, manufacture, obtain and maintain regulatory approvals for, commercialize and otherwise exploit Gloperba Product for commercialization of Gloperba Products in the United States in the Field (as defined therein), and (ii) worldwide, to develop and manufacture Gloperba Product for commercialization in the United States in the Field (as defined therein). Each of the Licensee and the Company will receive 50% of the Net Revenue (as defined therein) generated based on Licensee’s sale of the Gloperba Products, and the Licensee shall effect the foregoing by paying to the Company an amount required for the Company to receive its share of the Net Revenue on a quarterly basis.

Pursuant to the Gloperba License Agreement, the Licensee shall obtain and maintain regulatory approval for the Gloperba Product outside of the United States in accordance with its own business judgment and in its sole and absolute discretion.

Promptly after the Effective Date, the Company is required to (i) facilitate an introduction between the Licensee and the Company’s contract manufacturer of the Gloperba Product (the “Gloperba CMO”) as of the Effective Date, and (ii) use reasonable efforts to cause such Gloperba CMO to accept a direct engagement with the Licensee for the manufacturing or supply of the Gloperba Product in finished dosage form. In addition, the Company agreed to appoint the Licensee as its exclusive distributor of the Gloperba Product in the entire world other than the United States during the Gloperba License Term.

The term of the Gloperba License Agreement commences on the Effective Date and continues until expiration of the last to expire Licensed Patents (as defined therein), unless earlier terminated (the “Gloperba License Term”).

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Reverse Stock Split

On April 3, 2025, the Board of Directors of the Company (the “Board”) approved a reverse stock split of the Common Stock at a ratio of 1-for-35 (the “Reverse Stock Split”), which was effected on April 15, 2025. As a result of the Reverse Stock Split, every 35 shares of pre-Reverse Stock Split Common Stock was combined into one share of post-Reverse Stock Split Common Stock, without any change in par value per share. No fractional shares were issued as a result of the Reverse Stock Split, as fractional shares of Common Stock were rounded down to the nearest whole share. Stockholders who would have otherwise received a fractional share of Common Stock pursuant to the Reverse Stock Split, received cash in lieu of the fractional share. All Common Stock amounts and references have been retroactively adjusted for all figures presented to reflect the Reverse Stock Split unless specifically stated otherwise. The Company also adjusted the amounts for shares of Common Stock reserved for issuance upon the exercise of outstanding warrants, outstanding stock options and shares reserved under the Company’s stock-based compensation plans, with the exception of the outstanding Penny Warrants and the Deposit Warrant, which were not affected by the Reverse Stock Split.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by Scilex Holding Company (the “Registrant”), in connection with the sale of the securities being registered. All the amounts shown are estimates, except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$69,050
FINRA filing fee (if applicable)	75,500
Legal fees and expenses	(1)
Accounting fees and expenses	(1)
Printing expenses	(1)
Blue Sky, qualification fees and expenses	(1)
Transfer agent fees and expenses	(1)
Trustee fees and expenses	(1)
Warrant agent fees and expenses	(1)
Miscellaneous	(1)

Total	$(1)

(1)

The amount of securities and number of offerings are indeterminable and the expenses cannot be estimated at this time. An estimate of the aggregate expenses in connection with the sale and distribution of securities being offered will be included in the applicable prospectus supplement.

Item 15. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (“DGCL”) permits a corporation to eliminate or limit the personal liability of directors and officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or derived an improper personal benefit, or, with respect to any officer, any action by or in the right of the corporation. The Registrant’s restated certificate of incorporation (the “Certificate of Incorporation”) contains provisions that limit the liability of the Registrant’s directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, the Registrant’s directors and officers will not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except liability for the following:

•	any breach of their duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	with respect to any director, unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL;

•	any transaction from which the director or officer derived an improper personal benefit; or

•	with respect to any officer, any action by or in the right of the corporation.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

The Certificate of Incorporation also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors or officers, then the liability of the Registrant’s directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The Certificate of Incorporation permits the Registrant to indemnify its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the Registrant’s bylaws provide that the Registrant will indemnify its directors and officers and permit the Registrant to indemnify its employees and other agents, in each case to the extent not prohibited by the DGCL or any other applicable law.

The Registrant has entered, and expects to continue to enter, into indemnification agreements with its directors and officers, that may be broader than the specific indemnification provisions contained in the DGCL. These agreements, among other things, require the Registrant to indemnify its directors and officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require the Registrant to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. The Registrant also maintains directors’ and officers’ liability insurance.

Item 16. Exhibits

Exhibit Number	Description

1.1+	Form of Underwriting Agreement.

2.1#	Agreement and Plan of Merger, dated as of March 17, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (incorporated by reference to Exhibit 2.1 to Vickers’s Current Report on Form 8-K filed by the Registrant on March 21, 2022).

2.2#	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 12, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (incorporated by reference to Exhibit 2.1 of Vickers’s Current Report on Form 8-K filed by the Registrant on September 14, 2022).

2.3#	Bill of Sale and Assignment and Assumption Agreement, dated May 12, 2022, by and between Scilex Holding Company and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 2.3 of Amendment No. 1 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on June 27, 2022).

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

2.4#	Asset Purchase Agreement, dated April 23, 2021, between Sorrento Therapeutics, Inc. and Aardvark Therapeutics, Inc., as assumed by Scilex Holding Company on May 12, 2022, pursuant to the Bill of Sale and Assignment and Assumption Agreement, dated as of such date, by and between Scilex Holding Company and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 2.4 of Amendment No. 1 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on June 27, 2022).

2.5#	Agreement and Plan of Merger, dated as of March 17, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (incorporated by reference to Exhibit 2.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on March 21, 2022).

2.6#	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 12, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (incorporated by reference to Exhibit 2.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on September 14, 2022).

2.7#	Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on September 3, 2024).

2.8#	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on April 21, 2025).

2.9	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on July 23, 2025).

3.1	Restated Certificate of Incorporation of Scilex Holding Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on November 17, 2022).

3.2	Certificate of Amendment to the Restated Certificate of Incorporation of Scilex Holding Company, filed with the Secretary of State of the State of Delaware on April 14, 2025 (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on April 15, 2025).

3.3	Certificate of Designations of Scilex Holding Company (incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on November 17, 2022).

3.4	Certificate of Designation of Preferences, Rights and Limitations of Series 1 Mandatory Exchangeable Preferred Stock of Scilex Holding Company (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on October 28, 2024).

3.5	Certificate of Elimination of Series 1 Mandatory Exchangeable Preferred Stock of Scilex Holding Company, dated February 3, 2026 (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on February 3, 2026).

3.6	Bylaws of Scilex Holding Company (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by the Registrant on November 17, 2022).

4.1	Warrant Agreement, dated as of January 6, 2021, by and between Vickers Vantage Corp. I and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

4.2	Specimen Warrant Certificate of Scilex Holding Company (f/k/a Vickers Vantage Corp. I) (incorporated by reference to Exhibit 4.3 of Vickers’s Form S-1 (File No. 333-251352), filed with the SEC on December 15, 2020).

4.3	Senior Secured Promissory Note issued to Oramed Pharmaceuticals, Inc. on September 21, 2023 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on September 26, 2023).

4.4	Form of Scilex Holding Company Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on September 26, 2023).

4.5	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on March 5, 2024).

4.6	Form of Representative Warrant (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on March 5, 2024).

4.7	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on April 25, 2024).

4.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on April 25, 2024).

4.9	Warrant to Purchase Common Stock, issued to FSF 33433 LLC on June 18, 2024 (incorporated by reference to Exhibit 4.8 of our Registration Statement on Form S-3 (File No. 333-280882), filed with the SEC on July 18, 2024).

4.10	Form of Tranche B Senior Secured Convertible Note issued by Scilex Holding Company. (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on October 8, 2024).

4.11	Form of Warrant to Purchase Common Stock issued by Scilex Holding Company. (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on October 8, 2024).

4.12	Form of Placement Agent Warrant issued by Scilex Holding Company (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on October 8, 2024).

4.13	Form of Pre-Funded Warrant issued by Scilex Holding Company (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on December 13, 2024).

4.14	Form of Common Warrant issued by Scilex Holding Company (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on December 13, 2024).

4.15	Form of StockBlock Warrant issued by Scilex Holding Company (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on December 13, 2024).

4.16	Amendment No. 1 to Common Stock Purchase Warrant, dated December 11, 2024, between Scilex Holding Company and the investor named therein (incorporated by reference to Exhibit 4.4 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on December 13, 2024).

4.17	Form of Exchange Warrant (incorporated by reference to Exhibit 10.6 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on July 23, 2025).

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

4.18	Form of September 2025 Warrant (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K (File No. 001-39852), filed with the SEC on October 1, 2025).

4.19	Form of November 2025 Investor Warrant (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K (File No. 001- 39852), filed with the SEC on November 24, 2025).

4.20	Form of November 2025 Placement Agent Warrant (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K (File No. 001- 39852), filed with the SEC on November 24, 2025).

4.21+	Specimen Preferred Stock Certificate and Form of Certificate of Designation of Preferred Stock.

4.22*	Form of Indenture.

4.23+	Form of Debt Securities.

4.24+	Form of Common Stock Warrant Agreement and Warrant Certificate.

4.25+	Form of Preferred Stock Warrant Agreement and Warrant Certificate.

4.26+	Form of Debt Securities Warrant Agreement and Warrant Certificate.

4.27+	Form of Rights Agreement and Right Certificate.

4.28+	Form of Unit Agreement and Unit Certificate.

5.1+	Opinion of Paul Hastings LLP.

23.1*	Consent of BPM LLP, independent registered public accounting firm.

23.2+	Consent of Paul Hastings LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on the signature page hereto).

25.1^	Statement of Eligibility of Trustee under the Indenture.

107+	Filing Fee Table.

*	Filed herewith.
+	To be filed by amendment or as an exhibit to a Current Report on Form 8-K and incorporated herein by reference, if applicable.
#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

^	To be filed separately under the electronic form type 305B2, if applicable.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (Act) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY SCILEX HOLDING COMPANY

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, State of California, on the    day of    , 2026.

SCILEX HOLDING COMPANY

By:
Name: Henry Ji, Ph.D.
Title: Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Henry Ji and Stephen Ma, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Henry Ji, Ph.D.	Chief Executive Officer, President, Chairperson and Director (Principal Executive Officer)	, 2026

Stephen Ma	Chief Financial Officer, Chief Operating Officer, Secretary and Director (Principal Financial and Accounting Officer)	, 2026

Dorman Followwill	Director	, 2026

Yue Alexander Wu, Ph.D.	Director	, 2026

Jay Chun, M.D., Ph.D.	Director	, 2026